Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

March 28, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
Division of Corporate Finance

Re:	Response to SEC Comment Letter dated March 21, 2005

Ladies and Gentlemen:

     We are writing in response to your letter to Charter Communications, Inc. (“Charter,” “we” or the “Company”) dated March 21, 2005. We have considered the Staff’s comments relating primarily to our registration statement on Form S-1 (file nos. 333-121136). We will be filing an amendment to the registration statement upon resolution of certain ongoing discussions with the SEC Staff regarding the SEC comment letter dated February 28, 2005 and subsequent call with the SEC Staff on March 25, 2005. In the interim, we wanted to address the Staff’s comments in the March 21 letter, and have set forth below our responses to each of the comments.

*****

1.	We note your response to our prior comment #1. In particular, we note that some of the “Equity Investors” who will purchase the Class A shares in the current offering will be the 5.875% note holders. We further note some of these 5.875% note holders may purchase the Class A shares in order to close out short positions that were created prior to the effectiveness of the Form S-1. Supplementally, please provide a reasonably-detailed analysis explaining why the use of registered Class A shares to “close out” short positions created prior to effectiveness should not be viewed as an improper pre-effective sale of such shares. In this regard, please refer to our position as articulated in the July 1997 Telephone Interpretation #A.65.

In addition, please provide us with a reasonably-detailed analysis explaining why the Class A shares covered by the Form S-1 should not be viewed as having been offered to the 5.875% note holders at the time of the Rule 144A offering, i.e. prior to the filing of the Form S-1, with Citigroup acting as an underwriter. In this regard, we note that the availability of registered Class A shares to the 5.875% note holders was necessary in order to sell the 5.875% notes at favorable terms. We also note that some of the 5.875% note holders may purchase the registered Class A shares to close out their hedged positions. To facilitate our review, please provide us with copies of the offering

Securities and Exchange Commission
March 28, 2005

memorandum, along with any other relevant sales materials, used in connection with the Rule 144A offering of the 5.875% notes.

Finally, please provide us with a reasonably-detailed analysis explaining why the negotiation and execution of the share lending agreement should not be viewed as a pre-filing offer to Class A shares to Citigroup.

To provide some background for the answers that follow, perhaps it would be useful to contrast the procedures Charter and Citigroup propose to pursue in utilizing a registration statement to effect short sales of newly-borrowed Charter shares with the practices that we understand are typically followed by certain investors in Rule 144A offerings of convertible securities.

We understand that many investors in a typical Rule 144A offering borrow stock in the open market and short those shares without registration under the Securities Act. While Charter has not inquired of any such investors as to the exemption from registration they rely on in effecting such short sales, we believe they have concluded that these short sales fall under the exemptions set forth in Sections 4(1) and 4(3) of the Securities Act, since the shares sold short are typically unrestricted shares borrowed in the market and sold by investors that are not affiliates of the issuer. As we discussed in our Response Letter of January 31, 2005, we understand that these investors typically engage in dynamic hedging of their investment in the convertible securities, increasing the size of their short position by borrowing and shorting additional shares when the stock price rises and buying-in shares and returning them to stock lenders when the price falls. We understand that all these purchases and short sales typically occur without registration under the Securities Act and without any involvement or knowledge of the issuer. We are informed that this is true for virtually all series of convertible notes that trade under Rule 144A, although not all convertible note investors hedge their positions.

In contrast to this usual scenario, Charter and Citigroup are proposing to use a registration statement to effect the short sale of up to 150 million Charter Class A shares to provide investors in the 5.875% notes with a sizeable portion of their hedge. As contemplated at the time we offered the 5.875% notes, the registered short sale approach was intended to provide investors with their first opportunity to hedge their position, since we and Citigroup believed that investors would not be able to borrow a meaningful number of Class A shares in the open market. As then contemplated, the buyers in the registered short sales would not be holders of the 5.875% notes and the holders of the 5.875% notes would not be looking to purchase Class A shares in the registered short sale to return to stock lenders.

We have since come to believe that, in the intervening months, some of the investors in the 5.875% notes have found some Class A shares to borrow and sell short. By virtue of these unexpected short sales, these investors are now in a position to purchase Class A shares in the registered offering for the purpose, ultimately, of returning the purchased shares to stock lenders.

When these investors sold their Class A shares short, they could not have foreseen how they would obtain shares to return to the stock lenders. They now have three alternatives available to them. They can close out their short positions by purchasing shares in the

Securities and Exchange Commission
March 28, 2005

open market, by acquiring shares in the underwritten short sale or by acquiring shares upon conversion of their 5.875% notes. Only the second alternative involves a covering transaction that contemplates the use of a registration statement. Given the instance of two other alternatives, it seems unworkable as a practical matter for the determination whether a short sale requires registration to turn on which alternative the investor ultimately chooses to close out the short sale.

Furthermore, in the second alternative, the investor is a purchaser in the registered offering, not a seller. If the investor purchases Class A shares in the registered offering, without having shorted stock prior to the effectiveness of the registration statement, the investor, like any other purchaser of Class A shares that is not an affiliate of Charter, would be able to resell that stock immediately, without having to deliver a prospectus to the buyer, in reliance on Sections 4(1) and 4(3) of the Securities Act. If an immediate resale is permitted without registration (that is, without deeming the seller to be an issuer, underwriter or dealer), we believe that the seller’s status should not change simply because the sale is a short sale.

This conclusion is consistent with the position taken by the Staff in the February 16, 1973 and January 12, 1973 Cleary, Gottlieb, Steen & Hamilton interpretive letters to the effect that registered securities received in either registered exchange offers or Rule 145 transactions can be used to repay a loan of outstanding securities of the same class that were sold short before the effective date of the registration statement. The facts in our situation and the 1973 Cleary interpretive letters are both very different from the facts described in the July 1997 Telephone Interpretation #A.65. In Telephone Interpretation #A.65, the Staff took the position that the seller under a secondary registration statement could not sell shares short prior to the effectiveness of the registration statement and then cover the short sale with registered shares following effectiveness, presumably by delivering shares and a prospectus to the share lender. In that scenario, the seller could not have sold the shares in reliance on Sections 4(1) and 4(3); it needed to make a valid sale under the registration statement. In the situation described in Interpretation #A.65, the real sale is the unregistered short sale. The attempted use of a registration statement to return borrowed shares should not be viewed as a sale, since the lender is not making an investment decision. In our scenario, there has been a valid sale and purchase pursuant to the registration statement. The purchaser is making an investment decision to purchase shares under the registration statement rather than purchase shares in the public market to close out its stock loan. Following the completion of that purchase, shares may validly be returned to share lenders.

We do not believe that any offer of the Class A shares covered by the Share Lending Agreement and the Form S-1 was made at the time of the Rule 144A offering of the 5.875% notes. As you will see from the Offering Memorandum for the 5.875% notes attached as Annex A hereto, there was only limited disclosure describing the Share Lending Agreement and the related Share Lending Registration Rights Agreement (see in the Offering Memorandum: “Summary —The Offering — Registered Borrow Facility” on pages 7-8 and “Registered Borrow Facility” on pages 65-66). This was the minimal disclosure necessary to describe the legal agreements then in place. Although the existence of the Share Lending Agreement and the Share Lending Registration Rights Agreement were important to the completion of the offering of 5.875% notes on favorable terms, Charter had no intention of offering Class A shares to note investors at

Securities and Exchange Commission
March 28, 2005

the time of the Rule 144A offering and no indication, understanding or expectation at that time that any 5.875% note holders would want to purchase Class A shares. Indeed, the whole purpose of the Share Lending Agreement was to facilitate hedging of the 5.875% notes because we understood that there were not sufficient Class A shares available for 5.875% note holders to borrow and sell short to establish their initial hedge position.

Although the description of the Share Lending Registration Rights Agreement in the Offering Memorandum did mention that Citigroup expected to sell the borrowed shares pursuant to the registration statement, we do not believe that this reference constitutes an offer, especially since no terms or parameters of the offer were described and the recipients of the disclosure were not expected to be purchasers in the registered offering. As noted above, Charter had no reason to make or effect such an offer since the note investors had no apparent desire or intention to purchase common stock. The fact that certain 5.875% note holders subsequently found Class A shares to borrow and sell short and may now wish to purchase shares in the registered offering to close out this borrow should not affect this analysis.

Based on Section 2(a)(3) of the Securities Act, the negotiation and execution of the Share Lending Agreement between Charter and Citigroup should not be viewed as a pre-filing offer of Class A shares. Section 2(a)(3) excludes from the term “offer to sell,” “offer for sale,” and “offer” “preliminary negotiations or agreements between an issuer ... and any underwriter....” Since there was no sale or delivery of shares to Citigroup, no commitment by Citigroup to borrow any number of shares and no payment by Citigroup to Charter, the execution of the Share Lending Agreement constitutes no more than such a “preliminary negotiation or agreement” and therefore does not constitute a pre-filing offer.

2.	Please provide us with a reasonably-detailed analysis explaining why the Rule 144A offering of 5.875% notes should not be integrated with the current registered offering of Class A shares for purposes of Section 5 of the Securities Act. Your analysis should explain why the offerings should not be integrated despite the following points:

•	the availability of registered Class A shares was crucial to Charter’s ability to sell the 5.875% notes;

•	both the Rule 144A offering and the current registered offering of Class A shares appear to be part of the same plan of financing and serve the same general purpose; and

•	at least some of the 5.875% note holders will be purchasers in the current registered offering of Class A shares.

We believe that the Rule 144A offering of 5.875% notes (which was made only to QIBs) should not be integrated with the proposed registered offering of Class A shares based on the safe harbor provided by Rule 152 under the Securities Act and the Staff’s position in the June 26, 1990 Black Box Incorporated interpretative letter and the February 28, 1992 Squadron, Ellenoff, Pleasant & Lehrer interpretative letter. As explained in our response to comment #1, we do not believe that there was any offer of the Class A shares covered by the Form S-1 at the time of the Rule 144A offering of the 5.875% notes. Therefore, the offering of the 5.875% notes was a valid private placement to qualified institutional buyers with resales only to qualified institutional buyers pursuant to rule 144A. As the

Securities and Exchange Commission
March 28, 2005

Staff wrote in the Black Box interpretive letter, “under Rule 152 under the Securities Act the filing of a registration statement subsequent to an offering otherwise exempt from registration under Section 4(2) of the Act does not vitiate the exemption provided by the Section 4(2) private offering exemption.” The sale of the 5.875% notes was complete at the time of the offering and was not subject to any conditions related to the registered offering of the Class A shares.

The fact that the Rule 144A offering and the registered offering of the Class A shares may be part of the same plan of financing or may serve the same general purpose is not a relevant consideration in either the Black Box or Squadron, Ellenoff interpretative letters.

Similarly, the fact that some of the 5.875% note holders may be purchasers in the current registered offering should not affect the analysis. The conclusions set forth in the Black Box and Squadron, Ellenoff letters permit Rule 144A and registered offerings to occur simultaneously, and to be conditioned on each other, as long as the offerings are conducted so that the public offering is not also a public solicitation for the private offering. Accordingly, although this was clearly not contemplated in the case of this offering, we understand from Citigroup that it has become common practice in many simultaneous Rule 144A offerings of convertible notes and registered common stock offerings for some of the purchasers to purchase both securities, as long as appropriate procedures are in place to ensure that separate offers with respect to each security are made to such purchasers.

Finally, the existence of the Share Lending Agreement and the Share Lending Registration Rights Agreement were entered into to facilitate the investors’ ability to improve or enhance their yield on the notes. As explained in our response to comment #1, we do not believe that the description of these agreements in the offering memorandum constituted an offer of the registered Class A shares at the time of the Rule 144A offering. The prospect that investors in a Rule 144A offering may obtain a benefit from a simultaneous or subsequent registered offering does not violate the conditions of the Black Box and Squadron, Ellenoff letters. Accordingly, we believe that the Rule 144A offering of the 5.875% notes should not be integrated with the subsequent registered offering of Charter common stock.

3.	We note from your response letter, dated January 31, 2005, that Charter’s transaction is not being made in reliance on the October 9, 2003 Goldman Sachs interpretative letter. Please provide us with a reasonably-detailed analysis explaining why the Rule 144A offering of 5.875% notes, the current registered offering of Class A shares, and the dynamic hedging activities by the 5.875% note holders should not be integrated for purposes of Section 5 of the Securities Act. Identify the exemption from Securities Act registration that will cover the dynamic hedging activities. In this regard, please note that our position in the Goldman Sachs interpretative letter regarding the availability of a Securities Act exemption for dynamic hedging is based on the premise that the issuer (or its agent) would have no economic interest or significant participation in the dynamic hedging. Your analysis should explain how Charter’s and Citigroup’s roles in facilitating the dynamic hedging by the 5.875% note holders are consistent with this position.

Securities and Exchange Commission
March 28, 2005

As described in our response to comment #1 in our Response Letter dated January 31, 2005, Charter’s transaction is not being conducted in reliance on the Goldman Sachs interpretative letter and this offering is being registered only because the shares being sold short are newly issued shares received directly from Charter. The distinction in the Goldman Sachs interpretative letter between dynamic hedging and initial hedging is not relevant to this transaction because, absent the use of restricted shares borrowed from Charter, none of the short sales used to hedge the 5.875% notes would have been registered. As stated in our response to comment #1, we understand that the short sellers in such transactions take the position that such sales are exempt pursuant to either Section 4(1) or 4(3) of the Securities Act because the shares sold are unrestricted shares borrowed in the market. Therefore, once the Class A shares have been sold pursuant to a registration statement, Citigroup should be free pursuant to Section 4(3) of the Securities Act to lend out any Class A shares it reacquires from 5.875% note holders as long as such shares are not returned to Charter.

That being said, Charter and Citigroup are principally trying to help the 5.875% note holders establish their initial hedge position. Because the registered short sale is intended to be a one-time event, it is not designed to facilitate dynamic hedging transactions that will take place over the life of the 5.875% notes. Since Citigroup does not have the ability to borrow additional Class A shares following the sale of 150 million shares, Citigroup would not be able to facilitate the increase of any short position by 5.875% note holders in the aggregate as part of their dynamic hedging activities. To increase their aggregate short position, the 5.875% note holders would have to borrow additional shares in the market, so those short sales should be exempt pursuant to either Section 4(1) or 4(3) of the Securities Act. The fact that 5.875% note holders may decrease their hedge position with Citigroup as part of their dynamic hedging activities should not be relevant because there will not be any additional short sales of Class A shares as a result.

We have described in our response to comment #2 above why the Rule 144A offering of 5.875% notes and the current registered offering of Class A shares should not be integrated. For the same reasons, we believe that the independent action by 5.875% note holders as part of their dynamic hedging activities also should not be integrated. In that regard, we note that neither Charter nor Citigroup will benefit from any dynamic hedging activities by investors in the 5.875% notes. Charter’s only obligation is to facilitate Citigroup’s short sale of 150 million Class A shares. We have no obligation to permit Citigroup to short sell any additional Class A shares or to facilitate hedge adjustment sales. We will not receive any benefit or incur any loss if, once the registered short sale is complete, investors do or do not engage in dynamic hedging. The terms of the 5.875% notes are not dependent on a holder’s ability to dynamically hedge and, once we have honored our obligations under the Share Lending Registration Rights Agreement, we will not be required to pay the related liquidated damages to such holders.

4.	We note that the Equity Investors who lend shares to Citigroup will receive a “standard lending fee.” Supplementally, please indicate the expected amount of this fee and explain who will pay such fee to the Equity Investors.

Citigroup has informed Charter that it expects to pay the Equity Investors a lending fee for the use of the borrowed shares. Citigroup has further informed Charter that this fee is expected to be between 8% and 12% per annum of the market value of the shares

Securities and Exchange Commission
March 28, 2005

borrowed, payable for whatever period of time the share borrow remains outstanding, which is expected to be approximately one day. Citigroup informs us that this fee will be the same fee that any other borrower of Class A shares in the market would pay.

5.	Based on your supplemental responses regarding Citigroup’s obligation to borrow and sell the registered shares, it appears that the underwriting arrangement for Charter’s offering is functionally similar to that of a best-efforts offering. If so, please revise the cover page to briefly describe the nature of Citigroup’s underwriting arrangement, as required by Item 501(b)(8)(ii) of Regulation S-K.

Although the Share Lending Agreement does not obligate Citibank to borrow or sell any specific number of shares, the Underwriting Agreement which the parties expect to sign concurrently with the pricing of the offering will obligate Citibank to borrow and sell the shares offered to the same extent as any standard firm commitment underwriting. Accordingly, the Company believes that including disclosure to the contrary on the cover page may be confusing or misleading to investors.

To make this point more clear, we intend to strike the last sentence of the first paragraph of the “Underwriting” , to insert the following sentence at the beginning of the second paragraph of that section.

“Although Citigroup is not under any obligation under the share lending agreement to borrow and sell any particular number of shares, the underwriting agreement for this offering provides for a customary firm commitment underwriting arrangement.”

In the event that the parties’ plans with respect to the Underwriting Agreement change, the Company will amend the prospectus accordingly.

6.	We have received your responses to our comments in our letter dated February 28, 2005. We have passed along these responses to the Commission’s Office of the Chief Accountant, and we are still considering your responses. We expect to provide you with further comments shortly.

We note the Staff’s comment.

Risk Factors, page 9

The market price of our Class A common stock . . . page 24

7.	We note from the disclosure on page 14 that an additional $85 million worth of Class A common stock may be issued in the form of stock or warrants as part of the settlement of certain Delaware class actions and derivative suits. We further note that the number of shares issued will be determined by formulas set forth in the settlement agreements. Please briefly describe how the formulas will work and whether the shares can be freely resold into the public market. Describe any relevant risks faced by investors as a result of the issuances contemplated by the settlement agreements.

Securities and Exchange Commission
March 28, 2005

We intend to add, to the Section “Business – Legal Proceedings,” language to the following effect:

“Under this formula, we expect (based on recent trading prices of our Class A common stock) that the number of shares issued will be determined based on a per share value equal to the average closing price over the thirty calendar day period immediately preceding the final valuation date (which is the later of the date on which a final judgment is entered or the date of entry of an order approving the award of fees and costs to the class action plaintiffs’ counsel). Warrants are expected to become exercisable approximately one year from the date of the final judgment and will have an exercise price equal to 150% of the volume weighted average price of Charter’s Class A common stock over the thirty day period immediately preceding the final valuation date. The warrants will be valued based on a Black Scholes valuation method. Accordingly, any further declines in our stock price prior to the final valuation date will result in more shares and warrants being issued to the plaintiffs in the settlement.

We also intend to add the following to the risk factor referenced in the Staff’s comment:

“The shares and warrants are expected to be available for immediate resale, and the shares issuable upon exercise of the warrants are expected to be issued pursuant to a registration statement which we are required to use our reasonable efforts to be made effective within approximately twelve months of the date of issuance of the warrants.”

We also intend to add similar disclosures to appropriate sections of our other pending Registration Statement on Form S-1 (333-121561).

*****

To facilitate your review of our responses to your letter or address any additional comments the Staff may have, if necessary, we would suggest a conference call to discuss.

Sincerely,
By:	/s/ Paul E. Martin
Paul E. Martin
Interim Co-Chief Financial Officer, Senior Vice President, and Corporate Controller of Charter Communications, Inc.

cc:
Securities and Exchange Commission:

Securities and Exchange Commission
March 28, 2005

Mr. Larry Spirgel, Division of Corporation Finance
Mr. Ted Yu, Division of Corporation Finance
Mr. Carlos Pacho, Division of Corporation Finance
Ms. Kathleen Kerrigan, Division of Corporation Finance

Charter Communications, Inc.:
Mr. Robert P. May, Interim President and Chief Executive Officer
Mr. Derek Chang, Interim Co-Chief Financial Officer, Executive Vice President of Finance and Strategy
Mr. Curt Shaw, Executive Vice President, General Counsel and Secretary
Mr. David Merritt, Audit Committee Chair
KPMG LLP:
Mr. Rick Andrews
Irell & Manella:
Mr. Al Segel
Mr. Kevin Finch

OFFERING MEMORANDUM	CONFIDENTIAL

$750,000,000

Charter Communications, Inc.

5.875% Convertible Senior Notes due 2009

     The Notes will bear interest at the rate of 5.875% per annum on the accreted principal amount. Interest on the Notes is payable on May 16 and November 16 of each year, beginning on May 16, 2005.

     The Notes will mature on November 16, 2009. The Notes will be unsecured (except as described below) and unsubordinated obligations and will rank, in right of payment, the same as all of our existing and future senior unsecured indebtedness.

     We will pledge a portfolio of U.S. government securities as security for the first six scheduled interest payments on the Notes and for the prepayment of such interest upon any conversion of the Notes prior to November 16, 2007.

     The Notes are convertible at any time prior to the close of business on the business day immediately preceding the maturity date. The conversion rate will initially be 413.2231 shares of our Class A common stock per $1,000 original principal amount of Notes (subject to adjustment in certain events). This is equivalent to an initial conversion price of approximately $2.42 per share of Class A common stock. The conversion rate will accrete at the same rate as the principal amount of the Notes if we elect to accrete the principal amount of the Notes to pay any liquidated damages we may owe. Upon conversion, we will have the right to deliver, in lieu of our Class A common stock, cash or a combination of cash and Class A common stock.

     If you convert your Notes at any time prior to November 16, 2007, you will receive, in addition to shares of our Class A common stock, or cash in lieu thereof, the remaining portion of a portfolio of U.S. government securities pledged as security in respect of the Notes you converted, subject to certain limitations. If you convert Notes that have been called for redemption, you will receive an additional Redemption Make Whole Amount. See “Description of Notes — Conversion Rights — Interest Make Whole Upon Conversion.” In addition, if certain corporate transactions that constitute a change of control occur on or prior to November 16, 2009, we will increase the conversion rate in certain circumstances, unless such transaction constitutes a public acquirer change of control and we elect to modify the conversion into public acquirer common stock, as described in this offering memorandum.

     Following the earlier of (1) the sale of such Notes pursuant to an effective registration statement or (2) the date two years following the last original issue date of the Notes, we may redeem the Notes in whole or in part at any time at a redemption price equal to 100% of the accreted principal amount of the Notes plus any accrued and unpaid interest and liquidated damages, if any, on the Notes to but not including the redemption date, if the closing price of our Class A common stock has exceeded a specified percentage of the conversion price for at least 20 trading days in any consecutive 30 trading day period.

     We have agreed to file a shelf registration statement with the Securities and Exchange Commission covering resales of the Notes and the Class A common stock issuable upon conversion of the Notes. We have also agreed to file a registration statement with the Securities and Exchange Commission covering our Class A common stock that can be used by Citigroup Global Markets Inc. to sell shares that we will loan to an affiliate of Citigroup Global Markets Inc. pursuant to a share lending agreement. We will pay the liquidated damages described in this offering memorandum if we fail to file either registration statement by the required deadline, or if either such registration statement is not declared effective by the required deadline.

     We have also granted to the initial purchasers named in this offering memorandum an option to purchase, within a 13-day period beginning on the date of the original issuance of the Notes, up to an additional $112,500,000 original principal amount of Notes, solely to cover over-allotments.

     Our Class A common stock is quoted on the Nasdaq National Market under the symbol “CHTR.” The last reported sale price of our Class A common stock on November 16, 2004, was $2.16 per share. The Notes are expected to be eligible for trading in the Portal Market.

     Investing in the Notes involves risks. See “Risk Factors” beginning on page 16.

     The Notes and the Class A common stock issuable upon conversion of the Notes have not been registered under the Securities Act of 1933, or any state securities laws. Accordingly, the Notes are being offered and sold only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933. Prospective purchasers that are qualified institutional buyers are hereby notified that the sellers of the Notes and the Class A common stock issuable upon conversion of the Notes are relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of certain restrictions on transfers of the Notes, see “Notice to Investors.”

Price: 100% plus accrued interest, if any, from November 22, 2004.

     The initial purchasers expect to deliver the Notes to purchasers on or about November 22, 2004.

Sole Book-Running Manager

Citigroup

Morgan Stanley

BNP PARIBAS	Calyon Securities (USA) Inc.

ABN AMRO Rothschild LLC	BNY Capital Markets, Inc.	Harris Nesbitt

Rabo Securities USA, Inc.	RBC Capital Markets	Scotia Capital

November 16, 2004

TABLE OF CONTENTS

Securities and Exchange Commission Review	iii
Incorporation by Reference; Additional Information	iii
Disclosure Regarding Forward-Looking Statements	iv
Summary	1
Risk Factors	16
Use of Proceeds	37
Price Range of Common Stock and Dividend Policy	38
Capitalization	39
Description of Notes	41
Registered Borrow Facility	65
Description of Certain Other Indebtedness	67
Description of Capital Stock and Membership Units	68
Shares Eligible for Future Sale	77
United States Federal Income Tax Considerations	79
Plan of Distribution	85
Notice to Investors	87
Legal Matters	90
Independent Auditors	90
Where You Can Find More Information	90
Annex A: Form of Selling Securityholder Notice and Questionnaire	A-1
Annex B: Annual Report on Form 10-K for the Year Ended December 31, 2003	B-1
Annex C: Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2004	C-1

      This offering memorandum has been prepared by the issuer solely for use in connection with the proposed offering of the securities described herein. This offering memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire securities. Distribution of this offering memorandum to any person other than the offeree and any person retained to advise such offeree with respect to its purchase is unauthorized, and any disclosure of any of its contents, without the issuer’s prior written consent, is prohibited. Each prospective investor, by accepting delivery of this offering memorandum, agrees to the foregoing and agrees to make no photocopies of this offering memorandum or any documents referred to in this offering memorandum.

      The initial purchasers make no representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this offering memorandum. Nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the initial purchasers as to the past or future. The issuer has furnished the information contained in this offering memorandum. The initial purchasers have not independently verified any of the information contained herein (financial, legal or otherwise) and assume no responsibility for the accuracy or completeness of any such information. The information contained in this offering memorandum is as of the date of this offering memorandum and is subject to change, completion or amendment without notice. Neither the delivery of this offering memorandum at any time nor the offer, sale or delivery of any Note shall, under any circumstances, create any implication that there has been no change in the information set forth in this offering memorandum or in our affairs since the date of this offering memorandum.

      No person is authorized in connection with this offering to give any information or to make any representation not contained in this offering memorandum, and, if given or made, such other information or representation must not be relied upon as having been authorized by the issuer or the initial purchasers or any of the issuer’s or the initial purchasers’ respective representatives.

i

      Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory authority, has approved or disapproved the securities nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offense.

      This offering memorandum does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes to any person in any jurisdiction where it is unlawful to make such an offer or solicitation.

      The Notes and the shares of Class A common stock issuable upon conversion of the Notes will be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act of 1933, as amended, (the “Securities Act”), and applicable state securities laws pursuant to registration or exemption therefrom. As a prospective purchaser, you should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time. Please refer to the sections in this offering memorandum entitled “Plan of Distribution” and “Notice to Investors.”

      In making an investment decision, prospective investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this offering memorandum as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment or similar laws or regulations.

      Each prospective investor must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells Notes or the shares of Class A common stock issuable upon conversion of the Notes or possesses or distributes this offering memorandum and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of Notes or the shares of Class A common stock issuable upon conversion of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and neither the issuer nor the initial purchasers nor any of its or their respective representatives shall have any responsibility therefor.

      The issuer reserves the right to withdraw this offering of Notes at any time and the issuer and the initial purchasers reserve the right to reject any commitment to subscribe for the Notes, in whole or in part. The issuer and the initial purchasers also reserve the right to allot to you less than the full amount of Notes sought by you. The initial purchasers and certain related entities may acquire for their own account a portion of the Notes.

      In connection with this offering, the initial purchasers may purchase and sell Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Any of these transactions may have the effect of preventing or retarding a decline in the market prices of the Notes, and may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The initial purchasers may conduct these transactions in the over-the-counter market or otherwise. If the initial purchasers commence any of these transactions, they may discontinue them at any time.

      In this offering memorandum the issuer relies on and refers to information and statistics regarding its industry. The issuer obtained this market data from independent industry publications or other publicly available information. Although the issuer believes that these sources are reliable, the issuer and the initial purchasers have not independently verified and do not guarantee the accuracy and completeness of this information.

      This offering memorandum contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All of those summaries are qualified in their entirety by this reference. Copies of such documents referred to herein will be made available to prospective investors upon request to the issuer or the initial purchasers.

SECURITIES AND EXCHANGE COMMISSION REVIEW

      The issuer has agreed to file a shelf registration statement with respect to resales of the Notes. See “Description of Notes — Resale Registration Rights.” As a result of the Securities and Exchange Commission’s review of the registration statement and other filings we make with the Securities and Exchange Commission (the “SEC”), we may be required to make changes to the description of our business, financial statements and other information in those documents and filings. We also may not include certain financial measures included in this offering memorandum, such as Adjusted EBITDA. In addition, our future filings with the SEC may also differ in important ways from this offering memorandum.

      The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures and press releases of “non-GAAP financial measures” that are derived on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States, or GAAP, such as Adjusted EBITDA that is used in this offering memorandum. The SEC rules prohibit the use of certain non-GAAP financial measures that exclude charges or liabilities that require or will require cash settlement or that make adjustments to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge is reasonably likely to occur. These new rules will be applicable to the registration statement that we will be required to file with respect to the Notes. The application of these rules in practice is still evolving. The SEC may not view the presentation of Adjusted EBITDA, as we define it herein, as complying with Item 10 of Regulation S-K under the Securities Act, or with other regulations with respect to non-GAAP financial measures. Comments provided by the SEC on financial data in our registration statements may require modification or reformulation of the data we present in this offering memorandum and may require the modification or exclusion of Adjusted EBITDA data from the registration statement. Any such modification or reformulation may be significant. In addition, as a result of the SEC’s review, we may also have to make significant changes in the registration statement to the description of our business and other information in this offering memorandum.

INCORPORATION BY REFERENCE; ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. We are incorporating by reference certain information we file with the SEC, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this offering memorandum, and information that we file later with the SEC will automatically update and supersede this information. Specifically, we incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding any information furnished but not filed) prior to the termination of this offering (collectively referred to herein as the “SEC Reports”):

•	our annual report on Form 10-K for the year ended December 31, 2003;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004;

•	our current report on Form 8-K dated October 21, 2004 (regarding the election of Robert P. May and Jonathan L. Dolgen to the board of directors);

•	our current report on Form 8-K dated September 24, 2004 (regarding the election of W. Lance Conn to the board of directors);

•	our current report on Form 8-K dated September 16, 2004 (regarding the resignation of Margaret A. Bellville from her position as Principal Operating Officer);

•	our current report on Form 8-K dated September 14, 2004 (regarding the resignation of Nancy B. Peretsman from the board of directors);

•	our current report on Form 8-K dated August 25, 2004 (regarding the appointment of Derek Chang and Paul Martin as Interim co-Chief Financial Officers); and

•	our current report on Form 8-K dated August 4, 2004 (regarding the resignation of Michael P. Huseby from his position as Executive Vice President, Chief Financial Officer and Principal Financial Officer).

      The information in the SEC Reports speaks only as of the respective dates thereof or, where applicable, the dates identified therein. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., in Washington, D.C., as well as the SEC’s regional offices. Please call the SEC at 1-800-SEC-0330 for further information relating to the public reference rooms. Our SEC filings are also available to the public at the SEC’s Web site at www.sec.gov.

      If at any time during the two-year period following the date of original issue of the Notes we are not subject to the information requirements of Section 13 or 15(d) of the Exchange Act, we will furnish to holders of Notes, holders of Class A common stock issued upon conversion thereof and prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act in order to permit compliance with Rule 144A in connection with resales of such Notes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This offering memorandum includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this offering memorandum may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimate” and “potential,” among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this offering memorandum are set forth in this offering memorandum and in other reports or documents that we file from time to time with the Securities and Exchange Commission, or SEC, and include, but are not limited to:

•	our ability to pay or refinance debt as it becomes due;

•	our ability to sustain and grow revenues and cash flows from operating activities by offering video, high-speed data, telephony and other services and to maintain a stable customer base, particularly in the face of increasingly aggressive competition from other service providers;

•	the availability of funds to meet interest payment obligations under our debt and to fund our operations and necessary capital expenditures, either through cash flows from operating activities, further borrowings or other sources;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which would result in a violation of the applicable facility or indenture and could trigger a default of other obligations under cross-default provisions;

•	any adverse consequences arising out of our restatement of our 2000, 2001 and 2002 financial statements;

•	the results of the pending grand jury investigation by the United States Attorney’s Office for the Eastern District of Missouri, and our ability to reach a final approved settlement with respect to the putative class action, the unconsolidated state action, and derivative shareholders litigation against us on the terms of the memoranda of understanding described herein;

•	our ability to obtain programming at reasonable prices or to pass programming cost increases on to our customers;

•	general business conditions, economic uncertainty or slowdown; and

•	the effects of governmental regulation, including but not limited to local franchise taxing authorities, on our business.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

v

SUMMARY

      This summary contains a general discussion of our business, and summary financial information. It does not contain all the information that you should consider before making an investment decision in the Notes or in our Class A common stock. For a more complete understanding of an investment in the Notes or our Class A common stock, you should read this entire offering memorandum, the documents incorporated by reference herein and the related documents to which we refer. Unless otherwise noted, all business data in this summary is as of September 30, 2004.

Our Business

      We are a broadband communications company operating in the United States, with approximately 12 million homes passed and approximately 6.3 million customer relationships at September 30, 2004. Through our broadband network of coaxial and fiber optic cable, we offer our customers traditional cable video programming (analog and digital, which we refer to as “video” service), high-speed cable Internet access (which we refer to as “high-speed data service”), advanced broadband cable services (such as video on demand (“VOD”), high definition television service, and interactive television) and, in some of our markets, we offer telephone service (which we refer to as “telephony”). “Homes passed” represents our estimate of the number of living units, such as single family homes, apartment units and condominium units passed by our cable distribution network. Homes passed excludes commercial units passed by our cable distribution network. “Customer relationships” include the number of customers that receive one or more levels of service, encompassing video, data and telephony services, without regard to which service(s) such customers receive.

      At September 30, 2004, we served approximately 6.1 million analog video customers, of which approximately 2.7 million were also digital video customers. We serve approximately 1.8 million high–speed data customers (including approximately 205,000 who receive only high-speed data services). At September 30, 2004, we offered voice-over-Internet protocol (“VOIP”) telephony to approximately 416,000 homes passed in two markets and traditional switch-based telephony to approximately 92,000 homes passed in another market. We provided telephony service to approximately 40,000 customers in these markets as of that date.

      Our principal executive offices are located at Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131. Our telephone number is (314) 965-0555 and we have a website accessible at www.charter.com. The information posted on this website is not part of this offering memorandum and you should rely solely on the information contained in this offering memorandum and the related documents to which we refer herein when deciding to make an investment in the Notes or in our Class A common stock.

Organizational Structure

      The chart below sets forth our organizational structure and that of our principal direct and indirect subsidiaries. Equity ownership and voting percentages are approximate percentages as of September 30, 2004 and do not give effect to any exercise, conversion or exchange of then outstanding options, preferred stock, convertible notes and other convertible or exchangeable securities.

(1)	Charter acts as the sole manager of Charter Holdco and most of its limited liability company subsidiaries. Charter has agreed to redeem existing convertible senior notes with the net proceeds of this offering. See “Use of Proceeds.”
(2)	These membership units are held by Charter Investment, Inc. and Vulcan Cable III Inc., each of which is 100% owned by Mr. Allen. They are exchangeable at any time on a one-for-one basis for shares of Charter Class A common stock.
(3)	Represents 100% of the preferred membership interests in CC VIII, LLC, a subsidiary of CC V Holdings, LLC. An issue has arisen regarding the ultimate ownership of such CC VIII, LLC membership interests following Mr. Allen’s acquisition of those interests on June 6, 2003. See “Risk Factors — Risks Related to Our Business — Our dispute with Paul G. Allen concerning the ownership of an interest in CC VIII, LLC could adversely impact our ability to repay our debt, the value of our common stock and our ability to obtain future financing.”
(4)	CC V Holdings, LLC, the issuer of $113 million accreted value of senior discount notes, is a direct wholly owned subsidiary of CCO NR Holdings, LLC, and holds 100% of the common membership units of CC VIII, LLC. Mr. Allen through Charter Investment, Inc. holds 100% of the preferred membership units in CC VIII, LLC. CC VIII, LLC holds 100% of the equity of CC VIII Operating, LLC, which in turn holds 100% of the equity of a number of operating subsidiaries. One such operating subsidiary (CC Michigan, LLC) is a guarantor of the CC V Holdings senior discount notes.

The Offering

Issuer	Charter Communications, Inc. (“Charter”)

Securities Offered	$750,000,000 original principal amount of 5.875% Convertible Senior Notes due 2009, plus up to an additional $112,500,000 original principal amount available for purchase by the initial purchasers pursuant to their over-allotment option (collectively, the “Notes”).

Offering Price	100% of the original principal amount of the Notes, plus accrued interest from November 22, 2004, if any, or such other price as the initial purchasers determine.

Maturity Date	November 16, 2009.

Interest	5.875% per annum on the accreted principal amount, payable semi-annually in arrears on May 16 and November 16 of each year, commencing May 16, 2005. If we elect to accrete the principal amount of the Notes to pay any liquidated damages we owe, we will be entitled to defer any interest, which we refer to as the deferred interest, that accrues with respect to the excess of the accreted principal amount over the original principal amount until May 16, 2008, or any earlier repurchase, redemption or acceleration of the Notes. We will not pay any interest on such deferred interest.

Security	Our subsidiary, Charter Communications Holding Company LLC (“Charter Holdco”), will purchase and pledge to us as security for an intercompany note and we will repledge to the trustee under the indenture as security for the benefit of the holders of the Notes, approximately $125 million (plus an additional corresponding amount if the initial purchasers’ over-allotment option is exercised) of U.S. government securities, which we refer to as the Pledged Securities. We believe that the total amount of the Pledged Securities will be sufficient, upon receipt of scheduled payments thereon, to provide for the payment in full of the first six scheduled interest payments due on the original principal amount of the Notes, but not any liquidated damages we may owe or any deferred interest in respect of the accretion of the principal amount of the Notes. The Notes will not otherwise be secured. See “Description of the Notes — Security.” Holders who convert their Notes prior to November 16, 2007 will receive the cash proceeds from the liquidation of a portion of the Pledged Securities, as described in “Description of the Notes — Conversion Rights — Interest Make Whole Upon Conversion.”

Ranking	The Notes will be unsecured (except to the extent described above under “Security”) and unsubordinated obligations and will rank, in right of payment, the same as all of Charter’s existing and future senior unsecured indebtedness. The Notes will rank senior in right of payment to all of Charter’s subordinated indebtedness and will be effectively subordinated to any of Charter’s secured indebtedness and structurally subordinated to indebtedness and other liabilities of our subsidiaries. As of

September 30, 2004, Charter had no secured indebtedness and our subsidiaries had total indebtedness and other liabilities of $20.3 billion, excluding intercompany obligations.

Conversion Rights	Holders may convert their Notes at the conversion rate at any time prior to the close of business on the business day prior to the maturity date.

The initial conversion rate will be 413.2231 shares of our Class A common stock, par value $.001 per share, per $1,000 original principal amount of Notes. This represents an initial conversion price of approximately $2.42 per share of our Class A common stock. We will increase the conversion rate in the same proportion that the principal amount of the Notes increases if we elect to accrete the principal amount of the Notes to pay certain liquidated damages instead of paying them in cash. In addition, if certain corporate transactions that constitute a change of control occur on or prior to the maturity date, we will increase the conversion rate in certain circumstances, unless such transaction constitutes a public acquirer change of control and we elect to satisfy our conversion obligation with public acquirer common stock. See “Description of Notes — Conversion Rights — Make Whole Amount and Public Acquirer Change of Control.”

Notwithstanding the foregoing, no holder of Notes will be entitled to receive shares of our Class A common stock upon conversion to the extent, but only to the extent, that such receipt would cause such holder to become, directly or indirectly, a beneficial owner of more than the specified percentage of the shares of Class A common stock outstanding at such time. With respect to any conversion prior to November 16, 2008, the specified percentage will be 4.9%, and with respect to any conversion thereafter, the specified percentage will be 9.9%. See “Description of Notes — Conversion Rights — Limitation on Beneficial Ownership.”

Upon conversion, we will have the right to deliver, in lieu of shares of our Class A common stock, cash or a combination of cash and our Class A common stock. If we elect to pay holders cash upon conversion, such payment will be based on the average of the sale prices of our Class A common stock over the 20 trading day period beginning on the third trading day immediately following the conversion date of the Notes, which we refer to as the average price.

As described in this offering memorandum, the conversion rate may be adjusted upon the occurrence of certain events, including for any cash dividend on our Class A common stock, but will not be adjusted for accrued and unpaid interest. By delivering to the holder shares of our Class A common stock, and in certain circumstances cash, we will satisfy our obligations with respect to the Notes subject to the conversion, subject to our obligations described under “Description of Notes — Conversion Rights — Interest Make Whole Upon Conversion” below. Except to the extent we are required to pay any Early Conversion Make Whole Amount or Redemption Make Whole Amount, upon conversion of a Note, accrued and unpaid interest will be paid or deemed to be paid in full, rather than canceled, extinguished or forfeited.

The Notes called for redemption may be surrendered for conversion prior to the close of business on the business day immediately preceding the redemption date.

Interest Make Whole Upon Conversion	Holders who convert their Notes prior to November 16, 2007 will receive, in addition to a number of shares of our Class A common stock calculated at the conversion rate for the accreted principal amount of Notes, or cash in lieu thereof, the cash proceeds of the sale by the trustee of the Pledged Securities remaining with respect to the Notes being converted, which we refer to as the Early Conversion Make Whole Amount, subject to the limitation described below. The percentage of the remaining Pledged Securities to be sold will be determined based on the aggregate original principal amount of Notes being converted as a percentage of the total original principal amount of Notes then outstanding. The trustee will liquidate the Pledged Securities to be released, rounded down to the nearest whole multiple of the minimum denomination of such Pledged Securities, and deliver the cash value thereof to the converting holder. The Early Conversion Make Whole Amount will not compensate a converting holder for interest such holder would have earned in respect of any increase in the principal amount of the Notes if we elect to accrete such principal amount to pay any liquidated damages we may owe.

If a holder converts Notes prior to the earlier of (1) the sale of such Notes pursuant to an effective registration statement or (2) the date two years following the last original issue date of the Notes, the Early Conversion Make Whole Amount such holder will receive upon conversion of each $1,000 original principal amount of Notes will not exceed $18.18, which is the amount determined pursuant to the following formula:

1000 — 1.1(CR * OP)

Where CR is 413.2231, the initial conversion rate for the Notes and OP is $2.16, the last reported sale price of our Class A common stock on the date we priced this offering of Notes. The portion of the Early Conversion Make Whole Amount not paid to the holder upon conversion of its Notes because of the limitation described above will be paid to Charter Holdco promptly following the sale of the relevant Pledged Securities.

Notwithstanding the foregoing paragraph, the cash proceeds received upon conversion by any holders who convert Notes that have been called for redemption will not be limited by the formula described above and such holders will receive, in addition to such cash proceeds, the amount of any deferred interest and the present value of the interest on the Notes converted that would have been payable for the period from and including November 16, 2007, or if later, the redemption date, to but excluding November 16, 2009, which we refer to as the Redemption Make Whole Amount. The Redemption Make Whole Amount will be calculated by discounting the amount of such interest on a semi-annual basis using a discount rate equal to 3.0% plus the published U.S. Treasury rate for the maturity most closely approximating the period from and including the redemption date to but excluding November 16, 2009. We may pay the Redemption Make Whole Amount in cash or in shares of our Class A common stock, with the number of such shares determined based on the average of the sale prices of our Class A common stock over the 10 trading days immediately preceding the applicable conversion date. If we elect to pay the Redemption Make Whole Amount in shares of our Class A common stock, the number of shares we deliver, together with the shares deliverable upon conversion, will not exceed 462 per $1,000 original principal amount of Notes, subject to the anti-dilution adjustments, and we must deliver cash with respect to the remainder of the Redemption Make Whole Amount, if any.

Exchange in Lieu of Conversion	Unless we have called the relevant Notes for redemption, we may, in lieu of delivering shares of our Class A common stock, or cash in lieu thereof, upon conversion, direct the conversion agent to surrender Notes a holder has tendered for conversion to a financial institution designated by us for exchange in lieu of conversion. In order to accept any such Notes, the designated institution must agree to deliver, in exchange for such Notes, a number of shares of our Class A common stock calculated using the applicable conversion rate for the accreted principal amount of the Notes, plus cash for any fractional shares, or, at its option, cash or a combination of cash and shares of our Class A common stock in lieu thereof, calculated based on the average price. If the designated institution accepts any such Notes, it will deliver the appropriate number of shares of our Class A common stock (and cash, if any), or cash in lieu thereof, to the conversion agent and the conversion agent will deliver those shares or cash to the holder. Such designated institution will also deliver cash equal to any Early Conversion Make Whole Amount we would owe such holder if we had paid it the conversion value of its Notes. Any Notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any Notes for exchange but does not timely deliver the related consideration, we will, as promptly as practical thereafter, but not later than the third business day following (1) the conversion date or (2) if the designated institution elects to deliver cash or a combination of cash and shares of our Class A common stock, the determination of the average price, convert the Notes and deliver shares of our Class A common stock, as described under “Description of Notes — Conversion Rights — General,” or, at our option cash in lieu thereof based on the average price, along with any applicable Early Conversion Make Whole Amount. See “Description of Notes — Exchange in Lieu of Conversion.”

Fundamental Change	Upon a fundamental change, each holder of the Notes may require us to repurchase some or all of its Notes at a purchase price equal to 100% of the accreted principal amount of the Notes, plus any accrued and unpaid interest, including any liquidated damages and deferred interest. See “Description of Notes — Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder.”

Make Whole Amount and Public Acquirer Change of Control	If certain transactions that constitute a change of control occur on or prior to the maturity date, under certain circumstances, we will increase the conversion rate by a number of additional shares for any conversion of Notes in connection with such transactions, as described under “Description of Notes — Conversion Rights — Make Whole Amount and Public Acquirer Change of Control.” The number of additional shares will be determined based on the date such transaction becomes effective and the price paid per share of our Class A common stock in such transaction. However, if such transaction constitutes a public acquirer change of control, in lieu of increasing the conversion rate, we may elect to adjust our conversion obligation such that upon conversion of the Notes, we will deliver acquirer common stock or cash in lieu thereof as described under “Description of Notes — Conversion Rights — Make Whole Amount and Public Acquirer Change of Control.”

Redemption	Following the earlier of (1) the sale of any Notes pursuant to an effective registration statement or (2) the date two years following the last original issue date of the Notes, we may redeem the Notes (or, in the case of clause (1) above, any such Notes that have been sold pursuant to an effective registration statement) in whole or in part for cash at any time at a redemption price equal to 100% of the accreted principal amount of the Notes plus any accrued and unpaid interest, deferred interest and liquidated damages, if any, on the Notes to but not including the redemption date, if the closing price of our Class A common stock has exceeded, for at least 20 trading days in any consecutive 30 trading day period, 180% of the conversion price if such 30 day trading period is prior to November 16, 2007 and 150% if such 30 trading day period begins thereafter. The “conversion price” as of any day will equal the accreted principal amount of $1,000 original principal amount of Notes divided by the conversion rate in effect on such day.

Sinking Fund	None.

Registered Borrow Facility	We have agreed to file within 18 calendar days after the original issue date of the Notes and use our reasonable best efforts to cause to become effective within 130 calendar days after such issue date, a registration statement with the Securities and Exchange Commission covering our Class A common stock that can be used by Citigroup Global Markets Inc., one of the initial purchasers of the Notes, which we refer to as Citigroup, to sell up to 150 million shares that we will loan to an affiliate of Citigroup.

If we fail to comply with our obligation to file the registration statement by the required deadline, we will be required to pay liquidated damages in cash to all holders of the Notes during the continuance of such failure until the date two years following the original issue date of the Notes at a rate per month equal to .25% of the accreted principal amount of their Notes, with such damages accruing daily and paid monthly. In lieu of paying any such liquidated damages in cash, we may elect that liquidated damages will be added to the principal amount of the Notes at the rate per month of .375% of the accreted principal amount of the Notes, accreting daily and compounding monthly.

If for any reason the registration statement relating to the registered borrow facility has not been declared effective by the required deadline, we will be required to pay liquidated damages in cash to all holders of the Notes during the continuance of such failure until the date two years following the original issue date of the Notes at a rate per month equal to .25% of the accreted principal amount of the Notes for the first 60 days of such failure and .50% of the accreted principal amount of the Notes thereafter, in each case with such damages accruing daily and paid monthly. In lieu of paying any such liquidated damages in cash, we may elect to add the liquidated damages to the accreted principal amount of the Notes at the rate per month of .375% of the accreted principal amount of the Notes for the first 60 days of such failure and .75% of the accreted principal amount of the Notes thereafter, in each case accreting daily and compounding monthly.

We have been advised by Citigroup that it intends to use the short sales of our Class A common stock registered pursuant to such registration statement to facilitate transactions by which investors in the Notes will hedge their investment in the Notes. We will not receive any of the proceeds from such short sales of Class A common stock, but we will receive a loan fee of $.001 for each share that we lend pursuant to the share lending agreement.

United States Federal Income Tax Considerations	Under the indenture governing the Notes, we will agree, and by acceptance of a beneficial interest in the Notes each holder of a Note will be deemed to have agreed, to treat the Notes for United States federal income tax purposes as debt instruments that are subject to the U.S. Treasury regulations governing contingent payment debt instruments. For United States federal income tax purposes, interest will accrue from the issue date of the Notes at a constant rate of 15% per year (subject to certain adjustments), compounded semi-annually, which represents the yield on our comparable nonconvertible, fixed-rate debt instruments with terms and conditions otherwise similar to the Notes. U.S. Holders (as defined herein) will be required to include interest in income as it accrues regardless of their method of tax accounting. The rate at which interest accrues for United States federal income tax purposes generally will exceed the cash payments of interest.

U.S. Holders will recognize gain or loss on the sale, exchange, conversion, redemption or repurchase of a Note in an amount equal to the difference between the amount realized, including the fair market value of any common stock received upon conversion, and their adjusted tax basis in the Note. Any gain recognized by a U.S. Holder on the sale, exchange, conversion, redemption or repurchase of a Note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and, thereafter, capital loss. See “United States Federal Income Tax Considerations.”

Use of Proceeds	We estimate that the net proceeds from the offering of the Notes will be approximately $719 million (approximately $828 million if the initial purchasers exercise their over-allotment option to purchase additional Notes in full) after fees and expenses. We and our subsidiary, Charter Holdco, intend to use approximately $125 million of such net proceeds to purchase the Pledged Securities and to use all or a substantial portion of the remaining net proceeds to redeem our outstanding 5.75% convertible senior notes due 2005. Such proceeds would first be used to acquire mirror notes from Charter Holdco, which would purchase the Pledged Securities and would return all or a substantial portion of the remaining net proceeds to us in payment of currently outstanding mirror notes on the redemption date for our 5.75% convertible senior notes due 2005. We expect to use any remaining amount of net proceeds for general corporate purposes. See “Use of Proceeds.”

Covenants	We will covenant in the indenture governing the Notes that we will redeem our outstanding 5.75% convertible senior notes due 2005 to the extent of the proceeds from the sale of the Notes, net of the purchase price of Pledged Securities and expenses of the offering, and that we will issue our notice of redemption no later than the close of business on the business day immediately following the closing of the sale of the Notes.

Events of Default	Customary events of default, including a default caused by the failure to pay interest or principal at maturity and the acceleration of indebtedness for borrowed money aggregating $100 million or more as well as if we fail to comply with the above covenant and such failure continues for more than five days.

Transfer Restrictions	We have not registered the Notes or our Class A common stock issuable upon conversion of the Notes under the Securities Act or any applicable state securities laws. You may offer or sell the Notes and the shares of Class A common stock issuable upon conversion of the Notes only in a transaction exempt from the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act. See “Notice to Investors” and “Plan of Distribution.”

Registration Rights	We have agreed to file within 30 calendar days after the original issuance of the Notes and use our reasonable best efforts to cause to become effective within 150 calendar days after such issue date, a shelf registration statement with the SEC for the resale of the Notes and the Class A common stock issuable upon conversion of the Notes. If we fail to comply with these registration obligations, we will be required to pay liquidated damages to all holders of the Notes during the continuance of such failure at a rate per annum equal to .25% of the accreted principal amount of their Notes for the first 90 days of such failure and at a rate per annum equal to .50% after the first 90 days of such failure.

Trading	We expect the Notes to be designated as eligible for trading in the Portal Market. Our Class A common stock is quoted on the Nasdaq National Market under the symbol “CHTR.”

Summary Consolidated Financial Data

      Charter is a holding company whose principal assets are a controlling common equity interest in Charter Communications Holding Company, LLC and “mirror” notes that are payable by Charter Communications Holding Company, LLC to Charter which have the same principal amount and terms as those of Charter’s convertible senior notes. Charter Communications Holding Company, LLC is a holding company whose primary assets are equity interests in our cable operating subsidiaries and intercompany loan receivables. Charter consolidates Charter Communications Holding Company, LLC on the basis of voting control. Charter Communications Holding Company, LLC’s limited liability agreement provides that so long as Charter’s Class B common stock retains its special voting rights, Charter will maintain 100% voting interest in Charter Communications Holding Company, LLC. Voting control gives Charter full authority and control over the operations of Charter Communications Holding Company, LLC.

      The following table presents summary financial and other data for Charter and its subsidiaries and has been derived from the audited consolidated financial statements of Charter and its subsidiaries for the three years ended December 31, 2003 and the unaudited consolidated financial statements of Charter and its subsidiaries for the nine months ended September 30, 2003 and 2004. The consolidated financial statements of Charter and its subsidiaries for the years ended December 31, 2001 to 2003 have been audited by KPMG LLP, an independent registered public accounting firm. The pro forma data set forth below represent our unaudited pro forma consolidated financial statements after giving effect to the following transactions as if they occurred on January 1 of the respective period for the statement of operations data and other financial data and as of the last day of the respective period for the operating data and balance sheet data:

(1) the disposition of certain of our assets in October 2003, and in March and April 2004 in each case with proceeds used to pay down credit facilities;

(2) the issuance and sale of the CCH II senior notes in September 2003, the CCO Holdings senior notes in November 2003 and the Charter Operating senior second lien notes in April 2004;

(3) an increase in amounts outstanding under the Charter Operating credit facilities in April 2004 for use, together with the proceeds of the sale of the Charter Operating senior second lien notes, to refinance amounts outstanding under credit facilities of our subsidiaries, CC VI Operating, CC VIII Operating and Falcon; and

(4) the issuance and sale of the Notes offered hereby with proceeds used to redeem the outstanding 5.75% convertible senior notes due 2005.

      For more details on items (1)-(3) above see the “Liquidity and Capital Resources” footnotes and the “Long-Term Debt” footnotes to our SEC Reports. Other elements of the transactions contemplated hereby may have accounting considerations which are not included in the pro forma financial information because such amounts are not considered material.

      The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes each of which are included in the documents which have been incorporated by reference into this offering memorandum.

					Nine Months Ended
	Year Ended December 31,				September 30,

	2001	2002	2003	2003	2003	2004
	Actual	Actual	Actual	Pro Forma(a)	Pro Forma(a)	Pro Forma(a)

	(Dollars in millions, except per customer data)
Statement of Operations Data:
Revenues:
Video	$2,971	$3,420	$3,461	$3,324	$2,502	$2,513
High-speed data	148	337	556	541	391	535
Advertising sales	197	302	263	255	182	204
Commercial	123	161	204	188	137	173
Other	368	346	335	322	245	247

Total revenues	3,807	4,566	4,819	4,630	3,457 (b)	3,672 (b)

Costs and Expenses:
Operating (excluding depreciation and amortization)	1,486	1,807	1,952	1,881	1,403	1,540
Selling, general and administrative	826	963	940	914	682	731
Depreciation and amortization	2,683	1,436	1,453	1,413	1,064	1,099
(Gain) loss on sale of assets, net	10	3	5	26	22	1
Impairment of franchises	—	4,638	—	—	—	2,433
Option compensation expense (income), net	(5)	5	4	4	1	34
Special charges, net	18	36	21	21	18	100
Unfavorable contracts and other settlements	—	—	(72)	(72)	—	—

Total costs and expenses	5,018	8,888	4,303	4,187	3,190	5,938

Income (loss) from operations	(1,211)	(4,322)	516	443	267	(2,266)
Interest expense, net	(1,310)	(1,503)	(1,557)	(1,701)	(1,270)	(1,272)
Gain (loss) on derivative instruments and hedging activities, net	(50)	(115)	65	65	35	48
Gain on debt exchange, net	—	—	267	—	—	—
Loss on debt to equity conversions	—	—	—	—	—	(23)
Loss on equity investments	(54)	(3)	(3)	(3)	—	—
Other, net	(5)	(1)	(13)	(13)	(9)	—

Loss before minority interest, income taxes and cumulative effect of accounting change	(2,630)	(5,944)	(725)	(1,209)	(977)	(3,513)
Minority interest	1,461	3,176	377	377	382	24

Loss before income taxes and cumulative effect of accounting change	(1,169)	(2,768)	(348)	(832)	(595)	(3,489)
Income tax benefit (expense)	12	460	110	111	86	130

Loss before cumulative effect of accounting change	(1,157)	(2,308)	(238)	(721)	(509)	(3,359)
Cumulative effect of accounting change, net of tax	(10)	(206)	—	—	—	(765)

Net loss	(1,167)	(2,514)	(238)	(721)	(509)	(4,124)
Dividends on preferred stock — redeemable	(1)	(3)	(4)	(4)	(3)	(3)

Net loss applicable to common stock	$(1,168)	$(2,517)	$(242)	$(725)	$(512)	$(4,127)

Loss per common share, basic and diluted	$(4.33)	$(8.55)	$(0.82)	$(2.46)	$(1.74)	$(13.79)

Weighted-average common shares outstanding, basic and diluted	269,594,386	294,440,261	294,597,519	294,597,519	294,503,840	299,411,053

					Nine Months Ended
	Year Ended December 31,				September 30,

	2001	2002	2003	2003	2003	2004
	Actual	Actual	Actual	Pro Forma(a)	Pro Forma(a)	Pro Forma(a)

	(Dollars in millions, except per customer data)
Other Financial Data:
Cash flows from operating activities	$489	$748	$765	$572	$458	$328
Cash flows from investing activities	(4,774)	(2,363)	(817)	(885)	(610)	(671)
Cash flows from financing activities	4,156	1,934	(142)	(51)	(196)	292
EBITDA(c)	1,353	(3,211)	2,285	1,905	1,357	(1,907)
Adjusted EBITDA(d)	1,495	1,796	1,927	1,835	1,372	1,401
Capital expenditures	2,913	2,167	854	835	490	637
Deficiencies of earnings to cover fixed charges(e)	$(2,630)	$(5,944)	$(725)	$(1,209)	$(977)	$(3,513)

			Nine Months Ended
	Year Ended December 31,		September 30,

		2003	2003	2004
	2003	Pro Forma(a)	Pro Forma(a)	Pro Forma(a)

	(Dollars in millions, except per customer data)
Operating Data (end of period except for average)(f):
Customer relationships	6,537,100	6,306,200	6,312,700	6,290,800
Revenue generating units	10,693,700	10,341,800	10,274,900	10,623,600
Average monthly revenue per customer relationship	$62.75	$62.86	$61.98	$68.15
Video services:
Estimated analog video homes passed	12,406,800	11,817,500	11,724,700	12,066,300
Analog video customers	6,431,300	6,200,500	6,239,000	6,074,600
Estimated penetration of analog video homes passed	52%	52%	53%	50%
Estimated digital homes passed	12,292,300	11,716,400	11,570,400	11,966,400
Digital video customers	2,671,900	2,588,600	2,570,300	2,688,900
Estimated penetration of digital homes passed	22%	22%	22%	22%
High Speed Data Services:
Estimated high-speed data homes passed	10,749,500	10,321,100	10,108,300	10,618,200
Residential high-speed data customers	1,565,600	1,527,800	1,441,500	1,819,900
Estimated penetration of high-speed data homes passed	15%	15%	14%	17%
Telephony Services:
Estimated telephony homes passed	102,600	102,600	96,300	508,100
Telephony customers	24,900	24,900	24,100	40,200

Pro Forma
As of September 30,
2004

(Dollars in millions)
Balance Sheet Data (end of period):
Cash and cash equivalents	$129
Total assets	17,236
Long-term debt	18,521
Other long-term liabilities	800
Minority interest(g)	637
Shareholders’ deficit	(4,092)

(a)	Actual revenues exceeded pro forma revenues for the year ended December 31, 2003 and the nine months ended September 30, 2003 and 2004 by $189 million, $145 million and $29 million, respectively. Actual adjusted EBITDA exceeded pro forma adjusted EBITDA by $92 million, $71 million and $13 million for the year ended December 31, 2003 and the nine months ended September 30, 2003 and 2004, respectively. Pro forma net loss exceeded actual net loss by $483 million, $328 million and $122 million for the year ended December 31, 2003 and the nine months ended September 30, 2003 and 2004, respectively. The unaudited pro forma financial information required allocation of certain revenues and expenses and such information has been presented for comparative purposes and does not purport to be indicative of the consolidated results of operations had these transactions been completed as of the assumed date or which may be obtained in the future. See our SEC Reports incorporated by reference herein for actual results for the nine months ended September 30, 2003 and 2004.

(b)	Pro forma revenue by quarter is as follows:

	2003	2004
	Pro	Pro
	Forma	Forma
	Revenue	Revenue

	(In millions)
1st Quarter	$1,130	$1,185
2nd Quarter	1,168	1,239
3rd Quarter	1,159	1,248

Total through September 30	3,457	$3,672

4th Quarter 2003	1,173

Total 2003 pro forma revenue	$4,630

(c)	EBITDA represents net income (loss) before interest, taxes, depreciation and amortization and minority interest. As such, it eliminates the significant level of non-cash depreciation and amortization expense that results from the capital intensive nature of our businesses and intangible assets recognized in business combinations, and it is unaffected by our capital structure. We present EBITDA because we believe it provides information useful in analyzing liquidity and underlying business results while minimizing the differences in GAAP financial reporting in peer company depreciation policies, financial leverage and tax operating, investing or financing activities, as determined in accordance with GAAP. You should not construe EBITDA as an indication of a company’s operating performance or as a measure of liquidity. In addition, because EBITDA is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. EBITDA is considered a non-GAAP financial measure under Regulation S-K promulgated by the SEC and is not reported in our consolidated financial statements or our affiliates’ filings with the SEC. A reconciliation of EBITDA to cash flows from operating activities is presented in footnote (d) below.

(d)	Adjusted EBITDA represents EBITDA before impairment of franchises, (gain) loss on sale of assets, net, option compensation expense (income), net, special charges, net, unfavorable contracts and other settlements, gain (loss) on derivative instruments and hedging activities, net, gain on debt exchange, net, other, net, loss on debt to equity conversions, loss on equity investments and cumulative effect of accounting change. As such, it eliminates the significant level of non-cash depreciation and amortization expense that results from the capital intensive nature of our businesses and intangible assets recognized in business combinations, as well as other non-cash or non-recurring items, and is unaffected by our capital structure or investment activities. Adjusted EBITDA is a liquidity measure used by our management and Charter’s board of directors to measure our ability to fund operations and our financing obligations. For this reason, it is a significant component of Charter’s annual incentive compensation program. However, a limitation of this measure is that it does not reflect the periodic costs of certain of our capitalized tangible and intangible assets used in generating revenues and the cash cost of our financing. Our management evaluates these costs through other financial measures. We present Adjusted EBITDA because it is a measure that approximates one of the variables used in the calculation of our leverage ratio under the indenture governing the Notes. Adjusted EBITDA, as presented, is reduced for management fees in the amounts of $69 million, $71 million, $74 million, $74 million, $56 million and $62 million for the years ended December 31, 2001, 2002, 2003, and pro forma 2003, and nine months ended September 30, 2003 and 2004, respectively, which amounts are added back for the purpose of that leverage ratio. You should not consider Adjusted EBITDA as an alternative to income from operations or to cash flows from operating, investing or financing activities, as determined in accordance with generally accepted accounting principles. You should also not construe Adjusted EBITDA as an indication of a company’s operating performance or as a measure of liquidity. In addition, because Adjusted EBITDA is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is considered a non-GAAP financial measure under Regulation S-K promulgated by the SEC and is not reported in our or our affiliates’ filings with the SEC.

A reconciliation of cash flows from operating activities to Adjusted EBITDA and of Adjusted EBITDA to EBITDA follows:

					Nine Months Ended
	Year Ended December 31,				September 30,

	2001	2002	2003	2003	2003	2004
	Actual	Actual	Actual	Pro Forma	Pro Forma	Pro Forma

Net cash flows from operating activities	$489	$748	$765	$572	$458	$328
Interest on cash pay obligations	1,015	1,108	1,143	1,287	951	1,035
Special charges, net	18	36	21	21	18	15
Other, net	5	1	13	13	5	5
Change in operating assets and liabilities	(32)	(97)	(15)	(58)	(60)	18

Adjusted EBITDA	1,495	1,796	1,927	1,835	1,372	1,401
(Gain) loss on sale of assets, net	(10)	(3)	(5)	(26)	(22)	(1)
Impairment of franchises	—	(4,638)	—	—	—	(2,433)
Option compensation expense (income), net	5	(5)	(4)	(4)	(1)	(34)
Special charges, net	(18)	(36)	(21)	(21)	(18)	(100)
Unfavorable contracts and other settlements	—	—	72	72	—	—
Gain (loss) on derivative instruments and hedging activities, net	(50)	(115)	65	65	35	48
Gain on debt exchange, net	—	—	267	—	—	—
Loss on debt to equity conversions	—	—	—	—	—	(23)
Loss on equity investments	(54)	(3)	(3)	(3)	—	—
Other, net	(5)	(1)	(13)	(13)	(9)	—
Cumulative effect of accounting change, net of tax	(10)	(206)	—	—	—	(765)

EBITDA	$1,353	$(3,211)	$2,285	$1,905	$1,357	$(1,907)

(e)	Earnings include net loss plus fixed charges. Fixed charges consist of interest expense and an estimated interest component of rent expense.

(f)	See the footnotes to the customer statistics table, page 6 of the Addendum to the news release, in our Form 8-K dated November 4, 2004 for definitions of the terms contained in this section, which definitions (but not the remainder of the news release) are hereby incorporated by reference herein.

(g)	Minority interest represents the percentage of Charter Communications Holding Company, LLC not owned by Charter, plus preferred membership interests in CC VIII, LLC, an indirect subsidiary of Charter Holdco. Paul G. Allen indirectly holds the preferred membership units in CC VIII as a result of the exercise of a put right originally granted in connection with the Bresnan transaction in 2000. An issue has arisen regarding the ultimate ownership of the CC VIII membership interests following the consummation of the Bresnan put transaction on June 6, 2003. See “Note 17-Related Parties” to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which is incorporated by reference into this offering memorandum. Reported losses allocated to minority interest on the statement of operations are limited to the extent of any remaining minority interest on the balance sheet related to Charter Communications Holding Company, LLC. Because minority interest in Charter Communications Holding Company, LLC was substantially eliminated at December 31, 2003, beginning in the first quarter of 2004, Charter began to absorb substantially all losses before income taxes that otherwise would have been allocated to minority interest. As a result of negative equity at Charter Communications Holding Company, LLC, during the nine months ended September 30, 2004, no additional losses were allocated to minority interest, resulting in an approximate additional $1.9 billion of net losses on a pro forma basis. Subject to any changes in Charter Communications Holding Company, LLC’s capital structure, Charter will absorb substantially all future losses.

RISK FACTORS

      An investment in the Notes entails the following risks. You should carefully consider these risk factors, as well as the other information contained in this offering memorandum, before making a decision to invest in the Notes.

Risks Related to Significant Indebtedness of Us and Our Subsidiaries

We and our subsidiaries have a significant amount of existing debt and may incur substantial additional debt in the future, which could adversely affect our financial health and our ability to react to changes in our business.

      We and our subsidiaries have a significant amount of debt and may (subject to applicable restrictions in their debt instruments) incur additional debt in the future. As of September 30, 2004, our total debt was approximately $18.5 billion, and our shareholders’ deficit was approximately $4.1 billion. On the pro forma basis set forth in “Summary Consolidated Financial Data”, our total debt would have been approximately $18.5 billion at September 30, 2004, and the deficiency of earnings to cover fixed charges for the nine-month period ended September 30, 2004 would have been approximately $3.5 billion. A portion of the proceeds of this offering is expected to be used to redeem our 5.75% convertible senior notes due 2005. See “Use of Proceeds.” However, in 2006 and beyond, significant additional amounts will become due under our remaining long-term debt obligations. The maturities of these obligations are set forth in “Description of Certain Other Indebtedness.”

      We believe that as a result of our significant levels of debt and operating performance, our access to the debt markets could be limited. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not available to us from borrowings under our credit facilities or from other sources, we may not be able to repay our debt, grow our business, respond to competitive challenges, or to fund our other liquidity and capital needs. Further, if we are unable to refinance our debt, we could be forced to restructure our obligations or seek protection under the bankruptcy laws. If we were to raise capital through the issuance of additional equity or to engage in a recapitalization or other similar transaction, our shareholders could suffer significant dilution and our noteholders might not receive all principal and interest payments to which they are contractually entitled on a timely basis or at all.

      Our significant amount of debt could have other important consequences to you. For example, it will or could:

•	require us to dedicate a significant portion of our cash flow from operations to payments on our debt, which will reduce our funds available for working capital, capital expenditures and other general corporate expenses;

•	limit our flexibility in planning for, or reacting to, changes in our business, the cable and telecommunications industries and the economy at large;

•	place us at a disadvantage as compared to our competitors that have proportionately less debt;

•	make us vulnerable to interest rate increases, because a significant portion of our borrowings are, and will continue to be, at variable rates of interest;

•	expose us to increased interest expense as we roll over our existing lower interest rate instruments;

•	adversely affect our relationship with customers and suppliers; and

•	limit our ability to borrow additional funds in the future.

      A default by one of our subsidiaries under its debt obligations could result in the acceleration of those obligations, the obligations of our other subsidiaries and our obligations under the Notes and our existing convertible notes. We may not have the ability to fund our obligations under the Notes in the event of such a default. If current debt levels increase, the related risks that we and you now face will intensify.

Because of our holding company structure, the Notes are structurally subordinated in right of payment to all liabilities of our subsidiaries. Restrictions in our subsidiaries’ debt instruments limit their ability to provide funds to us.

      Our principal assets are our equity interests in Charter Communications Holding Company, LLC (which in turn holds indirect equity interests in our operating subsidiaries) and certain mirror debt instruments issued to us by Charter Communications Holding Company, LLC, the terms of which match our existing outstanding indebtedness. We have no operating assets. Accordingly, except for those interest payments to be funded by the Pledged Securities, we will need to receive distributions from our subsidiaries or raise additional financing in order to service our debt. Our subsidiaries are separate and distinct legal entities and are not obligated to make funds available to us in the form of loans, distributions or otherwise for payment of the Notes or our existing senior convertible notes or other obligations.

      Our subsidiaries’ ability to make distributions to us are restricted by the terms of their credit facilities and indentures. Our indirect subsidiaries include the borrowers and guarantors under the Charter Communications Operating credit facilities. Some of our subsidiaries are also obligors under several series of senior high-yield notes issued by them. The Notes will be structurally subordinated in right of payment to indebtedness and other liabilities of our subsidiaries, the total principal amount of which was $20.3 billion as of September 30, 2004 excluding intercompany obligations.

      The indentures governing the Charter Holdings notes permit Charter Holdings to make distributions to Charter Holdco for payment of interest on the Notes and our existing convertible senior notes, but only if, after giving effect to the distribution, Charter Holdings can incur additional debt under the leverage ratio of 8.75 to 1.0, there is no default under its indentures and other specified tests are met. However, in the event that Charter Holdings could not incur any additional debt under the 8.75 to 1.0 leverage ratio test, the indentures governing the Charter Holdings notes permit Charter Holdings and its subsidiaries to make specified investments in Charter Holdco or Charter, up to an amount determined by a formula, if there is no default under the indentures, subject also to certain legal principles and requirements. Charter Holdings did not meet the leverage ratio test at September 30, 2004, and as a result, distributions from Charter Holdings to Charter Holdco will be restricted until that test is met. As of September 30, 2004, Charter Holdco had $31 million in cash on hand and was owed $39 million in intercompany loans, which are available to Charter Holdco to service interest on the Notes and our existing convertible senior notes.

      In the event of bankruptcy, liquidation or dissolution of one or more of our subsidiaries, that subsidiary’s assets would first be applied to satisfy its own obligations, then to any obligations owed by its parent companies that are our subsidiaries, and following such payments, such subsidiary may not have sufficient assets remaining to make payments to us as an equity holder or otherwise. In that event:

•	the lenders under our subsidiaries’ credit facilities and the holders of their other debt instruments will have the right to be paid before us from any of our subsidiaries’ assets; and

•	although Mr. Allen’s indirect ownership interest in CC VIII, LLC is currently the subject of a dispute, Paul G. Allen, as an indirect holder of preferred membership interests in our subsidiary, CC VIII, LLC, may have a claim on a portion of its assets that would reduce the amounts available for repayment to holders of the Notes. See “Risk Factors — Risks Related to Our Business — Our dispute with Paul G. Allen concerning the ownership of an interest in CC VIII, LLC could adversely impact our ability to repay our debt, the value of our common stock and our ability to obtain future financing.”

      In addition, the Notes are unsecured and will rank equally with all other existing and future senior unsecured indebtedness of Charter and will be effectively subordinated in right of payment to all existing secured debt and any future secured debt we may incur to the extent of the value of the assets securing such debt. Our subsidiaries’ credit facilities are secured by pledges of equity interests and intercompany notes. See “Description of Certain Other Indebtedness” and the SEC Reports incorporated by reference herein for a summary of our outstanding indebtedness and a description of our credit facilities and other indebtedness.

The agreements and instruments governing our debt and the debt of our subsidiaries contain restrictions and limitations that could significantly affect our ability to operate our business and adversely affect you, as the holders of the Notes.

      The credit facilities of our subsidiaries and the indentures governing our and our subsidiaries’ public debt contain a number of significant covenants that could adversely affect the holders of the Notes and our ability to operate our business. These covenants restrict our and our subsidiaries’ ability to:

•	pay dividends or make other distributions;

•	receive distributions from our subsidiaries;

•	make certain investments or acquisitions;

•	enter into related party transactions;

•	dispose of assets or merge;

•	incur additional debt;

•	repurchase or redeem equity interests and debt;

•	grant liens; and

•	pledge assets.

      Furthermore, our subsidiaries’ credit facilities require our subsidiaries to maintain specified financial ratios and meet financial tests and to provide audited financial statements with an unqualified opinion from our independent registered public accounting firm. The ability to comply with these provisions may be affected by events beyond our control.

      The breach of any covenants or obligations in the foregoing indentures or credit facilities could result in a default under the applicable debt agreement or instrument and could trigger acceleration of the related debt, which in turn could trigger defaults under other agreements governing our long-term indebtedness. In addition, the lenders under the Charter Operating credit facilities could foreclose on their collateral, which includes equity interests in our subsidiaries, and exercise other rights of secured creditors. Any default under those credit facilities, the indenture governing the Notes or the indentures governing our other convertible notes or our subsidiaries’ debt could adversely affect our growth, our financial condition and our results of operations and our ability to make payments on the Notes, our other notes and the credit facilities and other debt of our subsidiaries. See “Description of Certain Other Indebtedness” and the SEC Reports incorporated by reference herein.

We may not generate sufficient cash flow to fund our capital expenditures, ongoing operations and debt obligations, including our payment obligations under the Notes.

      Our ability to service our debt (including payments on the Notes) and our subsidiaries’ debt and to fund our subsidiaries’ planned capital expenditures and our subsidiaries’ ongoing operations will depend on our ability to generate cash flow. Our ability to generate cash flow is dependent on many factors, including:

•	our future operating performance;

•	the demand for our products and services;

•	general economic conditions and conditions affecting customer and advertiser spending;

•	competition and our ability to stabilize customer losses; and

•	legal and regulatory factors affecting our business.

      Some of these factors are beyond our control. If we are unable to generate sufficient cash flow, we may not be able to repay our debt including under the Notes, operate our business, respond to competitive challenges or fund our other liquidity and capital needs. This may also result in future impairments to the franchises in our financial statements.

Charter Operating may not be able to access funds under its credit facilities if it fails to satisfy the covenant restrictions in its credit facilities, which could adversely affect our financial condition and our ability to conduct our business.

      Our subsidiaries have historically relied on access to credit facilities in order to fund operations and to service parent company debt, and we expect such reliance to continue in the future. Unused availability under the Charter Operating credit facilities was approximately $957 million as of September 30, 2004. However, our access to these funds is subject to our satisfaction of the covenants and conditions to borrowing in those facilities. In addition, in the event that we are not able to demonstrate that we have adequate access to liquidity in an amount sufficient to fund our business and to make principal repayment obligations that come due in 2005 and thereafter, Charter and its subsidiaries’ ability to receive an unqualified opinion on their respective financial statements from an independent registered public accounting firm may be adversely affected. We have agreed to use the proceeds of this offering to fund our principal repayment obligations due in 2005. The failure of Charter Operating to receive an unqualified opinion would constitute a default under Charter Operating’s credit facilities.

      An event of default under the credit facilities or indentures, if not waived, could result in the acceleration of those debt obligations and, consequently, other debt obligations. Such acceleration could result in exercise of remedies by our creditors and could force us to seek the protection of the bankruptcy laws, which could materially adversely impact our ability to operate our business and to make payments under our debt instruments. In addition, an event of default under the credit facilities, such as the failure to maintain the applicable required financial ratios, would prevent additional borrowing under our subsidiary credit facilities, which could materially adversely affect our ability to operate our business and to make payments under our debt instruments.

We may not have the ability to raise the funds necessary to fulfill our obligations under our indebtedness following a change of control, which would place us in default under the applicable debt instruments.

      We may not have the ability to raise the funds necessary to fulfill our obligations under the Notes, our existing convertible senior notes, our subsidiaries’ senior and senior discount notes and credit facilities following a change of control. Under the indentures governing the Notes and our existing convertible senior notes, upon the occurrence of specified change of control events, we are required to offer to repurchase all of our outstanding convertible senior notes. However, we may not have sufficient funds at the time of the change of control event to make the required repurchase of our convertible senior notes and our subsidiaries are limited in their ability to make distributions or other payments to us to fund any required repurchase. In addition, a change of control under our subsidiaries’ credit facilities and indentures governing our subsidiaries’ notes would require the repayment of borrowings under those credit facilities and indentures. Because such credit facilities and notes are obligations of our subsidiaries, the credit facilities and our subsidiaries’ notes would have to be repaid by our subsidiaries before their assets could be available to us to repurchase the Notes and our existing convertible senior notes. Our failure to make or complete a change of control offer would place us in default under the Notes and our existing convertible senior notes. The failure of our subsidiaries to make a change of control offer or repay the amounts outstanding under their credit facilities would place them in default of these agreements and could result in a default under the indentures governing the Notes and our existing convertible senior notes.

If we do not fulfill our obligations to you under the Notes, you will not have any recourse against Mr. Allen or his affiliates.

      None of our direct or indirect equity holders, directors, officers, employees or affiliates, including, without limitation, Mr. Allen or his affiliates, Charter Investment, Inc. or Vulcan Cable III Inc., will be an obligor or guarantor under the Notes. The indenture governing the Notes expressly provides that these parties will not have any liability for our obligations under the Notes or the indenture governing the Notes.

If we do not fulfill our obligations to you under the Notes, you will have no recourse against any of our direct or indirect equity holders, directors, officers, employees or affiliates including, without limitation, Mr. Allen, Charter Investment, Inc. or Vulcan Cable III Inc.

Paul G. Allen and his affiliates are not obligated to purchase equity from, contribute to or loan funds to us or any of our subsidiaries in the future.

      Paul G. Allen and his affiliates have purchased equity, contributed funds and provided other financial support to Charter and Charter Communications Holding Company, LLC in the past. However, Mr. Allen and his affiliates are not obligated to purchase equity from, contribute to or loan funds to us or any of our subsidiaries in the future.

Risks Related to Our Business

We operate in a very competitive business environment, which affects our ability to attract and retain customers and can adversely affect our business and operations. We have lost a significant number of customers to DBS competition and further loss of customers could have a material negative impact on our business.

      The industry in which we operate is highly competitive. In some instances, we compete against companies with fewer regulatory burdens, easier access to financing, greater personnel resources, greater brand name recognition and longer-established relationships with regulatory authorities and customers. Increasing consolidation in the cable industry and the repeal of certain ownership rules may provide additional benefits to certain of our competitors, either through access to financing, resources or efficiencies of scale.

      Our principal competitor for video services throughout our territory is direct broadcast satellite television services, or DBS, and, in markets where it is available, our principal competitor for data services is digital subscriber line service, or DSL. Competition from DBS, including intensive marketing efforts, aggressive pricing and the ability of DBS to provide certain services that we currently do not provide, has had an adverse impact on our ability to retain customers. Our major DBS competitors continue to offer a greater variety of channel packages than do we, and are especially competitive at the lower end pricing and have been intensively marketing their services. DBS has grown rapidly over the last several years and continues to do so. We have lost a significant number of customers to DBS competition, and we face serious challenges in this area on a going forward basis.

      Local telephone companies and electric utilities can offer video and other services in competition with us and they may increasingly do so in the future. For example, certain telephone companies have begun more extensive deployment of fiber in their networks that will enable them to begin providing video services, as well as telephony and Internet access services, to residential and business customers. We also face competition from free broadcast television and from other communications and entertainment media. Further loss of customers to DBS or other alternative video and data services could have a material negative impact on our business.

      With respect to our high-speed data services, we face competition, including intensive marketing efforts and aggressive pricing, from telephone companies and other providers of “dial-up” and DSL. DSL service is competitive with high-speed data service over cable systems. Telephone companies (which already have telephone lines into the household, an existing customer base and other operational functions in place) and other companies offer DSL service. In addition, certain DBS providers are now providing two-way high-speed Internet access services, which are competing with our ability to provide bundled services to our customers.

      In order to attract new customers, from time to time we make promotional offers, including offers of temporarily reduced-price or free service. These promotional programs result in significant advertising, programming and operating expenses, and also require us to make capital expenditures to acquire additional digital set-top terminals. Customers who subscribe to our services as a result of these offerings may not remain customers for any significant period of time following the end of the promotional period. A failure to retain existing customers and customers added through promotional offerings or to collect the amounts they owe us could have an adverse effect on our business and financial results.

      Mergers, joint ventures and alliances among franchised, wireless or private cable operators, satellite television providers, local exchange carriers and others, and the repeal of certain ownership rules may provide additional benefits to some of our competitors, either through access to financing, resources or efficiencies of scale, or the ability to provide multiple services in direct competition with us.

      We cannot assure you that our cable systems will allow us to compete effectively. Additionally, as we expand our offerings to include other telecommunications services, and to introduce new and enhanced services, we will be subject to competition from other providers of the services we offer. We cannot predict the extent to which competition may affect our business and operations in the future.

Our dispute with Paul G. Allen concerning the ownership of an interest in CC VIII, LLC could adversely impact our ability to repay our debt, the value of our common stock and our ability to obtain future financing.

      As part of our acquisition of the cable systems owned by Bresnan Communications Company Limited Partnership in February 2000, CC VIII, LLC, our indirect limited liability company subsidiary, issued, after adjustments, 24,273,943 Class A preferred membership units (collectively, the “CC VIII interest”) with a value and an initial capital account of approximately $630 million to certain sellers affiliated with AT&T Broadband, subsequently owned by Comcast Corporation (the “Comcast sellers”). Our controlling shareholder, Paul G. Allen, granted the Comcast sellers the right to sell to him the CC VIII interest for approximately $630 million plus 4.5% interest annually from February 2000 (the “Comcast put right”). In April 2002, the Comcast sellers exercised the Comcast put right in full, and this transaction was consummated on June 6, 2003. Accordingly, Mr. Allen has become the holder of the CC VIII interest, indirectly through an affiliate.

      We are in a dispute with Mr. Allen as to whether he is entitled to retain the CC VIII interest, or whether he must exchange that interest for units of our subsidiary, Charter Communications Holding Company, LLC. The dispute and related matters (including certain issues associated with the ultimate disposition of the interest in CC VIII) are more fully described in the SEC Reports incorporated by reference herein (and, in particular, in note 17 to our financial statements in Part I, Item 1 of our September 30, 2004 Quarterly Report on Form 10-Q annexed hereto), and reference should be made to those descriptions. If it is determined that Mr. Allen is entitled to retain such an ownership interest, then our indirect interest in CC VIII would continue not to include the value of Mr. Allen’s retained interest in CC VIII. As a result, the amounts available for repayment to holders of the Notes or our other creditors, including creditors of our subsidiaries, may be affected, and the value of our Class A common stock may be adversely affected (which also could affect the trading value of the Notes). Further, such retained interest in CC VIII could adversely affect our borrowing capacity or make it more difficult for us to secure financing for our CC VIII subsidiary. In addition, in the event of the sale of our CC VIII subsidiary or its assets, if it is determined that Mr. Allen is entitled to retain such preferred membership interest, then he would be entitled to receive a portion of such proceeds and the amount available to us and our security holders would not include Mr. Allen’s portion of these proceeds.

Charter is currently the subject of certain lawsuits, government investigations and other legal matters, the unfavorable outcome of which could adversely affect our business and financial condition.

      A number of putative federal class action lawsuits have been filed against us and certain of our former and present officers and directors alleging violations of securities laws. These actions have been consolidated for pretrial purposes. In addition, a number of other lawsuits have been filed against us in other jurisdictions. A shareholders derivative suit was filed in the U.S. District Court for the Eastern District of Missouri against us and certain of our then current directors. Also, three shareholders derivative suits were filed in Missouri state court against us, our then current directors and our former independent auditor, which actions have been consolidated. The federal shareholders derivative suit and the consolidated derivative suit each allege that the individual defendants breached their fiduciary duties.

      In August 2004, we entered into Memoranda of Understanding (“MOU”) setting forth agreements in principal to settle and resolve the class actions and derivative suits described above on the terms set forth in the Memoranda. The settlements are subject to a number of conditions, including the parties’ negotiation and execution of definitive settlement documents (including without limitation a stipulation of settlement and related papers), court approval of both settlements and certain payments by our insurance carriers. Accordingly, there can be no assurance that the settlements will become effective or that the actions will be resolved on the terms set forth in the MOU or at all. In the event that the settlements do not become final, the litigations would presumably resume.

      In August 2002, we became aware of a grand jury investigation being conducted by the U.S. Attorney’s Office for the Eastern District of Missouri into certain of our accounting and reporting practices focusing on how we reported customer numbers, and our reporting of amounts received from digital set-top terminal suppliers for advertising. The U.S. Attorney’s Office publicly stated in July 2003 that we are not a target of the investigation. We have also been advised by the U.S. Attorney’s Office that no member of our board of directors, including our Chief Executive Officer, is a target of the investigation. On July 24, 2003, a federal grand jury charged four of our former officers with conspiracy and mail and wire fraud, alleging improper accounting and reporting practices focusing on revenue from digital set-top terminal suppliers and inflated customer account numbers. On July 25, 2003, one of the former officers who was indicted entered a guilty plea. We are fully cooperating with the investigation.

      On November 4, 2002, we received an informal, non-public inquiry from the staff of the SEC. The SEC issued a formal order of investigation dated January 23, 2003, and subsequently served document and testimony subpoenas on us and a number of our former employees. The investigation and subpoenas generally concerned our prior reports with respect to our determination of the number of customers and various of our accounting policies and practices including our capitalization of certain expenses and dealings with certain vendors, including programmers and digital set-top terminal suppliers. On July 27, 2004, the SEC reached a final agreement with us to settle the investigation. In the Settlement Agreement and Cease and Desist Order, we agreed to entry of an administrative order prohibiting any future violations of United States securities laws and requiring certain other remedial internal practices and public disclosures. We neither admitted nor denied any wrongdoing, and the SEC assessed no fine against us.

      In October 2001, two customers, Nikki Nicholls and Geraldine M. Barber, filed a class action suit against Charter Holdco in South Carolina state court purportedly on behalf of a class of Charter Holdco’s customers, alleging, among other things, that Charter Holdco improperly charged them a wire maintenance fee without request or permission. They also claimed that Charter Holdco improperly required them to rent analog and/or digital set-top terminals even though their television sets were “cable ready.” A substantively identical case was filed in the Superior Court of Athens — Clarke County, Georgia by Emma S. Tobar on March 26, 2002, alleging a nationwide class for these claims. Following mediation the parties reached a tentative settlement, subject to final documentation and court approval. On November 10, 2004, the court granted final approval of the settlement, rejecting the positions advanced by two objectors to the settlement. One of the objectors recently has filed a similar, but not identical, lawsuit.

      Furthermore, we are also a party to other, or otherwise involved in other lawsuits, claims, proceedings and legal matters that have arisen in the ordinary course of conducting our business. In addition, our restatement of our 2000, 2001 and 2002 financial statements could lead to additional or expanded claims or investigations.

      We cannot predict with certainty the ultimate outcome of any of the lawsuits, claims, investigations, proceedings and other legal matters to which we are a party to, or otherwise involved in, due to, among other things, (i) the inherent uncertainties of litigation, government investigations and proceedings and legal matters generally, (ii) the remaining conditions to the finalization of the settlements described above, (iii) the possibility of appeals and objections to the settlements described above, and (iv) the need for us to comply with, and/or otherwise implement, certain covenants, conditions, undertakings, procedures and other obligations that would be, or have been, imposed under the terms of the settlements and resolutions described above.

      The termination of the settlements described above, an unfavorable outcome in any of the lawsuits pending against us, in any government investigation or proceeding or in any other legal matter, including those described above, or our failure to comply with or properly implement the terms of the settlements described above, could result in substantial potential liabilities and otherwise have a material adverse effect on our business, consolidated financial condition and results of operations, in our liquidity, our operations, and/or our ability to comply with any debt covenants. Further, these legal matters, and our actions in response to them, could result in substantial potential liabilities, additional defense and other costs, increase our indemnification obligations, divert management’s attention, and/or adversely affect our ability to execute our business and financial strategies.

      Reference is made to our annual report on Form 10-K for the year ended December 31, 2003 and to our quarterly report on Form 10-Q for the quarter ended September 30, 2004, which are incorporated by reference herein, for additional information concerning these and other litigation matters.

We have a history of net losses and expect to continue to experience net losses. Consequently, we may not have the ability to finance future operations.

      We have had a history of net losses and expect to continue to report net losses for the foreseeable future. Our net losses are principally attributable to insufficient revenue to cover the interest costs we incur because of our high level of debt, the depreciation expenses that we incur resulting from the capital investments we have made in our cable properties, and the amortization and impairment of our franchise intangibles. We expect that these expenses (other than amortization and impairment of franchises) will remain significant, and we expect to continue to report net losses for the foreseeable future. We reported losses before cumulative effect of accounting change of $1.2 billion for 2001, $2.3 billion for 2002, $238 million for 2003 and $181 million and $3.2 billion for the nine months ended September 30, 2003 and 2004, respectively. Continued losses would reduce our cash available from operations to service our indebtedness, as well as limit our ability to finance our operations.

We may not have the ability to pass our increasing programming costs on to our customers, which would adversely affect our cash flow and operating margins.

      Programming has been, and is expected to continue to be, our largest operating expense item. In recent years, the cable industry has experienced a rapid escalation in the cost of programming, particularly sports programming. We expect this escalation to continue, and because of market and competitive factors, we may not be able to pass programming cost increases on to our customers. As measured by programming costs, and excluding premium services (substantially all of which were renegotiated and renewed in 2003) as of September 30, 2004, approximately 33% of our current programming contracts (computed based on programming expenditures) have expired or are scheduled to expire by the end of 2004, and approximately another 12% by the end of 2005. There can be no assurance that these agreements will be renewed on favorable or comparable terms. The inability to fully pass programming cost increases on to our customers would have an adverse impact on our cash flow and operating margins.

If our required capital expenditures exceed our projections, we may not have sufficient funding, which could adversely affect our growth, financial condition and results of operations.

      During the nine months ended September 30, 2004, we spent approximately $639 million on capital expenditures. During 2004 we expect to spend approximately $850 million to $950 million on capital expenditures. The actual amount of our capital expenditures depends on the level of growth in high-speed data customers and in the delivery of other advanced services, as well as the cost of introducing any new services. We may need additional capital if there is accelerated growth in high-speed data customers or in the delivery of other advanced services. If we cannot obtain such capital from increases in our cash flow from operating activities, additional borrowings or other sources, our growth, financial condition and results of operations could suffer materially.

Our inability to respond to technological developments and meet customer demand for new products and services could limit our ability to compete effectively.

      Our business is characterized by rapid technological change and the introduction of new products and services. We cannot assure you that we will be able to fund the capital expenditures necessary to keep pace with unanticipated technological developments, or that we will successfully anticipate the demand of our customers for products and services requiring new technology. Our inability to maintain and expand our upgraded systems and provide advanced services in a timely manner, or to anticipate the demands of the marketplace, could materially adversely affect our ability to attract and retain customers. Consequently, our growth, financial condition and results of operations could suffer materially.

We may not be able to carry out our strategy to improve operating results by standardizing and streamlining operations and procedures.

      In prior years, we experienced rapid growth through acquisitions of a number of cable operators and the rapid rebuild and rollout of advanced services. Our future success will depend in part on our ability to standardize and streamline our operations. The failure to implement a consistent corporate culture and management, operating or financial systems or procedures necessary to standardize and streamline our operations and effectively operate our enterprise could have a material adverse effect on our business, results of operations and financial condition.

The loss of any of our key executives could adversely affect our ability to manage our business.

      Our success is substantially dependent upon the retention and the continued performance of our key executives, including Carl Vogel (President and Chief Executive Officer) and Derek Chang (Executive Vice President of Finance and Strategy and interim co-Chief Financial Officer). The loss of the services of any of our key executives could adversely affect our growth, financial condition and results of operations.

Malicious and abusive Internet practices could impair our high-speed data services.

      Our high-speed data customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of high-speed data customers or revenue or significant increase in costs of serving those customers could adversely affect our growth, financial condition and results of operations.

We could be deemed an “investment company” under the Investment Company Act of 1940. This would impose significant restrictions on us and would be likely to have a material adverse impact on our growth, financial condition and results of operation.

      If anything were to happen which would cause us to be deemed an investment company, the Investment Company Act would impose significant restrictions on us, including severe limitations on our ability to borrow money, to issue additional capital stock and to transact business with affiliates. In addition, because our operations are very different from those of the typical registered investment company, regulation under the Investment Company Act could affect us in other ways that are extremely difficult to predict. In sum, if we were deemed to be an investment company it could become impractical for us to continue our business as currently conducted and our growth, our financial condition and our results of operations could suffer materially.

      Our principal assets are our equity interests in Charter Communications Holding Company, LLC and certain indebtedness of Charter Communications Holding Company, LLC. If our membership interest in Charter Communications Holding Company, LLC were to constitute less than 50% of the voting securities issued by Charter Communications Holding Company, then our interest in Charter Communications Holding Company, LLC could be deemed an “investment security” for purposes of the Investment Company Act. This may occur, for example, if a court determines that the Class B common stock is no longer entitled to special voting rights and, in accordance with the terms of the Charter Communications Holding Company, LLC limited liability company agreement, our membership units in Charter Communications Holding Company, LLC were to lose their special voting privileges. A determination that such investment was an investment security could cause us to be deemed to be an investment company under the Investment Company Act, unless an exemption from registration were available or we were to obtain an order of the Securities and Exchange Commission excluding or exempting us from registration under the Investment Company Act.

If a court determines that the Class B common stock is no longer entitled to special voting rights, we would lose our rights to manage Charter Communications Holding Company, LLC. In addition to the investment company risks discussed above, this could materially impact the value of the Class A common stock and the Notes.

      If a court determines that the Class B common stock is no longer entitled to special voting rights, Charter would no longer have a controlling voting interest in, and would lose its right to manage, Charter Communications Holding Company, LLC. If this were to occur:

•	we would retain our proportional equity interest in Charter Communications Holding Company, LLC but would lose all of our powers to direct the management and affairs of Charter Communications Holding Company, LLC and its subsidiaries; and

•	we would become strictly a passive investment vehicle.

      This result, as well as the impact of being treated under the Investment Company Act as an investment company, could materially adversely impact:

•	the liquidity of the Class A common stock and the Notes;

•	how the Class A common stock and the Notes trade in the marketplace;

•	the price that purchasers would be willing to pay for the Class A common stock in a change of control transaction or otherwise; and

•	the market price of the Class A common stock and the Notes.

      Uncertainties that may arise with respect to the nature of our management role and voting power and organizational documents, including legal actions or proceedings relating thereto, may also materially adversely impact the value of the Class A common stock and the Notes.

Risks Related to Mr. Allen’s Controlling Position

The failure by Mr. Allen to maintain a minimum voting and economic interest in us could trigger a change of control default under our subsidiary’s credit facilities.

      The Charter Operating credit facilities provide that the failure by Mr. Allen to maintain a 35% direct or indirect voting interest in the applicable borrower would result in a change of control default. Such a default could result in the acceleration of repayment of the Notes and our and our subsidiaries’ other indebtedness, including borrowings under the Charter Operating credit facilities. See “— Risks Related to Significant Indebtedness of Us and Our Subsidiaries — We may not have the ability to raise the funds necessary to fulfill our obligations under our indebtedness following a change of control, which would place us in default under the applicable debt instruments.”

Mr. Allen controls our stockholder voting and may have interests that conflict with your interests.

      Mr. Allen has the ability to control us. Through his control of approximately 93% of the voting power of our capital stock, Mr. Allen, as sole Class B shareholder, is entitled to elect all but one of its board members and effectively has the voting power to elect the remaining board member as well since he controls more than the majority of the vote of the Class A and Class B shareholders voting together as a class. By virtue of Mr. Allen’s control of the voting power of the Company, we are a “controlled company” under Nasdaq rule 4350(c)(5) and are not subject to requirements that a majority of our directors be “independent” (as defined in Nasdaq’s rules) or that there be a nominating committee of the board. The Company does not have a nominating committee. Mr. Allen thus has the ability to control fundamental corporate transactions requiring equity holder approval, including, but not limited to, the election of all of our directors, approval of merger transactions involving us and the sale of all or substantially all of our assets.

      Mr. Allen is not restricted from investing in, and has invested and engaged in, other businesses involving or related to the operation of cable television systems, video programming, high-speed data service, telephony or business and financial transactions conducted through broadband interactivity and Internet services. Mr. Allen may also engage in other businesses that compete or may in the future compete with us.

      Mr. Allen’s control over our management and affairs could create conflicts of interest if he is faced with decisions that could have different implications for him, us and the holders of the Notes. Further, Mr. Allen could effectively cause us to enter into contracts with another entity in which he owns an interest or to decline a transaction into which he (or another entity in which he owns an interest) ultimately enters.

      Current and future agreements between us and either Mr. Allen or his affiliates may not be the result of arm’s-length negotiations. Consequently, such agreements may be less favorable to us than agreements that we could otherwise have entered into with unaffiliated third parties.

We are not permitted to engage in any business activity other than the cable transmission of video, audio and data unless Mr. Allen authorizes us to pursue that particular business activity, which could adversely affect our ability to offer new products and services outside of the cable transmission business and to enter into new businesses, and could adversely affect our growth, financial condition and results of operations.

      Our certificate of incorporation and Charter Communications Holding Company, LLC’s limited liability company agreement provide that Charter and Charter Communications Holding Company, LLC and its subsidiaries, cannot engage in any business activity outside the cable transmission business except for specified businesses. This will be the case unless we first offer the opportunity to pursue the particular business activity to Mr. Allen, he decides not to pursue it and he consents to our engaging in the business activity. The cable transmission business means the business of transmitting video, audio (including telephone services), and data over cable television systems owned, operated or managed by us from time to time. These provisions may limit our ability to take advantage of attractive business opportunities.

The loss of Mr. Allen’s services could adversely affect our ability to manage our business.

      Mr. Allen is Chairman of our board of directors and provides strategic guidance and other services to us. If we were to lose his services, our growth, financial condition and results of operations could be adversely impacted.

The special tax allocation provisions of the Charter Communications Holding Company, LLC limited liability company agreement may cause us in some circumstances to pay more taxes than if the special tax allocation provisions were not in effect.

      Charter Communications Holding Company, LLC’s limited liability company agreement provided that through the end of 2003, net tax losses of Charter Communications Holding Company, LLC that would otherwise have been allocated to us based generally on our percentage ownership of outstanding common membership units of Charter Communications Holding Company, LLC would instead be allocated to the membership units held by Vulcan Cable III Inc. and Charter Investment, Inc. The purposes of these special tax allocation provisions was to allow Mr. Allen to take advantage for tax purposes of the losses generated by Charter Communications Holding Company, LLC. Beginning in 2002, however, due to tax capital account limitations, certain net tax losses of Charter Communications Holding Company, LLC were allocated to us and have continued to be so allocated since that time. The limited liability company agreement further provides that beginning at the time that Charter Communications Holding Company, LLC generates net tax profits (as determined under the applicable federal income tax rules for determining book profits), the net tax profits that would otherwise have been allocated to us based generally on our percentage of outstanding common membership units of Charter Communications Holding Company, LLC will instead generally be allocated to membership units held by Vulcan Cable III Inc. and Charter Investment, Inc. In some situations, the special tax allocation provisions could result in our having to pay taxes in an amount that is more or less than if Charter Communications Holding Company, LLC had allocated net tax losses and net tax profits to its members based generally on the percentage of outstanding common membership units owned by such members from the time of the completion of the offering. See “Description of Capital Stock and Membership Units — Special Tax Allocation Provisions.” For further discussions on the details of the tax allocation provision see Part II, Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of our 2003 Annual Report on Form 10-K.

The issuance of our Class A common stock pursuant to the share lending agreement, as well as possible future conversions of the Notes, significantly increase the risk that we will experience an ownership change in the future for tax purposes, resulting in a material limitation on the use of a substantial amount of our existing net operating loss carryforwards.

      As of December 31, 2003, we had approximately $2.8 billion of tax net operating losses (resulting in a gross deferred tax asset of approximately $1.1 billion), expiring in the years 2019 through 2023 and anticipate that we will generate approximately an additional $2.0 billion (which would result in an additional gross deferred tax asset of approximately $814 million) by December 31, 2004, which would expire in 2024. Due to uncertainties in projected future taxable income, valuation allowances have been established against the gross deferred tax assets for book accounting purposes except for deferred benefits available to offset certain deferred tax liabilities. Currently, such tax net operating losses can accumulate and be used to offset any future taxable income of Charter. An “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended, would place significant limitations, on an annual basis, on the use of such net operating losses to shelter any future taxable income we may generate. Such limitations, in conjunction with the net operating loss expiration provisions, could effectively eliminate our ability to use a substantial portion of our net operating losses to offset future taxable income. While the tax treatment of the stock borrowing transaction under the share lending agreement is uncertain, we do not believe that the borrowing transaction would result in our experiencing an ownership change. However, future transactions and the timing of such transactions, such as additional stock issuances by us (including issuances upon future conversion of the Notes), reacquisitions of the borrowed shares by us, or acquisitions or sales of shares by certain holders of our shares, including persons who have held, currently hold, or accumulate in the future five percent or more of our outstanding stock (including upon an exchange by Paul Allen or his affiliates, directly or indirectly, of membership units of Charter Communications Holding Company, LLC), could cause an ownership change. Many of the foregoing transactions are beyond our control.

Risks Related to Regulatory and Legislative Matters

Our business is subject to extensive governmental legislation and regulation, which could adversely affect our business by increasing our expenses.

      Regulation of the cable industry has increased cable operators’ administrative and operational expenses and limited their revenues. Cable operators are subject to, among other things:

•	rules governing the provision of cable equipment and compatibility with new digital technologies;

•	rules and regulations relating to subscriber privacy;

•	limited rate regulation;

•	requirements that, under specified circumstances, a cable system carry a local broadcast station or obtain consent to carry a local or distant broadcast station;

•	rules for franchise renewals and transfers; and

•	other requirements covering a variety of operational areas such as equal employment opportunity, technical standards and customer service requirements.

      Additionally, many aspects of these regulations are currently the subject of judicial proceedings and administrative or legislative proposals. There are also ongoing efforts to amend or expand the federal, state and local regulation of some of our cable systems, which may compound the regulatory risks we already face. Certain states and localities are considering new telecommunications taxes that could increase operating expenses.

Our cable systems are operated under franchises that are subject to non-renewal or termination. The failure to renew a franchise in one or more key markets could adversely affect our business.

      Our cable systems generally operate pursuant to franchises, permits and similar authorizations issued by a state or local governmental authority controlling the public rights-of-way. Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. In many cases, franchises are terminable if the franchisee fails to comply with significant provisions set forth in the franchise agreement governing system operations. Franchises are generally granted for fixed terms and must be periodically renewed. Local franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate. Franchise authorities often demand concessions or other commitments as a condition to renewal. In some instances, franchises have not been renewed at expiration, and we have operated and are operating under either temporary operating agreements or without a license while negotiating renewal terms with the local franchising authorities. Approximately 28% of our franchises, covering approximately 30% of our video customers, have either expired or expire on or before December 31, 2006.

      We cannot assure you that we will be able to comply with all significant provisions of our franchise agreements and certain of our franchisors have from time to time alleged that we have not complied with these agreements. Additionally, although historically we have renewed our franchises without incurring significant costs, we cannot assure you that we will be able to renew, or to renew as favorably, our franchises in the future. A termination of and/or a sustained failure to renew a franchise in one or more key markets could adversely affect our business in the affected geographic area.

Our cable systems are operated under franchises that are non-exclusive. Accordingly, local franchising authorities can grant additional franchises and create competition in market areas where none existed previously, resulting in overbuilds, which could adversely affect results of operations.

      Our cable systems are operated under non-exclusive franchises granted by local franchising authorities. Consequently, local franchising authorities can grant additional franchises to competitors in the same geographic area or operate their own cable systems. As a result, competing operators may build systems in areas in which we hold franchises. In some cases municipal utilities may legally compete with us without obtaining a franchise from the local franchising authority. The existence of more than one cable system operating in the same territory is referred to as an overbuild. These overbuilds could adversely affect our growth, financial condition and results of operations by creating or increasing competition. As of September 30, 2004, we are aware of overbuild situations impacting approximately 5% of our estimated homes passed, and potential overbuild situations in areas servicing approximately 2% of our estimated homes passed. Additional overbuild situations may occur in other systems.

Local franchise authorities have the ability to impose additional regulatory constraints on our business, which could further increase our expenses.

      In addition to the franchise agreement, cable authorities in some jurisdictions have adopted cable regulatory ordinances that further regulate the operation of cable systems. This additional regulation increases our expenses in operating our business. We cannot assure you that the local franchising authorities will not impose new and more restrictive requirements. Local franchising authorities also have the power to reduce rates and order refunds on the rates charged for basic services.

Further regulation of the cable industry could cause us to delay or cancel service or programming enhancements or impair our ability to raise rates to cover our increasing costs, resulting in increased losses.

      Currently, rate regulation is strictly limited to the basic service tier and associated equipment and installation activities. However, the Federal Communications Commission (“FCC”) and the U.S. Congress continue to be concerned that cable rate increases are exceeding inflation. It is possible that either the FCC or the U.S. Congress will again restrict the ability of cable system operators to implement rate increases. Should this occur, it would impede our ability to raise our rates. If we are unable to raise our rates in response to increasing costs, our losses would increase.

      There has been considerable legislative interest recently in requiring cable operators to offer historically bundled programming services on an á la carte basis. The FCC is reviewing comments regarding á la carte programming and is expected to make a recommendation to Congress in November 2004.

Actions by pole owners might subject us to significantly increased pole attachment costs.

      Pole attachments are cable wires that are attached to poles. Cable system attachments to public utility poles historically have been regulated at the federal or state level, generally resulting in favorable pole attachment rates for attachments used to provide cable service. The FCC clarified that a cable operator’s favorable pole rates are not endangered by the provision of Internet access, and that approach ultimately was upheld by the Supreme Court of the United States, except that subsequently on October 6, 2003, the United States Court of Appeals for the Ninth Circuit held that cable modem service is not “cable service” but is part “telecommunications service” and part “information service,” which possibly could lead to higher pole attachment rates. The Ninth Circuit’s decision has been appealed to the U.S. Supreme Court. Despite the existing regulatory regime, utility pole owners in many areas are attempting to raise pole attachment fees and impose additional costs on cable operators and others. In addition, the favorable pole attachment rates afforded cable operators under federal law can be increased by utility companies if the operator provides telecommunications services, as well as cable service, over plant attached to utility poles. Any significant increased costs could have a material adverse impact on our profitability and discourage system upgrades and the introduction of new products and services.

We may be required to provide access to our networks to other Internet service providers, which could significantly increase our competition and adversely affect our ability to provide new products and services.

      A number of companies, including telephone companies and Internet service providers, or ISPs, have requested local authorities and the FCC to require cable operators to provide non-discriminatory access to cable’s broadband infrastructure, which allows cable to deliver a multitude of channels and/or services, so that these companies may deliver Internet services directly to customers over cable facilities. A federal court in each of California, Virginia and Florida has struck down “open-access” requirements imposed by a variety of franchising authorities as unlawful. Each of these decisions struck down the “open-access” requirements on different legal grounds. On October 6, 2003, however, the United States Court of Appeals for the Ninth Circuit issued a decision holding that cable modem service is part “telecommunications service” and part “information service.” The cable industry and the FCC have sought certiorari from the U.S. Supreme Court. This decision, if not overturned, could potentially result in “open access” requirements being imposed on us.

      We believe that allocating a portion of our bandwidth capacity to other Internet service providers:

•	would impair our ability to use our bandwidth in ways that would generate maximum revenues; and

•	would strengthen our Internet service provider competitors by granting them access and lowering their costs to enter into our markets.

      In addition, if we were required to provide access in this manner, it could have a significant adverse impact on our profitability. This could impact us in many ways, including by:

•	increasing competition;

•	increasing the expenses we incur to maintain our systems; and/or

•	increasing the expense of upgrading and/or expanding our systems.

Changes in channel carriage regulations could impose significant additional costs on us.

      Cable operators also face significant regulation of their channel carriage. They currently can be required to devote substantial capacity to the carriage of programming that they would not carry voluntarily, including certain local broadcast signals, local public, educational and government access programming, and unaffiliated commercial leased access programming. This carriage burden could increase in the future, particularly if the FCC were to require cable systems to carry both the analog and digital versions of local broadcast signals. The FCC currently is conducting a proceeding in which it is considering this channel usage possibility, although it previously issued a tentative decision against such dual carriage.

Offering voice communications service may subject us to additional regulatory burdens, causing us to incur additional costs.

      In 2002, we began to offer voice communications services on a limited basis over our broadband network. We continue to explore development and deployment of VOIP services. The regulatory requirements applicable to VOIP service are unclear although the FCC recently declared that certain VOIP services are not subject to traditional state public utility regulation. The full extent of the FCC preemption of VOIP services is not yet clear. Expanding our offering of these services may require us to obtain certain authorizations, including federal, state and local licenses. We may not be able to obtain such authorizations in a timely manner, or at all, and conditions could be imposed upon such licenses or authorizations that may not be favorable to us. Furthermore, telecommunications companies generally are subject to significant regulation, and it may be difficult or costly for us to comply with such regulations, were it to be determined that they applied to VOIP offerings such as ours. In addition, pole attachment rates are higher for providers of telecommunications services than for providers of cable service. If there were to be a final legal determination by the FCC, a state Public Utility Commission, or appropriate court that VOIP services are subject to these higher rates, our pole attachment costs could increase significantly, which could adversely affect our financial condition and results of operations.

Additional Risks Related to this Offering and the Notes

We may be unable to purchase the Notes for cash following a fundamental change.

      Holders of the Notes have the right to require us to repurchase the Notes in cash upon the occurrence of a fundamental change prior to maturity. Any of our future debt agreements may contain a similar provision. We may not have sufficient funds to make the required purchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to purchase the Notes may be limited by law or the terms of other agreements relating to our debt outstanding at the time. However, if we fail to purchase the Notes as required by the indenture, that would constitute an event of default under the indenture governing the Notes which, in turn, may constitute an event of default, and result in the acceleration of the maturity of our then existing indebtedness.

There is currently no public market for the Notes, and an active trading market may not develop for the Notes. The failure of a market to develop for the Notes could adversely affect the liquidity and value of the Notes.

      The Notes are a new issue of securities, and there is no existing market for the Notes. Although we intend to apply for the Notes to be eligible for trading in the PORTAL Market, we do not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes on any automated dealer quotation system. A market may not develop for the Notes, and if a market does develop, it may not be sufficiently liquid for your purposes. If an active, liquid market does not develop for the Notes, the market price and liquidity of the Notes may be adversely affected. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price.

      The liquidity of the trading market, if any, and future trading prices of the Notes will depend on many factors, including, among other things, the market price of our Class A common stock, our ability to register the resale of the Notes, our ability to register the sale of common stock loaned to an affiliate of Citigroup as described in “Registered Borrow Facility — Registration Rights on Shares Covered by Share Lending Agreement,” prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. The market for the Notes may be subject to disruptions that could have a negative effect on the holders of the Notes, regardless of our operating results, financial performance or prospects.

Resale of the Notes and the Class A common stock issuable upon conversion of the Notes, if any, is subject to significant restrictions.

      The Notes and the Class A common stock issuable upon conversion of the Notes, if any, have not been registered under the Securities Act or any state securities laws. Until the Notes and the Class A common stock issuable upon conversion of the Notes have been registered, they may not be transferred or resold except in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws. Although we are required to register the resale by the holders of the Notes and the Class A common stock into which the Notes are convertible, such registration may not be available to holders at all times. In addition, the SEC has broad discretion to determine whether any registration statement will be declared effective and may delay or deny the effectiveness of any registration statement filed by us for a variety of reasons. Selling securityholders also may be subject to restrictions and potential liability under the Securities Act. See “Notice to Investors” and “Description of the Notes — Resale Registration Rights.”

If you convert your Notes before the occurrence of certain events, you may not receive upon conversion the full amount of the Early Conversion Make Whole Amount to which you would be otherwise entitled prior to November 16, 2007.

      Holders who convert their Notes prior to November 16, 2007 will receive, in addition to a number of shares of our Class A common stock equal to the conversion rate, the Early Conversion Make Whole Amount equal to the cash proceeds of the sale by the trustee of the Pledged Securities remaining with respect to the Notes being converted, subject to certain limitations. The percentage of the remaining Pledged Securities to be sold will be determined based on the aggregate original principal amount of Notes being converted as a percentage of the total original principal amount of Notes then outstanding. If a holder converts Notes prior to the earlier of (1) the sale of such Notes pursuant to an effective registration statement or (2) the date two years following the last original issue date of the Notes, the Early Conversion Make Whole Amount such holder will receive upon conversion of each $1,000 original principal amount of Notes will not exceed the amount determined pursuant to a formula that limits the amount of the proceeds of the liquidation of Pledged Securities that may be received by a holder upon conversion. As a consequence of the application of this formula, you may not be able to receive the full amount of the Early Conversion Make Whole Amount to which you would be otherwise entitled.

Although the Pledged Securities will secure both principal and interest on the Notes, the ability of holders of Notes to enforce their security interest in the Pledged Securities will be delayed if we become the subject of a case under the U.S. Bankruptcy Code.

      Although the Pledged Securities are primarily intended to secure the first six installments of interest on the Notes, if the principal amount of the Notes becomes due and payable prior to November 16, 2007, any Pledged Securities then held by the trustee would also secure the accreted principal amount of the Notes then due. If we become the subject of a case under the U.S. Bankruptcy Code, however, the ability of holders of Notes to enforce their security interest in the Pledged Securities and receive payment in respect of the Pledged Securities, or any other payment of principal on the Notes, would be delayed by the imposition of the automatic stay under Section 362 of the Bankruptcy Code. Any such delay could be for a substantial period of time.

The Notes do not restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact holders of the Notes.

      We are not restricted under the terms of the Notes from incurring additional debt, including secured debt, or repurchasing our securities. In addition, the limited covenants applicable to the Notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take other actions that are not limited by the terms of the Notes could have the effect of diminishing our ability to make payments on the Notes when due. Certain of our other debt instruments may, however, restrict these and other actions.

The trading prices for the Notes will be directly affected by the trading prices for our Class A common stock, which are impossible to predict.

      We expect that the trading price of the Notes in the secondary market will be significantly affected by the trading price of our Class A common stock, the general level of interest rates and our credit quality. This may result in greater volatility in the trading prices of the Notes than would be expected for nonconvertible debt securities.

      It is impossible to predict whether the price of our Class A common stock or interest rates will rise or fall. Trading prices of our Class A common stock will be influenced by our operating results and prospects and by economic, financial, regulatory and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of our Class A common stock by us in the market after the offering of the Notes, or the perception that such sales may occur, could affect the price of our Class A common stock.

      The price of our Class A common stock also could be affected by any sales of our Class A common stock by investors who view the Notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our Class A common stock as a result of the issuance of the Notes. The hedging or arbitrage could, in turn, affect the trading prices of the Notes.

If the registration statement covering the shares to be lent pursuant to the share lending agreement is not declared effective in a timely manner, the trading price of the Notes may be adversely affected.

      Although we have agreed to file and use our reasonable best efforts to cause to become effective a registration statement by a specified date covering the shares of our Class A common stock to be lent to an affiliate of Citigroup pursuant to the share lending agreement, we cannot assure you that such registration statement will be declared effective within the required time period or at all. The SEC has broad discretion in reviewing any registration statement and may delay or deny the effectiveness of a registration statement for a variety of reasons. If such registration statement is not declared effective in a timely manner, the trading price of the Notes may be adversely affected.

We will be entitled to defer payment of a portion of the interest on the Notes if we elect to accrete the principal amount of the Notes.

      We have agreed to file and to use our reasonable best efforts to cause to become effective a registration statement covering up to 150 million shares of our Class A common stock that can be used by Citigroup to facilitate hedging transactions by purchasers of the Notes. If we fail to file this registration statement or to cause it to become effective within the required time periods or at all, we will be required to pay liquidated damages to all holders of the Notes during the continuance of such failure. In lieu of paying any such liquidated damages in cash, we may elect to accrete the principal amount of the Notes. If we make this election, we will have the right to defer the interest payable on the portion of the accreted principal amount of the Notes that exceeds the original principal amount of the Notes. This deferred interest will not bear additional interest and will be payable on May 16, 2008 or upon any earlier redemption, repurchase or acceleration of the Notes unless paid earlier. We may also pay any deferred interest on any interest payment date prior to May 16, 2008, upon prior notice to holders.

Your right to convert your Notes will be limited if, upon conversion of your Notes, you would have beneficial ownership of more than a specified percentage of our Class A common stock.

      Holders of Notes will not be entitled to receive shares of our Class A common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of more than the specified percentage of the shares of Class A common stock outstanding at such time. With respect to any conversion prior to November 16, 2008, the specified percentage will be 4.9%, and with respect to any conversion thereafter, the specified percentage will be 9.9%. If any delivery of shares of our Class A common stock owed to a holder upon conversion of Notes is not made, in whole or in part, as a result of this limitation, our obligation to make such delivery shall not be extinguished and we shall deliver such shares as promptly as practicable after, but in no event later than two trading days after, any such converting holder gives notice to us that such delivery would not result in it being the beneficial owner of more than the specified percentage of the shares of Class A common stock outstanding at such time. Although we have the right to deliver cash in lieu of delivering shares of our Class A common stock upon conversion of the Notes, we have no obligation to do so, even if by doing so we would enable you to avoid these limitations on your right to convert the Notes.

If you hold Notes, you will not be entitled to any rights with respect to our Class A common stock, but you will be subject to all changes made with respect to our Class A common stock.

      If you hold Notes, you will not be entitled to any rights with respect to our Class A common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Class A common stock), but you will be subject to all changes affecting the Class A common stock. You will only be entitled to rights on the Class A common stock if and when we deliver shares of our Class A common stock to you upon conversion of your Notes. For example, in the event that an amendment is proposed to our charter or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to your conversion of Notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our Class A common stock or other classes of capital stock.

The conversion rate of the Notes may not be adjusted for all dilutive events.

      The conversion rate of the Notes is subject to adjustment for certain events including, but not limited to, dividends on our Class A common stock, the issuance of certain rights or warrants, subdivisions or combinations of our Class A common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our Class A common stock and certain tender or exchange offers as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of Class A common stock for cash, that may adversely affect the trading price of the Notes or the Class A common stock. There can be no assurance that an event that adversely affects the value of the Notes, but does not result in an adjustment to the conversion rate, will not occur.

The make whole premium payable on Notes converted in connection with certain fundamental changes may not adequately compensate you for the lost option time value of your Notes as a result of such fundamental change.

      If certain transactions that constitute a change of control occur prior to the maturity date of the Notes, under certain circumstances, we will increase the conversion rate by a number of additional shares for any conversions of Notes in connection with such transaction. The amount of the additional shares will be determined based on the date on which the transaction becomes effective and the price paid per share of our Class A common stock in such transaction as described below under “Description of Notes — Conversion Rights — Make Whole Amount and Public Acquirer Change of Control.” While the number of additional shares is designed to compensate you for the lost option time value of your Notes as a result of such transaction, the amount of the make whole premium is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid per share of our Class A common stock in the transaction is less than $2.16 or greater than $5.00, the conversion rate will not be increased. In no event will the number of shares issuable upon conversion of a Note exceed 462 per $1,000 original principal amount of Notes, subject to anti-dilution adjustments, regardless of when the transaction becomes effective or the price paid per share of our Class A common stock in the transaction.

You may have to pay taxes with respect to some distributions on our Class A common stock that result in adjustments to the conversion rate.

      The conversion rate of the Notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” If the conversion rate is adjusted as a result of a distribution that is taxable to our Class A common stock holders, such as a cash dividend, you may be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. The amount that you would have to include in income would generally be equal to the amount of the distribution that you would have received if you had converted your Notes into our Class A common stock. In addition,

Non-U.S. Holders (as defined herein) of the Notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “United States Federal Income Tax Considerations.”

Conversion of the Notes will dilute the ownership interests of existing stockholders.

      If and to the extent we deliver shares of our Class A common stock upon conversion of the Notes, the conversion of some or all of the Notes will dilute the ownership interest of existing stockholders. Any sales in the public market of the Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock.

The effect of the issuance of our shares of Class A common stock pursuant to the share lending agreement and upon conversion of the Notes, including sales of our Class A common stock in short sale transactions by purchasers of the Notes, may lower the market price of our Class A common stock.

      We have agreed pursuant to a share lending agreement to lend to an affiliate of Citigroup Global Markets Inc., one of the initial purchasers of the Notes up to 150 million shares of our Class A common stock. We refer to Citigroup Global Markets Inc. as Citigroup. On or prior to the effectiveness of the registration statement we have agreed to file with the SEC relating to such shares, we expect to loan all or substantially all of the 150 million shares of our Class A common stock to such affiliate, to be sold in a registered offering by Citigroup on behalf of such affiliate. Such loaned shares must be returned by November 16, 2009. See “Registered Borrow Facility.” Any shares not initially borrowed may be borrowed by the affiliate of Citigroup from time to time prior to November 16, 2006 and sold to others under the registration statement. We have been advised by Citigroup that in connection with this offering, it intends to use such short sales to facilitate the establishment by the Note investors of hedged positions in the Notes. The effect of the increase in the number of outstanding shares of our Class A common stock issued or issuable pursuant to the share lending agreement or upon conversion of the Notes could have a negative effect on the market price of our Class A common stock. The market price of our Class A common stock also could be negatively affected by other short sales of our Class A common stock by the purchasers of the Notes to hedge investments in the Notes.

The market price of our Class A common stock and therefore the price of the Notes could be adversely affected by the large number of additional shares of Class A common stock eligible for issuance in the future.

      As of September 30, 2004, 304,803,455 shares of Class A common stock were issued and outstanding, and 50,000 shares of Class B common stock were issued and outstanding. An additional 339,132,031 shares of Class A common stock were issuable upon conversion of outstanding units of Charter Holdco (increasing by 24,273,943 shares if Mr. Allen is required to contribute his CC VIII membership interest to Charter Holdco), and 28,213,409 shares were issuable upon the exercise of outstanding options. In addition, additional shares and warrants to acquire shares are expected to be issued in connection with the settlement of certain outstanding litigation matters, as more fully described in the SEC Reports incorporated by reference herein. All of the 339,132,031 shares of Class A common stock issuable upon exchange of Charter Communications Holding Company, LLC membership units and all shares of the Class A common stock issuable upon conversion of shares of our Class B common stock will have “demand” and/or “piggyback” registration rights attached to them. The sale of a substantial number of shares of Class A common stock or the perception that such sales could occur could adversely affect the market price for the Class A common stock and therefore, the price of the Notes, because the sale could cause the amount of the Class A common stock available for sale in the market to exceed the demand for the Class A common stock and could also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate. This could adversely affect our ability to fund our current and future obligations, including under the Notes. See “Shares Eligible for Future Sale.”

Review by the SEC of our registration statements may require modification or revision of the information we have included or incorporated by reference in this offering memorandum.

      In the course of the SEC’s review of the shelf registration statement or the registration statement related to the share lending agreement that we have agreed to file, we may make changes to the description of our business, other information and financial data included in this offering memorandum. We also may not include certain financial measures included in this offering memorandum, such as Adjusted EBITDA. In addition, our future filings with the SEC may also differ in important ways from this offering memorandum.

      The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures and press releases of “non-GAAP financial measures” that are derived on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States, or GAAP, such as Adjusted EBITDA that is used in this offering memorandum. The SEC rules prohibit the use of certain non-GAAP financial measures that exclude charges or liabilities that require or will require cash settlement or that make adjustments to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge is reasonably likely to occur. These new rules will be applicable to the registration statements that we will be required to file with respect to the Notes. The application of these rules in practice is still evolving. The SEC may not view the presentation of Adjusted EBITDA, as we define it herein, as complying with Item 10 of Regulation S-K under the Securities Act, or with other regulations with respect to non-GAAP financial measures. Comments provided by the SEC on financial data in our registration statements may require modification or reformulation of the data we present in this offering memorandum and may require the modification or exclusion of Adjusted EBITDA data from the registration statements. Any such modification or reformulation may be significant. In addition, as a result of the SEC’s review, we may also have to make significant changes in the registration statements to the description of our business and other information in this offering memorandum.

You should consider the United States federal income tax consequences of owning the Notes.

      Under the indenture governing the Notes, we will agree, and, by acceptance of a beneficial interest in a Note, each holder will have deemed to have agreed, to treat the Notes for U.S. federal income tax purposes as indebtedness that is subject to the U.S. Treasury regulations governing contingent payment debt instruments.

      Consequently, despite some uncertainty as to the proper application of such regulations, you will generally be required to accrue interest income at a constant rate of 15% per year (subject to certain adjustments), compounded semi-annually, which represents the estimated yield on our comparable non-convertible, fixed rate debt instruments with terms and conditions otherwise similar to the Notes. The amount of interest required to be included by you in income for each year generally will be in excess of the stated coupon on the Notes for that year.

      You will recognize gain or loss on the sale, exchange, conversion, redemption or repurchase of a Note in an amount equal to the difference between the amount realized, including the fair market value of any of our common stock received, and your adjusted tax basis in the Note. Any gain recognized by you on the sale, exchange, conversion, redemption or repurchase of a Note will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter will be treated as capital loss.

      A discussion of the material United States federal income tax consequences of ownership of the Notes is contained in this offering memorandum under the heading “United States Federal Income Tax Considerations.” You are strongly urged to consult your tax advisor as to the federal, state, local or other tax consequences of acquiring, owning, and disposing of the Notes.

USE OF PROCEEDS

      The estimated net proceeds from this offering will be approximately $719 million (approximately $828 million if the initial purchasers exercise their over-allotment option to purchase additional Notes in full) after fees and expenses. Charter and our subsidiary, Charter Holdco, intend to use approximately $125 million of such net proceeds to purchase the Pledged Securities described in “Description of Notes — Security” and to use all or a substantial portion of the remaining net proceeds of this offering to redeem our outstanding 5.75% convertible senior notes due 2005. We will covenant in the indenture governing the Notes that we will redeem our outstanding 5.75% convertible senior notes due 2005 to the extent of the proceeds from the sale of the Notes, net of the purchase price of Pledged Securities and expenses of the offering, and that we will issue our notice of redemption no later than the close of business on the business day immediately following the closing of the sale of the Notes. Promptly after the closing of the sale of the Notes, the net proceeds of this offering would first be used to acquire mirror notes from Charter Holdco, which would purchase the Pledged Securities and would return all or a substantial portion of the remaining proceeds to us in payment of currently outstanding mirror notes on the redemption date for the 5.75% convertible senior notes due 2005. We expect to use any remaining amount of net proceeds not used to retire the 5.75% convertible senior notes for general corporate purposes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our Class A common stock is quoted on the Nasdaq National Market under the symbol “CHTR.” The following table sets forth, for the periods indicated, the range of high and low last reported sale price per share of Class A common stock on the Nasdaq National Market.

2004	High	Low

First Quarter	$5.43	$3.99
Second Quarter	$4.70	$3.61
Third Quarter	$3.90	$2.61
Fourth Quarter through November 16	$3.01	$2.16

2003	High	Low

First Quarter	$1.73	$0.76
Second Quarter	$4.18	$0.94
Third Quarter	$5.50	$3.32
Fourth Quarter	$4.71	$3.72

2002	High	Low

First Quarter	$16.85	$9.10
Second Quarter	$11.53	$2.96
Third Quarter	$4.65	$1.81
Fourth Quarter	$2.27	$0.76

2001	High	Low

First Quarter	$24.19	$19.00
Second Quarter	$24.07	$18.88
Third Quarter	$24.45	$10.49
Fourth Quarter	$17.05	$11.73

      As of September 30, 2004, there were 3,781 holders of record of our Class A common stock, one holder of our Class B common stock, and 14 holders of record of our Series A Convertible Redeemable Preferred Stock.

      We have never paid and do not expect to pay any cash dividends on our Class A common stock in the foreseeable future. Charter Communications Holding Company, LLC is required under certain circumstances to pay distributions pro rata to all its common members to the extent necessary for any common member to pay taxes incurred with respect to its share of taxable income attributed to Charter Communications Holding Company, LLC. Covenants in the indentures and credit agreements governing the debt of our subsidiaries restrict their ability to make distributions to us and, accordingly, limit our ability to declare or pay cash dividends. We intend to cause Charter Communications Holding Company, LLC and its subsidiaries to retain future earnings, if any, to finance the operation of the business of Charter Communications Holding Company, LLC and its subsidiaries.

CAPITALIZATION

      The following table sets forth as of September 30, 2004, on a consolidated basis:

•	the actual (historical) capitalization of Charter;

•	the capitalization of Charter, on a pro forma basis, reflecting the issuance and sale of the Notes offered hereby and the use of the proceeds to redeem our outstanding 5.75% convertible senior notes due 2005, in addition to the loan of 150 million shares pursuant to a share lending agreement.

      This table should be read in conjunction with the “Summary — Summary Consolidated Financial Data” included elsewhere in this offering memorandum and the historical consolidated financial statements and related notes that have been incorporated by reference into this offering memorandum.

	As of September 30,
	2004

	Actual	Pro Forma

	(Dollars in millions)
Long-Term Debt:
Charter Communications, Inc.:
5.875% convertible senior notes due 2009(a)	$—	$625
5.75% convertible senior notes due 2005	588	—
4.75% convertible senior notes due 2006	156	156
Charter Holdings:
Senior and senior discount notes(b)	8,517	8,517
CCH II:
10.250% senior notes due 2010	1,601	1,601
CCO Holdings:
8 3/4% senior notes due 2013	500	500
Charter Operating:
8.000% senior second lien notes	1,100	1,100
8.375% senior second lien notes	400	400
Renaissance:
10.00% senior discount notes due 2008	116	116
CC V Holdings:
11.875% senior discount notes due 2008	113	113
Credit Facilities:
Charter Operating(c)	5,393	5,393

Total long-term debt	18,484	18,521

Preferred Stock — Redeemable(d)	55	55

Minority interest(e)	637	637

Shareholders’ deficit:
Class A Common stock; $.001 par value; 1.75 billion shares authorized; 304,803,455 and 454,803,455 shares issued and outstanding, respectively(f)	—	—
Class B Common stock; $.001 par value; 750 million shares authorized; 50,000 shares issued and outstanding	—	—
Preferred stock; $.001 par value; 250 million shares	—	—
Additional paid-in-capital	4,783	4,783
Accumulated deficit	(8,856)	(8,866)
Accumulated other comprehensive income	(9)	(9)

Total shareholders’ deficit	(4,082)	(4,092)

Total capitalization	$15,094	$15,121

(a)	Represents issuance and sale of the Notes offered hereby. This assumes proceeds of $750 million of which $125 million, related to the Pledged Securities, is recorded as other long-term liabilities with the resulting long-term debt of $625 million. The debt will accrete from the $625 million to the $750 million face value over three years, the duration of our pledge of the Pledged Securities.

		As of September 30,
		Actual 200	4Pro Forma

		(Dollars in millions)
(b)	Represents the following Charter Holdings notes:
	8.250% senior notes due 2007	$451	$451
	8.625% senior notes due 2009	1,242	1,242
	9.920% senior discount notes due 2011	1,108	1,108
	10.000% senior notes due 2009	640	640
	10.250% senior notes due 2010	318	318
	11.750% senior discount notes due 2010	435	435
	10.750% senior notes due 2009	874	874
	11.125% senior notes due 2011	500	500
	13.500% senior discount notes due 2011	571	571
	9.625% senior notes due 2009	638	638
	10.000% senior notes due 2011	708	708
	11.750% senior discount notes due 2011	780	780
	12.125% senior discount notes due 2012	252	252

	Total	$8,517	$8,517

(c)	The amounts outstanding under the Charter Operating credit facilities as of September 30, 2004 totaled $5.4 billion. Borrowing availability under the credit facilities totaled $957 million as of September 30, 2004, none of which was restricted due to covenants.

(d)	In connection with Charter’s acquisition of Cable USA, Inc. and certain cable system assets from affiliates of Cable USA, Inc., Charter issued 545,259 shares of Series A Convertible Redeemable Preferred Stock valued at and with a liquidation preference of $55 million. Holders of the preferred stock have no voting rights but are entitled to receive cumulative cash dividends at an annual rate of 5.75%, payable quarterly. The preferred stock is redeemable by Charter at its option on or after August 31, 2004 and must be redeemed by Charter at any time upon a change of control, or if not previously redeemed or converted, on August 31, 2008. The preferred stock is convertible, in whole or in part, at the option of the holders from April 1, 2002 through August 31, 2008, into shares of common stock at an initial conversion rate equal to a conversion price of $24.71 per share of common stock, subject to certain customary adjustments.

(e)	Minority interest represents the percentage of Charter Communications Holding Company, LLC not owned by Charter, or approximately 53% of total members’ equity of Charter Communications Holding Company, LLC, plus $650 million of preferred membership interests in CC VIII, LLC, an indirect subsidiary of Charter Communications Holding Company, LLC. Paul G. Allen indirectly holds the preferred membership units in CC VIII as a result of the exercise of put rights originally granted in connection with the Bresnan transaction in 2000. An issue has arisen regarding the ultimate ownership of the CC VIII membership interests following the consummation of the Bresnan put transaction on June 6, 2003. See “Note 17 — Related Parties” to our September 30, 2004 Form 10-Q, incorporated by reference to this offering memorandum. Reported losses allocated to minority interest on the statement of operations are limited to the extent of any remaining minority interest on the balance sheet related to Charter Communications Holding Company, LLC. Because minority interest in Charter Communications Holding Company, LLC was substantially eliminated at December 31, 2003, beginning in the first quarter of 2004, Charter began to absorb substantially all losses before income taxes that otherwise would have been allocated to minority interest. Subject to any changes in Charter Communications Holding Company, LLC’s capital structure, Charter will absorb substantially all future losses.

(f)	As part of the issuance of the Notes offered hereby, we have committed to establish a registered borrow facility. An affiliate of Citigroup Global Markets Inc. will be loaned up to 150 million shares pursuant to a share lending agreement. These loaned shares will be sold in a public offering following the registration of these shares with the SEC. The shares will be considered issued and outstanding; however it is anticipated that they will not impact earnings per share under current accounting literature.

DESCRIPTION OF NOTES

      The Notes will be issued under an indenture to be dated as of November 22, 2004 between us and Wells Fargo Bank, N.A., as trustee. Copies of the indenture, the pledge agreement, the resale registration rights agreement and the borrow facility registration rights agreement will be made available upon request to us. We have summarized portions of these documents below. This summary is not complete. We urge you to read the indenture, the pledge agreement, the resale registration rights agreement and the borrow facility registration rights agreement because these documents define your rights as a holder of the Notes. In this section, “Charter Communications, Inc.,” “we,” “our” and “us” each refers only to Charter Communications, Inc. and not to any existing or future subsidiary.

General

      The Notes will be senior unsecured obligations of Charter Communications, Inc. and will be convertible into our Class A common stock as described under “— Conversion Rights” below. The Notes will be limited to an aggregate original principal amount of $750,000,000 (or $862,500,000 original principal amount if the initial purchasers exercise their over-allotment option in full) and will mature on November 16, 2009.

      The Notes will bear interest at the rate of 5.875% per year on the accreted principal amount from the date of original issuance of the Notes, or from the most recent date to which interest had been paid or provided for. Interest is payable semi-annually in arrears on May 16 and November 16 of each year, commencing May 16, 2005, to holders of record at the close of business on the preceding May 1 and November 1, respectively. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, purchase by us at the option of the holder or redemption of a Note, interest will cease to accrue on the Note under the terms of and subject to the conditions of the indenture.

      Principal is payable, and Notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York, New York, which is initially the office or agency of the trustee in New York, New York. See “— Form, Denomination and Registration.”

      The principal amount of the Notes will increase if we elect to accrete the principal amount to pay liquidated damages we may owe in connection with the registered borrow facility. See “Registered Borrow Facility — Registration Rights on Shares Covered by Share Lending Agreement.” We will be entitled to defer any interest, which we refer to as the deferred interest, that accrues with respect to the excess of the accreted principal amount over the original principal amount until May 16, 2008, or any earlier purchase by us at the option of the holder, redemption or acceleration of the Notes. We will pay any accrued deferred interest on May 16, 2008 to the record holders of the Notes as of the close of business on May 1, 2008 unless paid earlier. We may elect to pay any accrued deferred interest on any interest payment date prior to May 16, 2008 if we notify the trustee and the record holders of Notes at least 10 days prior to the record date for such interest payment date. We will not pay any additional interest on such accrued deferred interest.

      The indenture will not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us. The indenture will contain no covenants or other provisions to protect holders of the Notes in the event of a highly leveraged transaction or a fundamental change, except to the extent described under “— Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder” below.

Ranking

      The Notes will be our unsecured, except with respect to the Pledged Securities as described below, and unsubordinated obligations. The Notes will rank, in right of payment, the same as all of our existing and future unsecured and unsubordinated indebtedness, except with respect to the Pledged Securities as described below. The Notes will rank senior in right of payment to all of our subordinated indebtedness and will be effectively subordinated to any secured indebtedness, except with respect to the Pledged Securities as described below, and structurally subordinated to indebtedness and other liabilities of our subsidiaries.

      As of September 30, 2004, Charter Communications, Inc. had no secured indebtedness and our subsidiaries had total indebtedness and other liabilities of $20.3 billion, excluding intercompany obligations.

Security

      On the closing date for this offering, our subsidiary, Charter Communications Holding Company LLC, which we refer to as Charter Holdco, will purchase and pledge to us as security for an intercompany note and we will, pursuant to the pledge agreement, repledge to the trustee as security for the benefit of the holders of the Notes (and not for the benefit of our other creditors), U.S. government securities, which we refer to as the Pledged Securities, in such amount as will be sufficient upon receipt of scheduled payments with respect to such Pledged Securities to provide for payment in full of the first six scheduled interest payments due on the Notes, without regard to any liquidated damages we may owe or any deferred interest in respect of accretion of the principal amount of the Notes. We expect Charter Holdco to use approximately $125 million (plus an additional corresponding amount if the initial purchasers’ over-allotment option is exercised) of the net proceeds from the offering to acquire such Pledged Securities; however, the precise amount of the Pledged Securities to be acquired will depend upon interest rates prevailing on the closing date.

      The Pledged Securities will be repledged by us to the trustee for the exclusive benefit of the holders of the Notes and will be held by the trustee in a pledge account. Immediately prior to each of the first six interest payment dates, the trustee will release from the pledge account cash generated by Pledged Securities then maturing sufficient to pay the interest then due on the original principal amount of the Notes. A failure to pay interest on the original principal amount of the Notes when due through the first six scheduled interest payment dates will constitute an immediate event of default under the indenture, with no grace period (unless the failure to make such payment results from the failure by the trustee to release such proceeds from the pledge account, provided such failure is not caused by any act or omission by us). Upon any conversion of Notes prior to November 16, 2007, the trustee will liquidate a portion of the Pledged Securities and release from the pledge account proceeds sufficient to pay the Early Conversion Make Whole Amount described under “— Conversion Rights — Interest Make Whole Upon Conversion.” If any Early Conversion Make Whole Amount is limited by the formula described therein, the portion of the proceeds of the liquidation of the Pledged Securities not paid to the converting holder as a result of such limitation will be released to Charter Holdco from the pledge account.

      If prior to November 16, 2007

•	an event of default under the Notes occurs and is continuing, and

•	the trustee or the holders of 25% in aggregate original principal amount of the Notes accelerate the Notes by declaring the accreted principal amount of the Notes to be immediately due and payable (by written consent, at a meeting of Note holders or otherwise), except for the occurrence of an event of default relating to our bankruptcy, insolvency or reorganization, upon which the Notes will be accelerated automatically, then the proceeds from the liquidation of the Pledged Securities will be promptly released to Note holders, subject to the automatic stay provisions of bankruptcy law, if applicable. Distributions from the pledge account will be applied:

•	first, to any accrued and unpaid interest on the Notes, and

•	second, to the extent available, to the repayment of a portion of the principal amount of the Notes.

      However, if any event of default is cured or waived prior to the acceleration of the Notes by the trustee or holders of the Notes referred to above, the trustee and the holders of the Notes will not be able to accelerate the Notes as a result of that event of default.

      For example, if the first two interest payments were made when due but the third interest payment was not made when due and the Note holders promptly exercised their right to declare the accreted principal amount of the Notes to be immediately due and payable then, assuming automatic stay provisions of bankruptcy law are inapplicable and the proceeds of the Pledged Securities are promptly distributed from the pledge account,

•	an amount equal to the interest payment due with respect to the third interest payment would be distributed from the pledge account as accrued interest, and

•	the balance of the proceeds of the pledge account would be distributed as a portion of the principal amount of the Notes.

      In addition, Note holders would have an unsecured claim against us for the remainder of the accreted principal amount of their Notes.

      Once we make the first six scheduled interest payments on the Notes, all of the remaining Pledged Securities, if any, will be released to Charter Holdco from the pledge account and thereafter the Notes will be unsecured.

Conversion Rights

General

      Holders may convert their Notes into shares of our Class A common stock at an initial conversion rate of 413.2231 shares of our Class A common stock, par value $.001 per share, per $1,000 original principal amount of Notes, unless previously redeemed or purchased. This is equivalent to an initial conversion price of approximately $2.42 per share.

      The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as set forth in “— Conversion Rate Adjustments” below. In addition, if we elect to accrete the principal amount of the Notes to pay any liquidated damages, we will increase the conversion rate at the same rate as the accretion rate and over the same period of time. A holder may convert fewer than all of such holder’s Notes so long as the Notes converted are a multiple of $1,000 original principal amount.

      Upon conversion of a Note, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates), subject to our obligations described under “— Interest Make Whole Upon Conversion” below, and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of cash and shares, if any, of our Class A common stock into which the Note is convertible will be deemed to satisfy our obligation with respect to such Note, subject to our obligations described under “— Interest Make Whole Upon Conversion” below. Except to the extent we are required to make payments in respect of such obligations, any accrued but unpaid interest will be deemed to be paid in full upon conversion, rather than cancelled, extinguished or forfeited. For a discussion of the tax treatment to a holder of receiving our Class A common stock upon conversion, see “United States Federal Income Tax Considerations.”

      Holders of Notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such Notes at any time after the close of business on the applicable regular record date. Notes surrendered for conversion by a holder after the close of business on any regular record date but prior to the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the Notes; provided, however, that no such payment need be made (1) if the conversion date is prior to November 16, 2007, (2) we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (3) if we have specified a purchase date following a fundamental change that is after a record date and on or prior to the next interest payment date or (4) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such Note.

      If a holder converts Notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our Class A common stock upon the conversion, if any, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

      If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable duly completed conversion notice, together, if the Notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The date a holder makes such required deliveries is the conversion date for the Notes converted. The conversion agent will, on the holder’s behalf, convert the Notes into shares of our Class A common stock, subject to our right to deliver cash or a combination of cash and shares. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through The Depository Trust Company, New York, New York, or DTC, for the number of full shares of our Class A common stock into which any Notes are converted, together with a cash payment for any fractional shares, and cash or shares, if applicable, with respect to any Early Conversion Make Whole Amount or Redemption Make Whole Amount as described under “— Interest Make Whole Upon Conversion” below, will be delivered through the conversion agent on the “conversion settlement date,” which will be as soon as practicable, but no later than the fifth business day, following the conversion date, unless we elect cash settlement as described under “— Cash Settlement Option” below. The trustee will initially act as the conversion agent.

      Notes called for redemption may be surrendered for conversion at any time prior to the close of business on the business day immediately preceding the redemption date. If a holder has already delivered a purchase notice as described under “— Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder” with respect to a Note, however, the holder may not surrender that Note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Cash Settlement Option

      Upon conversion, we will have the right to deliver, in lieu of shares of our Class A common stock, cash or a combination of cash and Class A common stock. We will inform converting holders through the trustee no later than two business days following the conversion date if we elect to pay cash in lieu of delivering shares and will specify in such notice the percentage of the shares otherwise deliverable for which we will pay cash, unless we have already informed holders of our election in a notice of redemption for the Notes, as described under “— Redemption” below. If we elect to pay holders cash upon conversion, such payment will be based on the average price of our Class A common stock. If we elect cash settlement, the “conversion settlement date” on which we deliver the cash and shares of our Class A common stock, if any, together with the cash or shares, if applicable, with respect to any Early Conversion Make Whole Amount or Redemption Make Whole Amount, to converting holders will be the third business day following the determination of the average price. We will deliver cash in lieu of any fractional shares of our Class A common stock issuable in connection with any conversion of Notes based upon the average price.

      The “average price” of our Class A common stock means, with respect to any conversion of Notes, the average of the sale prices of our Class A common stock over the 20 trading day period beginning on the third trading day immediately following the applicable conversion date.

      The “sale price” of our Class A common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. The sale price will be determined without reference to after-hours or extended market trading.

      If our Class A common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “sale price” will be the last quoted bid price for our common stock on the Nasdaq Small Cap Market or in the over-the-counter market on the relevant date as reported by Pink Sheets LLC or any similar organization.

      If our Class A common stock is not so quoted, the “sale price” will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

      “Trading day” means a day during which trading in securities generally occurs on the principal U.S. national or regional securities exchange on which our Class A common stock is then listed or, if our Class A common stock is not then listed on a national or regional securities exchange, on the Nasdaq National Market or, if our Class A common stock is not then quoted on Nasdaq National Market, on the principal other market on which our Class A common stock is then traded.

Limitation on Beneficial Ownership

      Notwithstanding the foregoing, no holder of Notes will be entitled to receive shares of our Class A common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of more than the specified percentage of the shares of Class A common stock outstanding at such time. With respect to any conversion prior to November 16, 2008, the specified percentage will be 4.9%, and with respect to any conversion thereafter until the maturity of the Notes, the specified percentage will be 9.9%. Any purported delivery of shares of our Class A common stock upon conversion of Notes shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the converting holder becoming the beneficial owner of more than the specified percentage of the shares of Class A common stock outstanding at such time. If any delivery of shares of our Class A common stock owed to a holder upon conversion of Notes is not made, in whole or in part, as a result of this limitation, our obligation to make such delivery shall not be extinguished and we shall deliver such shares as promptly as practicable after, but in no event later than two trading days after, any such converting holder gives notice to us that such delivery would not result in it being the beneficial owner of more than the specified percentage of the shares of Class A common stock outstanding at such time.

Interest Make Whole Upon Conversion

Early Conversion Make Whole Amount

      Holders who convert their Notes prior to November 16, 2007 will receive, in addition to a number of shares of our Class A common stock equal to the conversion rate, or cash in lieu thereof, the cash proceeds, subject to the limitation described below, of the sale by the trustee of the Pledged Securities remaining with respect to the Notes being converted, which we refer to as the Early Conversion Make Whole Amount; provided that if a holder converts Notes after the close of business on any regular record date but prior to the next interest payment date, the Pledged Securities with respect to the Notes being converted that will mature immediately prior to the applicable interest payment date shall be excluded from such sale and from the Early Conversion Make Whole Amount since the proceeds thereof will be paid to such holder on such interest payment date. The Early Conversion Make Whole Amount will not compensate a converting holder for any deferred interest in respect of accretion of the principal amount of the Notes if we elect to accrete such principal amount to pay any liquidated damages we may owe.

      Upon receipt by the conversion agent of a conversion notice, the trustee will liquidate a portion of the Pledged Securities, excluding, in the case of any conversion after the close of business on any regular record date but prior to the next interest payment date, Pledged Securities that will mature immediately prior to the applicable interest payment date, rounded down to the nearest whole multiple of the minimum denomination of such Pledged Securities, and release the cash proceeds thereof to the converting holder. The percentage of the remaining Pledged Securities to be sold will be determined based on the aggregate original principal amount of Notes being converted as a percentage of the total original principal amount of Notes then outstanding.

      If a holder converts Notes prior to the earlier of (1) the sale of such Notes pursuant to an effective registration statement or (2) the date two years following the last original issue date of the Notes, the Early Conversion Make Whole Amount such holder will receive upon conversion of each $1,000 original principal amount of Notes will not exceed $18.18, which is the amount determined pursuant to the following formula:

1000 - 1.1(CR * OP)

Where CR is 413.2231, the initial conversion rate for the Notes and OP is $2.16, the last reported sale price of our Class A common stock on the date we priced this offering of Notes. The portion of the Early Conversion Make Whole Amount not paid to the holder upon conversion of its Notes because of the limitation described above will be paid to Charter Holdco promptly following the sale of the relevant Pledged Securities.

      Notwithstanding the foregoing paragraph, the cash proceeds received upon conversion by any holders who convert Notes that have been called for redemption will not be limited by the formula described above.

Redemption Make Whole Amount

      Any holders who convert Notes that have been called for redemption shall receive, in addition to the Early Conversion Make Whole Amount, if applicable, the present value of the interest on the Notes converted that would have been payable for the period from and including November 16, 2007, or if later, the redemption date, to but excluding November 16, 2009, plus any accrued and unpaid deferred interest, which we refer to as the Redemption Make Whole Amount. The Redemption Make Whole Amount shall be calculated by discounting the amount of such interest, other than any deferred interest, on a semi-annual basis using a discount rate equal to 3.0% plus the arithmetic mean of the yields under the respective headings “This Week” and “Last Week” published in the Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the period from and including the redemption date to but excluding November 16, 2009. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the applicable rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the applicable rate, the most recent Statistical Release published prior to the date of determination of the Redemption Make Whole Amount shall be used.

      The term “Statistical Release” shall mean the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index that we will designate.

      We may pay the Redemption Make Whole Amount in cash or in shares of our Class A common stock, with the number of such shares determined based on the average of the sale prices of our Class A common stock over the ten trading days immediately preceding the applicable conversion date. If we elect to pay the Redemption Make Whole Amount in shares of our Class A common stock, the number of shares we deliver, together with the shares deliverable upon conversion, shall not exceed 462 per $1,000 original principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments,” and we must deliver cash with respect to the remainder of the Redemption Make Whole Amount, if any.

Make Whole Amount and Public Acquirer Change of Control

      If a transaction described in clause (2) of the definition of change of control (as set forth under “— Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder”) occurs on or prior to November 16, 2009, we must give notice to all record holders of Notes and the trustee at least ten trading days prior to the anticipated effective date of such change of control transaction. We must also give notice to all record holders of Notes and the trustee that such a transaction has occurred within 15 days after the actual effective date of such change of control transaction. If a holder elects to convert its Notes at any time following the date we give notice of the anticipated effective date of such change of control transaction we will increase the applicable conversion rate for the Notes surrendered for conversion by a number of additional shares of Class A common stock (the “additional shares”), as described below.

      The number of additional shares will be determined by reference to the table below and is based on the date on which such change of control transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our Class A common stock in such transaction. If the holders of our Class A common stock receive only cash in the change of control transaction, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average of the sale prices of our Class A common stock on the 10 trading days up to but not including the effective date.

      The additional shares will be delivered to holders who elect to convert their Notes during the period described above on the later of (1) five business days following the effective date and (2) the conversion settlement date for those Notes.

      The stock prices set forth in the first row of the table (i.e., the column headers), will be adjusted as of any date on which the conversion rate of the Notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. Our obligation to deliver the additional shares will be subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

      The following table sets forth the hypothetical stock price and number of additional shares to be received per $1,000 original principal amount of Notes.

	Stock Price

Effective Date	$2.16	$2.25	$2.50	$3.00	$3.50	$4.00	$4.50	$5.00

November 16, 2004	37.5	32.2	20.2	4.9	0.0	0.0	0.0	0.0
November 16, 2005	54.7	48.2	33.6	14.6	3.5	0.0	0.0	0.0
November 16, 2006	74.2	66.2	48.5	25.4	12.1	4.1	0.0	0.0
November 16, 2007	95.1	85.5	64.0	36.5	20.9	11.7	6.3	3.0
November 16, 2008	85.6	75.0	52.0	24.5	10.7	3.8	0.8	0.0
November 16, 2009	49.7	31.2	0.0	0.0	0.0	0.0	0.0	0.0

      The exact stock price and effective dates may not be set forth on the table, in which case:

1. if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the additional premium will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;

2. if the stock price is in excess of $5.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

3. if the stock price is less than $2.16 per share (the last reported sale price of our Class A common stock on the date of this offering memorandum) (subject to adjustment), no additional shares will be issued upon conversion.

      Notwithstanding the foregoing, in no event will the total number of shares of Class A common stock issuable upon conversion exceed 462 per $1,000 original principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

      Our obligation to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

      Notwithstanding the foregoing, and in lieu of adjusting the conversion rate as set forth above, in the case of a “public acquirer change of control” (as defined below) we may elect that, from and after the effective date of such public acquirer change of control, the right to convert a Note will be changed into a right to convert a Note into a number of shares of “acquirer common stock” (as defined below). The conversion rate following the effective date of such transaction will be a number of shares of acquirer common stock equal to the product of:

•	the conversion rate in effect immediately prior to the effective date of such change of control, times

•	the average of the quotients obtained, for each trading day in the 10 consecutive trading day period commencing on the trading day next succeeding the effective date of such public acquirer change of control (the “valuation period”), of:

(i) the “acquisition value” of our Class A common stock on each such trading day in the valuation period, divided by

(ii) the closing sale price of the acquirer common stock on each such trading day in the valuation period.

      The “acquisition value” of our Class A common stock means, for each trading day in the valuation period, the value of the consideration paid per share of our Class A common stock in connection with such public acquirer change of control, as follows:

•	for any cash, 100% of the face amount of such cash,

•	for any acquirer common stock or any other securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq National Market, 100% of the closing sale price of such acquirer common stock or other traded securities on each such trading day; and

•	for any other securities, assets or property, 102% of the fair market value of such security, asset or property on each such trading day, as determined by two independent nationally recognized investment banks selected by the trustee for this purpose.

After the adjustment of the conversion rate in connection with a public acquirer change of control, the conversion rate will be subject to further similar adjustments in the event that any of the events described above occur thereafter.

      A “public acquirer change of control” is any transaction described in clause (2) of the definition of change control below where the acquirer, or any entity that is a direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of such acquirer’s capital stock that are entitled to vote generally in the election of directors has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change of control. We refer to such acquirer’s or other entity’s class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change as the “acquirer common stock.”

Conversion Rate Adjustments

      The initial conversion rate will be adjusted for certain events, including:

(1) the issuance of our Class A common stock as a dividend or distribution on our Class A common stock, or certain subdivisions and combinations of our Class A common stock, in which event the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	OS1 OS0

      where,

CR0	=	the conversion rate in effect at the close of business on the record date

CR1	=	the conversion rate in effect immediately after the record date

OS0	=	the number of shares of our Class A common stock outstanding at the close of business on the record date

OS1	=	the number of shares of our Class A common stock that would be outstanding immediately after such event

(2) the issuance to all holders of our Class A common stock of certain rights or warrants to purchase our Class A common stock (or securities convertible into our Class A common stock) for a period expiring 45 days or less from the date of issuance of such rights or warrants at less than (or having a conversion price per share less than) the current market price of our Class A common stock; provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration, in which event the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	OS0+X OS0+Y

      where,

CR0	=	the conversion rate in effect at the close of business on the record date

CR1	=	the conversion rate in effect immediately after the record date

OS0	=	the number of shares of our Class A common stock outstanding at the close of business on the record date

X	=	the total number of shares of our Class A common stock issuable pursuant to such rights

Y	=	the number of shares of our Class A common stock equal to the aggregate price payable to exercise such rights divided by the average of the sale prices of our Class A common stock for the ten consecutive trading days prior to the business day immediately preceding the announcement of the issuance of such rights

(3) the dividend or other distribution to all holders of our Class A common stock of shares of our capital stock (other than Class A common stock) or evidences of our indebtedness or our assets (excluding (A) any dividend, distribution or issuance covered by clause (1) or (2) above and (B) any dividend or distribution paid exclusively in cash), in which event the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	SP0 SP0 - FMV

      where,

CR0	=	the conversion rate in effect at the close of business on the record date

CR1	=	the conversion rate in effect immediately after the record date

SP0	=	the current market price

FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our Class A common stock on the record date for such distribution

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our Class A common stock or shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, in which event the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	FMV0 + MP0 MP0

      where,

CR 0	=	the conversion rate in effect at the close of business on the record date

CR [1]	=	the conversion rate in effect immediately after the record date

FMV0	=	the average of the sale prices of the capital stock or similar equity interest distributed to holders of our Class A common stock applicable to one share of our Class A common stock over the 10 trading days commencing on and including the fifth trading day after the date on which “ex-distribution trading” commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted

MP0	=	the average of the sale prices of our Class A common stock over the 10 trading days commencing on and including the fifth trading day after the date on which “ex-distribution trading” commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted

(4) dividends or other distributions consisting exclusively of cash to all holders of our Class A common stock, in which event the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	SP0 SP0 - C

      where,

CR0	=	the conversion rate in effect at the close of business on the record date

CR1	=	the conversion rate in effect immediately after the record date

SP0	=	the current market price

C	=	the amount in cash per share we distribute to holders of our Class A common stock

(5) we or one or more of our subsidiaries make purchases of our Class A common stock pursuant to a tender offer or exchange offer by us or one of our subsidiaries for our Class A common stock to the extent that the cash and value of any other consideration included in the payment per share of our Class A common stock exceeds the current market price per share of our Class A common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “expiration date”), in which event the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	FMV + (SP1 × OS1) OS0 × SP1

      where,

CR0	=	the conversion rate in effect on the expiration date
CR1	=	the conversion rate in effect immediately after the expiration date
FMV	=	the fair market value (as determined by our board of directors) of the aggregate value of all cash and any other consideration paid or payable for shares validly tendered or exchanged and not withdrawn as of the expiration date (the “purchased shares”)
OS1	=	the number of shares of our Class A common stock outstanding immediately after the expiration date less any purchased shares
OS0	=	the number of shares of our Class A common stock outstanding immediately after the expiration date, including any purchased shares
SP1	=	the sale price of our Class A common stock on the trading day next succeeding the expiration date

(6) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the expiration date, our board of directors is not recommending rejection of the offer, in which event the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	FMV + (SP1 × OS1) OS0 × SP1

      where,

CR0	=	the conversion rate in effect on the expiration date
CR1	=	the conversion rate in effect immediately after the expiration date
FMV	=	the fair market value (as determined by our board of directors) of the aggregate consideration payable to our shareholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the expiration date
OS1	=	the number of shares of our Class A common stock outstanding immediately after the expiration date less any purchased shares
OS0	=	the number of shares of our Class A common stock outstanding immediately after the expiration date, including any purchased shares
SP1	=	the sale price of our Class A common stock on the trading day next succeeding the expiration date

The adjustment referred to in this clause (6) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of Class A common stock to more than 25% of the total shares of Class A common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of Class A common stock exceeds the sale price of our Class A common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (6) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of the consolidated assets of us and our subsidiaries substantially as an entirety.

      “Current market price” of our Class A common stock on any day means the average of the sale price of our Class A common stock for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the “ex-date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, “ex-date” means the first date on which the shares of our Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

      “Record date” means, for purpose of this section, with respect to any dividend, distribution or other transaction or event in which the holders of our Class A common stock have the right to receive any cash, securities or other property or in which our Class A common stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of our Class A common stock entitled to receive such cash, securities or other property (whether such date is fixed by our board of directors or by statute, contract or otherwise).

      To the extent that we have a rights plan in effect upon conversion of the Notes into Class A common stock, you will receive, in addition to the Class A common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the Class A common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed, to all holders of our Class A common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

      Except as stated above, the conversion rate will not be adjusted for the issuance of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock or carrying the right to purchase any of the foregoing.

      In the case of any recapitalization, reclassification or change of our Class A common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale, lease or other transfer to another corporation of the consolidated assets of ours and our subsidiaries substantially as an entirety, or any statutory share exchange, in each case as a result of which holders of our Class A common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our Class A common stock, the holders of the Notes then outstanding will be entitled thereafter to convert those Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that they would have owned or been entitled to receive upon such recapitalization, reclassification, change, consolidation, merger, combination, sale, lease, transfer or statutory share exchange had such Notes been converted into our Class A common stock immediately prior to such transaction. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

      We may from time to time, to the extent permitted by law and subject to applicable rules of The Nasdaq Stock Market, increase the conversion rate of the Notes by any amount for any period of at least 20 days. In that case we will give at least 15 days notice of such increase. We may make such increases in the conversion rate, to the extent permitted by law and subject to applicable rules of The Nasdaq Stock Market, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our Class A common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

      As a result of any adjustment of the conversion rate, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of Class A common stock. In addition, non-U.S. holders of Notes in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders — Constructive Dividends” and “— Tax Consequences to Non-U.S. Holders — Constructive Dividends.”

Exchange in Lieu of Conversion

      Unless we have called the relevant Notes for redemption, when a holder surrenders Notes for conversion, we may direct the conversion agent to surrender, on or prior to the date two business days following the conversion date, such Notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any such Notes, the designated institution must agree to deliver, in exchange for such Notes, a number of shares of our common stock equal to the applicable conversion rate, or at its option, cash or a combination of cash and shares of our common stock in lieu thereof, calculated based on the average price, plus cash for any fractional shares and any Early Conversion Make Whole Amount.

      If the designated institution accepts any such Notes, it will deliver the appropriate number of shares of our common stock (and cash, if any), or cash in lieu thereof, to the conversion agent and the conversion agent will deliver those shares or cash to the holder. Such designated institution will also deliver cash equal to any Early Conversion Make Whole Amount we would owe such holder if we had converted its Notes. Any Notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any Notes for exchange but does not timely deliver the related consideration, we will, as promptly as practical thereafter, but not later than the third business day following (1) the conversion date, or (2) if the designated institution elects to deliver cash or a combination of cash and shares of our common stock, the determination of the average price, convert the Notes and deliver shares of our common stock, as described under “— Conversion Rights — General,” or, at our option cash in lieu thereof based on the average price, along with any applicable Early Conversion Make Whole Amount.

      Our designation of an institution to which the Notes may be submitted for exchange does not require the institution to accept any Notes. If the designated institution declines to accept any Notes surrendered for exchange, we will convert those Notes into shares of our Class A common stock, or cash in lieu thereof, as described under “— Conversion Rights” above. We will not pay any consideration to, or otherwise enter into any arrangement with, the designated institution for or with respect to such designation.

Redemption

      Following the earlier of (1) the sale of any Notes pursuant to an effective registration statement or (2) the date two years following the last original issue date of the Notes, we may redeem for cash the Notes (or, in the case of clause (1) above, any such Notes that have been sold pursuant to an effective registration statement) in whole or in part, at a price equal to 100% of the accreted principal amount of such Notes plus accrued and unpaid interest, deferred interest and liquidated damages, if any, on the Notes to, but excluding, the redemption date, if the closing price of our Class A common stock has exceeded, for at least 20 trading days in any consecutive 30 trading day period, 180% of the conversion price if such 30 trading day period begins prior to November 16, 2007 and 150% if such 30 trading day period begins thereafter. The “conversion price” as of any day will equal the accreted principal amount of $1,000 original principal amount of Notes divided by the conversion rate in effect on such day. We are required to give notice of redemption to the trustee and all registered holders not less than 30 nor more than 60 days prior to the redemption date. We must specify in such notice (1) whether we will deliver shares of our Class A common stock, or cash in lieu thereof, upon conversion of any Notes called for redemption, (2) if we elect to deliver cash, the percentage of the shares otherwise deliverable for which we will pay cash and (3) whether we will deliver cash or shares of our Class A common stock upon conversion with respect to the Redemption Make Whole Amount.

      Notes or portions of Notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

      If we decide to redeem fewer than all of the outstanding Notes, the trustee will select the Notes to be redeemed (in original principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

      If any Notes are to be redeemed in part only, we will issue a new Note or Notes with a principal amount equal to the unredeemed principal portion thereof. If the trustee selects a portion of your Note for partial redemption and you convert a portion of the same Note, the converted portion will be deemed to be from the portion selected for redemption. In the event of any redemption in part, we will not be required to issue, register the transfer of or exchange any certificated Note during a period of 15 days before the mailing of the redemption notice.

Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder

      If a fundamental change occurs, each holder of Notes will have the right to require us to purchase some or all of that holder’s Notes for cash on a repurchase date that is not less than 20 nor more than 35 business days after the date of our notice of the fundamental change. We will purchase such Notes at a purchase price equal to 100% of the accreted principal amount of the Notes to be purchased, plus any accrued and unpaid interest (including deferred interest and liquated damages, if any) to but excluding the fundamental change repurchase date, unless such fundamental change repurchase date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest (including liquated damages, if any, but excluding any deferred interest) payable on such interest payment date to the holder of record at the close of business on the corresponding record date.

      Within 20 days after the occurrence of a fundamental change, we are required to give notice to all holders of Notes, as provided in the indenture, of the occurrence of the fundamental change and of their resulting repurchase right and the fundamental change repurchase date. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of Notes must deliver, on or before the fundamental change repurchase date specified in our notice, written notice to the trustee of the holder’s exercise of its repurchase right, together with the Notes with respect to which the right is being exercised. We will promptly pay the repurchase price for Notes surrendered for repurchase following the fundamental change repurchase date.

      You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the original principal amount of the withdrawn Notes;

•	if certificated Notes have been issued, the certificate number of the withdrawn Notes (or, if your Notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the original principal amount, if any, that remains subject to the repurchase notice.

      Payment of the repurchase price for a Note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the Note will be made promptly following the later of the fundamental change repurchase date and the time of book-entry transfer or delivery of the Note. If the paying agent holds money sufficient to pay the repurchase price of the Note, on the repurchase date, then, on and after the business day following the repurchase date:

•	the Note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the Note.

      This will be the case whether or not book-entry transfer of the Note has been made or the Note has been delivered to the paying agent.

      A “fundamental change” will be deemed to have occurred upon a change of control or a termination of trading.

      A “termination of trading” will be deemed to have occurred if our Class A common stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market; provided that a termination of trading will not occur so long as our Class A common stock is listed for trading on the Nasdaq Small Cap market or quoted bid prices for our Class A common stock in the over-the-counter market are reported by Pink Sheets LLC or any similar organization.

      A “change of control” will be deemed to have occurred at such time after the original issuance of the Notes when the following has occurred:

(1) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than Mr. Allen and Related Parties, becomes the direct or indirect “beneficial owner” as defined in Rule 13d-3 under the Exchange Act of more than 35% of the Voting Stock of Charter Communications, Inc., measured by voting power rather than number of shares, unless Paul G. Allen (“Mr. Allen”) and the Related Parties, collectively, beneficially own, directly or indirectly, a greater percentage of Voting Stock of Charter Communications, Inc., measured by voting power rather than number of shares, than such person;

(2) the consummation of any transaction or event (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any sale, lease or other transfer of the consolidated assets of ours and our subsidiaries) or a series of related transactions or events pursuant to which our common stock is exchanged for, converted into or constitutes solely the right to receive cash, securities or other property more than 10% of the fair market value of which consists of cash, securities or other property that are not, or upon issuance will not be, traded on any U.S. national securities exchange or quoted on the Nasdaq National Market;

(3) the sale, transfer, conveyance, lease or other disposition (including by way of liquidation or dissolution, but excluding by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Charter Communications, Inc. and its subsidiaries, taken as a whole, to any “person” or “group” as defined above;

(4) the purchase by Mr. Allen or any Allen Affiliates in any transaction or series of transactions, of shares of our Class A common stock, which results in the aggregate number of shares of Class A common stock held by Mr. Allen and any Allen Affiliates exceeding 70% of the total number of shares of Class A common stock issued and outstanding (including any shares borrowed pursuant to the share lending agreement) at such time to the extent that the closing price per share of the Class A common stock for any five trading days within the period of the ten consecutive trading days immediately after the later of the last date of such purchases or the public announcement of such purchases is less than 100% of the applicable conversion price of the Notes in effect on each of those trading days; provided that the calculation of the number of shares of Class A common stock held by Mr. Allen and any Allen Affiliates will not include any share of our Class A common stock acquired by Mr. Allen or any Allen Affiliates as a result of the exchange or conversion of membership units of Charter Holdco or shares of our Class B common stock or any securities exchangeable or convertible into shares of Class A common stock or issued in exchange (by merger or otherwise) for shares of a Person that holds units of Charter Holdco.

(5) the adoption of a plan relating to the liquidation or dissolution of Charter Holdco; or

(6) continuing directors (as defined below in this section) cease to constitute at least a majority of our board of directors.

      As used in connection with the definition of change of control, the following terms will have the meaning described below:

      “Allen Affiliate” means any person in which Mr. Allen, directly or indirectly, owns at least a 50.1% equity interest, provided that Charter Communications, Inc., Charter Holdco or any of its subsidiaries will not be included in such definition.

      “Continuing director” means a director who either was a member of our board of directors on the date of this offering memorandum or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our shareholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of the board of directors in which such individual is named as nominee for director.

      “Related Party” means:

(i) the spouse or an immediate family member, estate or heir of the Mr. Allen; or

(ii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or persons beneficially holding an 80% or more controlling interest of which consist of Mr. Allen and/or such other persons referred to in the immediately preceding clause (i) or this clause (ii).

      “Voting Stock” of any person as of any date means the capital stock of such person that is at the time entitled to vote in the election of the board of directors of such person.

      The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

      The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of our consolidated assets “substantially as an entirety.” There is no precise, established definition of the phrase “substantially as an entirety.” under applicable law. Accordingly, your ability to require us to repurchase your Notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

      Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Notes. We will comply with this rule to the extent applicable at that time.

      We may, to the extent permitted by applicable law, at any time purchase the Notes in the open market or by tender at any price or by private agreement. Any Note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any Notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

      The foregoing provisions would not necessarily protect holders of the Notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

      Our ability to repurchase Notes upon the occurrence of a fundamental change is subject to important limitations. Our subsidiaries’ existing credit agreements and indentures contain and any future credit agreements or other agreements relating to our indebtedness may also contain provisions prohibiting repurchase of the Notes under certain circumstances, or expressly prohibit our repurchase of the Notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from repurchasing Notes, we could seek the consent of our or our subsidiaries’ lenders and noteholders to repurchase the Notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the Notes. Our failure to repurchase tendered Notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

      No Notes may be purchased by us at the option of the holders upon a fundamental change if the accreted principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

      The fundamental change purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of our Class A common stock, to obtain control of us by means of a merger, tender offer solicitation or otherwise, or by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in securities similar to the Notes.

Consolidation, Merger and Sale of Assets

      We may, without the consent of the holders of Notes, consolidate with, merge into or sell, lease or otherwise transfer in one transaction or a series of related transactions the consolidated assets of ours and our subsidiaries substantially as an entirety to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving entity assumes all our obligations under the indenture and the Notes;

•	if as a result of such transaction the Notes become convertible into common stock or other securities issued by a third party that is not the successor under the Notes and the indenture, such third party fully and unconditionally guarantees all obligations of Charter Communications, Inc. or such successor under the Notes and the indenture;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

Information Requirement

      We will agree that for a period of two years after closing, during any period in which we are not subject to the reporting requirements of the Exchange Act, to make available to holders of the Notes, or beneficial owners of interests therein, or any prospective purchaser of the Notes, the information required by Rule 144A(d)(4) to be made available in connection with the sale of Notes or beneficial interests in the Notes.

Covenant

      We will covenant in the indenture that we will redeem our outstanding 5.75% convertible senior notes due 2005 to the extent of the proceeds from the sale of the Notes, net of the purchase price of Pledged Securities and expenses of the offering, and that we will issue the related notice of redemption no later than the close of business on the business day immediately following the closing of the sale of the Notes.

Events of Default

      Each of the following will constitute an event of default under the indenture:

•	our failure to pay when due the principal on any of the Notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

•	our failure to pay an installment of interest (including liquidated damages, if any) other than any deferred interest on any of the Notes for 30 days after the date when due; provided that a failure to make any of the first six scheduled interest payments on the original principal amount of the Notes on the applicable interest payment date will constitute an event of default with no grace or cure period (unless the failure to make such payment results from the failure by the trustee to release the relevant cash amount from the pledge account, provided that such failure is not caused by any act or omission by us);

•	our failure to deliver shares of our Class A common stock, or cash in lieu thereof, when due upon conversion of Notes, together with cash in respect of any fractional shares and any Early Conversion Make Whole Amount and any Redemption Make Whole Amount, upon conversion of a Note, and that failure continues for 10 days;

•	our failure to comply with our obligations described under “— Covenant” when required and such failure continues for five days;

•	our failure for 30 days after written notice thereof has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate original principal amount of the Notes then outstanding to comply with any of the other covenants or agreements in the indenture;

•	our failure to make any payment under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our significant subsidiaries (or the payment of which is guaranteed by us or any of our significant subsidiaries) whether such indebtedness or guarantee now exists, or is created after the issue date, if that default:

(i) is caused by a failure to pay at final stated maturity the principal amount on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default (a “Payment Default”); or

(ii) results in the acceleration of such indebtedness prior to its express maturity,

and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100 million or more;

•	our failure to give timely notice of a fundamental change or of the anticipated effective date of a change of control transaction as described under “— Conversion Rights — Make Whole Amount and Public Acquirer Change of Control”; and

•	certain events of our bankruptcy, insolvency or reorganization or any significant subsidiary of ours.

      “Significant subsidiary” has the meaning set forth in clauses (1) and (2) of the definition thereof in Regulation S-X under the Securities Act.

      If an event of default specified in the eighth bullet point above occurs and is continuing, then the principal of all the Notes and the interest thereon shall automatically become immediately due and payable. If an event of default shall occur and be continuing, other than an event of default specified in the eighth bullet point above, the trustee or the holders of at least 25% in aggregate original principal amount of the Notes then outstanding may declare the Notes due and payable at their accreted principal amount together with accrued and unpaid interest (including deferred interest and liquidated damages, if any), and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings. Such declaration may be rescinded and annulled with the written consent of the holders of a majority in aggregate original principal amount of the Notes then outstanding, subject to the provisions of the indenture.

      The holders of a majority in aggregate original principal amount of Notes at the time outstanding through their written consent, or the holders of a majority in aggregate original principal amount of Notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may waive any existing default or event of default and its consequences except any default or event of default:

•	in any payment on the Notes;

•	in respect of the failure to convert the Notes; or

•	in respect of the covenants or provisions in the indenture that may not be modified or amended without the consent of the holder of each Note affected as described in “— Modification, Waiver and Meetings” below.

      Holders of a majority in aggregate original principal amount of the Notes then outstanding through their written consent, or the holders of a majority in aggregate original principal amount of the Notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, subject to the provisions of the indenture. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of Notes before proceeding to exercise any right or power under the indenture at the request of such holders. The rights of holders of the Notes to pursue remedies with respect to the indenture and the Notes are subject to a number of additional requirements set forth in the indenture.

      The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any conversion, redemption or repurchase obligation.

      We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture. In addition, we are required to file with the trustee a written notice of the occurrence of any default or event of default within five business days of our becoming aware of the occurrence of any default or event of default.

Modification, Waiver and Meetings

      The indenture contains provisions for convening meetings of the holders of Notes to consider matters affecting their interests.

      The indenture (including the terms and conditions of the Notes) may be modified or amended by us and the trustee, without the consent of the holder of any Note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of Notes;

•	adding additional dates on which holders may require us to repurchase their Notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of Notes if any reclassification or change of our Class A common stock or any consolidation, merger or sale of the consolidated assets of us and our subsidiaries substantially as an entirety occurs;

•	providing for the assumption of our obligations to the holders of Notes in the case of a merger, consolidation, conveyance, sale, transfer or lease;

•	increasing the conversion rate in the manner described in the indenture, provided that the increase will not adversely affect the interests of holders of Notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications to the indenture necessary in connection with the registration of the Notes under the Securities Act, as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the Notes in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of Notes in any material respect; provided further that any amendment made solely to conform the provisions of the indenture to the description of the Notes in this offering memorandum will not be deemed to adversely affect the interests of the holders of the Notes; or

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Notes.

      Modifications and amendments to the indenture or to the terms and conditions of the Notes may also be made, and noncompliance by us with any provision of the indenture or the Notes may be waived, either:

•	with the written consent of the holders of at least a majority in aggregate original principal amount of the Notes at the time outstanding; or

•	by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate original principal amount of the Notes represented at such meeting.

      However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each Note affected:

•	change the maturity of the principal of or any installment of interest on any Note (including any payment of liquidated damages);

•	reduce the principal amount of, or any premium, if any, on any Note;

•	reduce the interest rate or amount of interest (including any liquidated damages) on any Note;

•	reduce the Early Conversion Make Whole Amount or the Redemption Make Whole Amount or otherwise modify the provisions of the indenture related thereto in a manner adverse to the holders of the Notes;

•	modify the provisions of the indenture relating to the Pledged Securities as described above under “— Security” in a manner adverse to the holders of the Notes;

•	other than as contemplated by the terms of the indenture, change the currency of payment of principal of, premium, if any, or interest on any Note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or the conversion of, any Note;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning specified reclassifications or corporate reorganizations, impair or adversely affect the conversion rights of holders of the Notes;

•	adversely affect any repurchase option of holders;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of Notes;

•	reduce the percentage in aggregate original principal amount of Notes outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate original principal amount of Notes outstanding required for any other waiver under the indenture.

      The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate original principal amount of the Notes at the time outstanding.

Form, Denomination and Registration

      The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 original principal amount and whole multiples of $1,000.

Global Notes: Book-Entry Form

      The Notes are evidenced by one or more global Notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co., as DTC’s nominee. Record ownership of the global

Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.

      Ownership of beneficial interests in a global Note will be limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

      So long as Cede & Co., as nominee of DTC, is the registered owner of the global Notes, Cede & Co. for all purposes will be considered the sole holder of the global Notes. Except as provided below, owners of beneficial interests in the global Notes will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global Notes to such persons may be limited.

      We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global Notes to Cede & Co., the nominee for DTC, as the registered owner of the global Notes. We, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global Notes to owners of beneficial interests in the global Notes.

      It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global Notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the Notes represented by the global Notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Notes represented by the global Notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      If a holder would like to convert Notes into Class A common stock pursuant to the terms of the Notes, the holder should contact the holder’s broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder’s ability to pledge the holder’s interest in the Notes represented by global Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

      Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Notes, including, without limitation, the presentation of Notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Notes are credited and only for the principal amount of the Notes for which directions have been given.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the Notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Notes to be issued in definitive registered form in exchange for the global Notes. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global Notes.

      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Certificated Notes

      We will issue the Notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global Note may be exchanged for definitive certificated Notes upon request by or on behalf of DTC in accordance with customary procedures. The indenture permits us to determine at any time and in our sole discretion that Notes shall no longer be represented by global Notes. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global Notes at the request of each DTC participant. We would issue definitive certificates in exchange for any such beneficial interests withdrawn.

      Any Note that is exchangeable pursuant to the preceding sentence is exchangeable for Notes registered in the names which DTC will instruct the trustee. It is expected that DTC’s instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global Note. Subject to the foregoing, a global Note is not exchangeable except for a global Note or global Notes of the same aggregate denominations to be registered in the name of DTC or its nominee.

Notices

      Except as otherwise provided in the indenture, notices to holders of Notes will be given by mail to the addresses of holders of the Notes as they appear in the Note register.

Governing Law

      The indenture, the Notes and the registration rights agreement will be governed by, and construed in accordance with, the law of the State of New York.

Information Regarding the Trustee

      Wells Fargo Bank, N.A., as trustee under the indenture, has been appointed by us as paying agent, collateral agent, conversion agent, registrar and custodian with regard to the Notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Resale Registration Rights

      We have agreed to file with the SEC, at our expense, a shelf registration statement on such form as we deem appropriate covering resales by holders of all Notes and the Class A common stock issuable upon conversion of the Notes. Under the terms of the registration rights agreement, we will agree to use our reasonable best efforts to:

•	file such shelf registration statement with the SEC within 30 days after the earliest date of original issuance of any of the Notes;

•	cause such registration statement to become effective as promptly as is practicable, but in no event later than 150 days after the earliest date of original issuance of any of the Notes; and

•	keep the registration statement effective for a period (the “registration period”) from the date such registration statement is declared effective by the SEC until such date that is the earlier of (1) the date as of which all the Notes or the Class A common stock issuable upon conversion of the Notes have been sold either under Rule 144 under the Securities Act (or any similar provision then in force) or pursuant to the shelf registration statement; (2) the date as of which all the Notes or the Class A common stock issuable upon conversion of the Notes held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act or any successor provision; and (3) the date on which there are no outstanding registrable securities.

      We also agree to provide to each registered holder copies of the prospectus contained in the shelf registration statement, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the Notes and the Class A common stock issuable upon conversion of the Notes. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions). If a shelf registration statement covering those securities is not effective, they may not be sold or otherwise transferred except pursuant to an exemption from registration under the Securities Act and any other applicable securities laws or in a transaction not subject to those laws.

      We may suspend the holder’s use of the prospectus for a maximum of 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 12-month period, if (i) we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole or (ii) the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred or is continuing. However, if the disclosure relates to a proposed or pending material business transaction, the disclosure of which we determine in good faith would be reasonably likely to impede our ability to consummate such transaction, or would otherwise have a material adverse effect on us and our subsidiaries taken as a whole, we may extend the suspension period from 45 days to 60 days. We will not specify the nature of the event giving rise to a suspension in any notice to holders of the Notes of the existence of such a suspension.

      If,

•	on the 30th day following the earliest date of original issuance of any of the Notes, the shelf registration statement has not been filed with the SEC; or

•	on the 150th day following the earliest date of original issuance of any of the Notes, the shelf registration statement is not declared effective; or

•	prior to or on the 45th, 60th or 90th day, as the case may be, of any period that the prospectus has been suspended as described in the preceding paragraph (in each case except as the result of filing of a post-effective amendment solely to add additional selling securityholders), such suspension has not been terminated

(each, a “registration default”), liquidated damages will accrue on the Notes, from and including the day following the registration default to but excluding the earlier of (i) the day after the end of the registration period and (ii) the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate equal to:

•	0.25% per annum of the accreted principal amount for the first 90 days following such registration default; and

•	0.50% per annum of the accreted principal amount after the first 90 days following such registration default.

      In no event will liquidated damages relating to the resale registration statement accrue at a rate per year exceeding 0.50%. Liquidated damages will be computed on the basis of a 360-day year composed of twelve 30-day months. If a holder has converted some or all of its Notes into Class A common stock, the holder will be entitled to receive equivalent amounts based on the accreted principal amount of the Notes converted. A holder’s right to liquidated damages shall be its sole remedy in the event of a registration default.

      We will give notice to all holders of the filing and effectiveness of the shelf registration statement by issuing a press release to Reuters Economic Services and Bloomberg Business News. We have included as Annex A to this offering memorandum a form of notice and questionnaire to be completed and delivered by a holder interested in selling its registrable securities pursuant to the shelf registration statement. In order to be named as a selling securityholder in the prospectus at the time of effectiveness of the shelf registration statement, a holder must complete and deliver the questionnaire, together with any other information we may reasonably request, to us on or prior to the fifth business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will, within 15 business days of receipt, or within 15 business days of the end of any period during which we have suspended use of the prospectus, file any amendments to the registration statement or supplements to the related prospectus as are necessary and permitted to allow you to deliver your prospectus to purchasers of registrable securities, provided that we will not be obligated to file more than one post-effective amendment in any 60-day period. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required. If a holder does not complete and deliver a questionnaire or provide the other information we may request, the holder will not be named as a selling securityholder in the prospectus and will not be permitted to sell the holder’s registrable securities pursuant to the shelf registration statement. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

REGISTERED BORROW FACILITY

Share Lending Agreement

      To make the purchase of the Notes more attractive to prospective investors, we have entered into a share lending agreement, to be dated as of November 22, 2004, with an affiliate of Citigroup Global Markets Inc., which we refer to as borrower, under which we have agreed to loan to borrower up to 150 million shares of our Class A common stock. We will receive a loan fee of $.001 per share for each share that we loan to borrower, payable at the time such share is borrowed.

      Under the agreement, borrower has agreed that it will not transfer or dispose of the borrowed shares except for the purpose of directly or indirectly facilitating the hedging of the Notes by holders. Except in limited circumstances, any borrowed shares that are returned to us cannot be reborrowed.

      Share loans under the share lending agreement will terminate and the borrowed shares must be returned to us, under the following circumstances:

•	borrower may terminate all or any portion of a loan at any time;

•	we may terminate any or all of the outstanding loans upon a default by borrower under the share lending agreement, including a breach by borrower of any of its representations and warranties, covenants or agreements under the share lending agreement or the bankruptcy of borrower, and

•	all loans will terminate on November 16, 2009, the termination date for the share lending agreement or, if sooner, any date as of which all of the Notes have been converted, repaid or redeemed.

      We will not otherwise have the right to terminate any loan of borrowed shares.

      Any shares that we loan to borrower will be issued and outstanding for corporate law purposes, and accordingly, the holders of the borrowed shares will have all of the rights of a holder of our outstanding shares, including the right to vote the shares on all matters submitted to a vote of our stockholders and the right to receive any dividends or other distributions that we may pay or make on our outstanding shares of Class A common stock, although. However, under the share lending agreement, borrower has agreed:

•	to pay to us an amount equal to any cash dividends that we pay on the borrowed shares, and

•	to pay or deliver to us any other distribution, in liquidation or otherwise, that we make on the borrowed shares.

      Borrower has also agreed under the share lending agreement that it will not vote any borrowed shares of which it is the record owner and it will not transfer or dispose of any borrowed shares except pursuant to a registration statement that is effective under the Securities Act.

      If the credit ratings of borrower’s guarantor decline below a specified level, borrower has agreed to post and maintain with Citigroup Global Markets Inc., as collateral agent on our behalf, collateral in the form of cash, government securities, certificates of deposit, high grade commercial paper of U.S. issuers or money market shares with a market value at least equal to 100% of the market value of the borrowed shares as security for the obligation of borrower to return the borrowed shares to us when required.

      In view of the contractual undertakings of borrower in the share lending agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of the borrowed shares, we believe that under U.S. generally accepted accounting principles currently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share.

      The existence of the share lending agreement and the short positions established in connection with facilitating the hedging of the Notes could have the effect of causing the market price of our Class A common stock to be lower over the term of the share lending agreement than it would have been had we not entered into the agreement.

Registration Rights on Shares Covered by Share Lending Agreement

      We have agreed to file within 18 days after the original issue date of the Notes and use our reasonable best efforts to cause to become effective within 130 days after such issue date, a registration statement with the Securities and Exchange Commission covering our Class A common stock that can be used by Citigroup Global Markets Inc., as agent for borrower, to sell up to 150 million shares that we will loan to borrower pursuant to the share lending agreement.

      If,

•	on the 18th day following the earliest date of original issuance of any of the Notes, the registration statement has not been filed with the SEC (a “filing default”); or

•	on the 130th day following the earliest date of original issuance of any of the Notes, the registration statement is not declared effective or we otherwise fail to execute the underwriting agreement required by the registration rights agreement and perform our essential material obligations thereunder (an “effectiveness default”), liquidated damages, which we refer to as the borrow facility liquidated damages, will accrue on the Notes, from and including the day following such default to but excluding the earlier of (i) the date two years following the original issue date of the Notes and (ii) the day on which the applicable default has been cured.

      Upon the occurrence and during the continuance of a filing default, we will be required to pay liquidated damages in cash to all holders of the Notes at a rate per month equal to ..25% of the accreted principal amount of their Notes, with such damages accruing daily and paid monthly. In lieu of paying any such liquidated damages in cash, we may elect that liquidated damages will be added to the accreted principal amount of the Notes at the rate of .375% per month, accreting daily and compounding monthly.

      Upon the occurrence and during the continuance of an effectiveness default, we will be required to pay liquidated damages in cash to all holders of the Notes at a rate per month equal to .25% of the accreted principal amount of the Notes for the first 60 days of such failure and .50% of the accreted principal amount of the Notes thereafter, in each case with such damages accruing daily and paid monthly. In lieu of paying any such liquidated damages in cash, we may elect that liquidated damages will be added to the principal amount of the Notes at the rate of .375% of the accreted principal amount of the Notes for the first 60 days of such failure and .75% of the accreted principal amount of the Notes thereafter, in each case accreting daily and compounding monthly.

      All borrow facility liquidated damages will be computed on the basis of a 360 day year composed of twelve 30-day months and when accrued will be paid, or added to the accreted principal amount of the Notes, monthly on the sixteenth day of each month to record holders of Notes as of the close of business on the first day of each month. Holders who convert their Notes into our Class A common stock will not be entitled to any borrow facility liquidated damages.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

      As of September 30, 2004 and December 31, 2003, our total debt was approximately $18.5 billion and $18.6 billion, respectively. A table of our other indebtedness as of September 30, 2004 is summarized below (dollars in millions):

	Actual			Start date for
	September 30, 2004			cash interest
			Semi-annual	payment on
	Face	Accreted	interest	discount	Maturity
	value	value(a)	payment dates	notes	date(b)

Charter Communications, Inc.:
5.750% convertible senior notes due 2005(c)	$588	$588	4/15 & 10/15		10/15/05
4.750% convertible senior notes due 2006(c)	156	156	12/1 & 6/1		6/1/06
Charter Holdings:
8.250% senior notes due 2007	451	451	4/1 & 10/1		4/1/07
8.625% senior notes due 2009	1,244	1,242	4/1 & 10/1		4/1/09
9.920% senior discount notes due 2011	1,108	1,108	4/1 & 10/1	10/1/04	4/1/11
10.000% senior notes due 2009	640	640	4/1 & 10/1		4/1/09
10.250% senior notes due 2010	318	318	1/15 & 7/15		1/15/10
11.750% senior discount notes due 2010	450	435	1/15 & 7/15	7/15/05	1/15/10
10.750% senior notes due 2009	874	874	4/1 & 10/1		10/1/09
11.125% senior notes due 2011	500	500	1/15 & 7/15		1/15/11
13.500% senior discount notes due 2011	675	571	1/15 & 7/15	7/15/06	1/15/11
9.625% senior notes due 2009	640	638	5/15 & 11/15		11/15/09
10.000% senior notes due 2011	710	708	5/15 & 11/15		5/15/11
11.750% senior discount notes due 2011	939	780	5/15 & 11/15	11/15/06	5/15/11
12.125% senior discount notes due 2012	330	252	1/15 & 7/15	7/15/07	1/15/12
CCH II:
10.250% senior notes due 2010	1,601	1,601	3/15 & 9/15		9/15/10
CCO Holdings:
8.750% senior notes due 2013	500	500	5/15 & 11/15		11/15/13
Charter Operating:
8% senior second lien notes due 2012	1,100	1,100	4/30 & 10/30		4/30/12
8 3/8% senior second lien notes due 2014	400	400	4/30 & 10/30		4/30/14
Renaissance:
10.000% senior discount notes due 2008	114	116	4/15 & 10/15	10/15/03	4/15/08
CC V Holdings:
11.875% senior discount notes due 2008	113	113	6/1 & 12/1	6/1/04	12/1/08
Credit Facilities
Charter Operating	5,393	5,393

	$18,844	$18,484

(a)	The accreted value presented above represents the face value of the notes less the original issue discount at the time of sale plus the accretion to the balance sheet date.

(b)	In general, the obligors have the right to redeem all of the notes set forth in the above table (except the Charter Holdings notes with terms of eight years) in whole or part at their option, beginning at various times prior to their stated maturity dates, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified redemption premium) and all accrued and unpaid interest.

(c)	The 5.75% convertible senior notes and the 4.75% convertible senior notes are convertible at the option of the holder into shares of Charter Class A common stock at a conversion rate of 46.3822 and 38.0952 shares, respectively, per $1,000 principal amount of notes, which is equivalent to a price of $21.56 and $26.25 per share, respectively, subject to certain adjustments. We intend to redeem the 5.75% convertible senior notes due 2005 with a portion of the proceeds of this offering. See “Use of Proceeds”.

      For a summary of certain material provisions and covenants of the amended and restated Charter Operating credit facilities and the public notes of our subsidiaries, you should refer to the SEC Reports incorporated by reference herein. In addition, the agreements and instruments governing each of the obligations described above are complicated and you should consult such agreements and instruments for more detailed information regarding those obligations.

DESCRIPTION OF CAPITAL STOCK AND MEMBERSHIP UNITS

General

      Our capital stock and the provisions of our restated certificate of incorporation and bylaws are as described below. These summaries are qualified by reference to the restated certificate of incorporation and the bylaws, copies of which have been filed with the Securities and Exchange Commission.

      Our authorized capital stock consists of 1.750 billion shares of Class A common stock, par value $.001 per share, 750 million shares of Class B common stock, par value $.001 per share, and 250 million shares of preferred stock, par value $.001 per share.

      Our restated certificate of incorporation and Charter Communications Holding Company, LLC’s amended and restated limited liability company agreement contain provisions that are designed to cause the number of shares of our common stock that are outstanding to equal the number of common membership units of Charter Communications Holding Company, LLC owned by Charter and to cause the value of a share of common stock to be equal to the value of a common membership unit. These provisions are meant to allow a holder of our common stock to easily understand the economic interest that such holder’s common shares represent of Charter Communications Holding Company, LLC’s business.

      In particular, provisions in our restated certificate of incorporation provide that:

(1) at all times the number of shares of our common stock outstanding will be equal to the number of Charter Communications Holding Company, LLC common membership units owned by Charter.

(2) Charter will not hold any assets other than, among other allowable assets:

•	working capital and cash held for the payment of current obligations and receivables from Charter Communications Holding Company, LLC;

•	common membership units of Charter Communications Holding Company, LLC; and

•	obligations and equity interests of Charter Communications Holding Company, LLC that correspond to obligations and equity interests issued by Charter;

(3) Charter will not borrow any money or enter into any capital lease unless Charter Communications Holding Company, LLC enters into the same arrangements with Charter so that Charter’s liability flows through to Charter Communications Holding Company, LLC.

      Provisions in Charter Communications Holding Company, LLC’s amended and restated limited liability company agreement provide that, upon the contribution by Charter of assets acquired through the issuance of common stock by Charter, Charter Communications Holding Company, LLC will issue to Charter that number of common membership units as equals the number of shares of common stock issued by Charter. In the event of the contribution by Charter of assets acquired through the issuance of indebtedness or preferred interests of Charter, Charter Communications Holding Company, LLC will issue to Charter a corresponding obligation or interest, respectively to allow Charter to pass through to Charter Communications Holding Company, LLC these liabilities or preferred interests. Such liabilities or preferred interest of Charter Communication Holding Company, LLC will be assets of Charter, in addition to the Class B common units of Charter Communications Holding Company, LLC that are held by Charter.

Common Stock

      As of September 30, 2004, there were 304,803,455 shares of Class A common stock issued and outstanding and 50,000 shares of Class B common stock issued and outstanding. If, as described below, all shares of Class B common stock convert to shares of Class A common stock as a result of dispositions by Mr. Allen and his affiliates, the holders of Class A common stock will be entitled to elect all members of the board of directors, other than any members elected separately by the holders of any preferred shares with the right to vote, of which there are currently none outstanding.

      Voting Rights. The holders of Class A common stock and Class B common stock generally have identical rights, except:

•	each Class A common shareholder is entitled to one vote per share; and

•	each Class B common shareholder is entitled to a number of votes based on the number of outstanding Class B common stock and Charter Communications Holding Company, LLC membership units exchangeable for Class B common stock. For example, Mr. Allen is entitled to ten votes for each share of Class B common stock held by him or his affiliates and ten votes for each membership unit held by him or his affiliates; and

•	the Class B common shareholders have the sole power to vote to amend or repeal the provisions of our restated certificate of incorporation relating to:

(1) the activities in which Charter may engage;

(2) the required ratio of outstanding shares of common stock to outstanding membership units owned by Charter; and

(3) the restrictions on the assets and liabilities that Charter may hold.

      The effect of the provisions described in the final bullet point is that holders of Class A common stock have no right to vote on these matters. These provisions allow Mr. Allen, for example, to amend the restated certificate of incorporation to permit Charter to engage in currently prohibited business activities without having to seek the approval of holders of Class A common stock.

      The voting rights relating to the election of Charter’s board of directors are as follows:

•	The Class B common shareholders, voting separately as a class, are entitled to elect all but one member of our board of directors.

•	Class A and Class B common shareholders, voting together as one class, are entitled to elect the remaining member of our board of directors who is not elected by the Class B common shareholders.

•	Class A common shareholders and Class B common shareholders are not entitled to cumulate their votes in the election of directors.

•	In addition, Charter may issue one or more series of preferred stock that entitle the holders of such preferred stock to elect directors.

      Other than the election of directors and any matters where Delaware law or Charter’s restated certificate of incorporation or bylaws requires otherwise, all matters to be voted on by shareholders must be approved by a majority of the votes cast by the holders of shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock.

      Amendments to Charter’s restated certificate of incorporation that would adversely alter or change the powers, preferences or special rights of the Class A common stock or the Class B common stock must be approved by a majority of the votes entitled to be cast by the holders of the outstanding shares of the affected class, voting as a separate class. In addition, the following actions by Charter must be approved by the affirmative vote of the holders of at least a majority of the voting power of the outstanding Class B common stock, voting as a separate class:

•	the issuance of any Class B common stock other than to Mr. Allen and his affiliates and other than pursuant to specified stock splits and dividends;

•	the issuance of any stock other than Class A common stock (and other than Class B common stock as described above); and

•	the amendment, modification or repeal of any provision of its restated certificate of incorporation relating to capital stock or the removal of directors.

      Charter will lose its rights to manage the business of Charter Communications Holding Company, LLC and Charter Investment, Inc. will become the sole manager of Charter Communications Holding Company, LLC if at any time a court holds that the holders of the Class B common stock no longer:

•	have the number of votes per share of Class B common stock described above;

•	have the right to elect, voting separately as a class, all but one member of Charter’s board of directors, except for any directors elected separately by the holders of preferred stock; or

•	have the right to vote as a separate class on matters that adversely affect the Class B common stock with respect to:

(1) the issuance of equity securities of Charter other than the Class A common stock; or

(2) the voting power of the Class B common stock.

      These provisions are contained in the amended and restated limited liability company agreement of Charter Communications Holding Company, LLC. The Class B common stock could lose these rights if a holder of Class A common stock successfully challenges in a court proceeding the voting rights of the Class B common stock. In any of these circumstances, Charter would also lose its 100% voting control of Charter Communications Holding Company, LLC as provided in Charter Communications Holding Company, LLC’s amended and restated limited liability company agreement. These provisions exist to assure Mr. Allen that he will be able to control Charter Communications Holding Company, LLC in the event he was no longer able to control Charter through his ownership of Class B common stock. These events could have a material adverse impact on our business and the market price of the Class A common stock and the Notes. See “Risk Factors — Risks Related to Our Business.”

      Dividends. Holders of Class A common stock and Class B common stock will share ratably (based on the number of shares of common stock held) in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A common stock and Class B common stock may be paid only as follows:

•	shares of Class A common stock may be paid only to holders of Class A common stock;

•	shares of Class B common stock may be paid only to holders of Class B common stock; and

•	the number of shares of each class of common stock payable per share of such class of common stock shall be equal in number.

      Our restated certificate of incorporation provides that we may not pay a stock dividend unless the number of outstanding Charter Communications Holding Company, LLC common membership units are adjusted accordingly. This provision is designed to maintain the equal value between shares of common stock and membership units and the one-to-one exchange ratio.

      Conversion of Class B Common Stock. Each share of outstanding Class B common stock will automatically convert into one share of Class A common stock if, at any time, Mr. Allen or any of his affiliates sells any shares of common stock of Charter or membership units of Charter Communications Holding Company, LLC and as a result of such sale, Mr. Allen and his affiliates no longer own directly and indirectly common stock and other equity interests in Charter and membership units in Charter Communications Holding Company, LLC that in total represent at least:

•	20% of the sum of the values, calculated as of November 12, 1999, of the shares of Class B common stock directly or indirectly owned by Mr. Allen and his affiliates and the shares of Class B common stock for which outstanding Charter Communications Holding Company, LLC member-

ship units directly or indirectly owned by Mr. Allen and his affiliates were exchangeable on that date, and

•	5% of the sum of the values, calculated as of the measuring date, of shares of outstanding common stock and other equity interests in Charter and the shares of Charter common stock for which outstanding Charter Communications Holding Company, LLC membership units are exchangeable on such date.

      These provisions exist to assure that Mr. Allen will no longer be able to control Charter if after sales of his equity interests he owns an insignificant economic interest in our business. The conversion of all Class B common stock in accordance with these provisions would not trigger Charter Communications Holding Company, LLC’s limited liability company agreement provisions described above whereby Charter would lose its management rights and special voting rights relating to Charter Communications Holding Company, LLC in the event of an adverse determination of a court affecting the rights of the Class B common stock.

      Each holder of a share of Class B common stock has the right to convert such share into one share of Class A common stock at any time on a one-for-one basis. If a Class B common shareholder transfers any shares of Class B common stock to a person other than an authorized Class B common shareholder, these shares of Class B common stock will automatically convert into shares of Class A common stock. Authorized Class B common shareholders are Paul G. Allen entities controlled by Mr. Allen, Mr. Allen’s estate, any organization qualified under Section 501(c)(3) of the Internal Revenue Code that is Mr. Allen’s beneficiary upon his death and certain trusts established by or for the benefit of Mr. Allen. In this context “controlled” means the ownership of more than 50% of the voting power and economic interest of an entity and “transfer” means the transfer of record or beneficial ownership of any such share of Class B common stock.

      Other Rights. Shares of Class A common stock will be treated equally in the event of any merger or consolidation of Charter so that:

•	each class of common shareholders will receive per share the same kind and amount of capital stock, securities, cash and/or other property received by any other class of common shareholders, provided that any shares of capital stock so received may differ in a manner similar to the manner in which the shares of Class A common stock and Class B common stock differ; or

•	each class of common shareholders, to the extent they receive a different kind (other than as described above) or different amount of capital stock, securities, cash and/or other property than that received by any other class of common shareholders, will receive for each share of common stock they hold, stock, securities, cash and/or either property having a value substantially equivalent to that received by such other class of common shareholders.

      Upon Charter’s liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to preferred shareholders, if any, all common shareholders, regardless of class, are entitled to share ratably in any assets and funds available for distribution to common shareholders.

      No shares of any class of common stock are subject to redemption or have preemptive right to purchase additional shares of common stock.

Preferred Stock

      Charter’s board of directors is authorized, subject to the approval of the holders of the Class B common stock, to issue from time to time up to a total of 250 million shares of preferred stock in one or more series and to fix the numbers, powers, designations, preferences, and any special rights of the shares of each such series thereof, including:

•	dividend rights and rates;

•	conversion rights;

•	voting rights;

•	terms of redemption (including any sinking fund provisions) and redemption price or prices;

•	liquidation preferences; and

•	the number of shares constituting and the designation of such series.

      Pursuant to their authority the board of directors has designated 1 million of the above-described 250 million shares as Series A Convertible Redeemable Preferred Stock (“Series A Preferred Stock”). Holders of the Series A Preferred Stock have no voting rights but are entitled to receive cumulative cash dividends at an annual rate of 5.75%, payable quarterly. If for any reason Charter fails to pay the dividends on the Series A Preferred Stock on a timely basis, the dividend rate on each share increases to an annual rate of 7.75% until the payment is made. The Series A Preferred Stock is redeemable by Charter at its option on or after August 31, 2004 and must be redeemed by Charter at any time upon a change of control, or if not previously redeemed or converted, on August 31, 2008. The Series A Preferred Stock is convertible, in whole or in part, at the option of the holders on or before August 31, 2008, into shares of common stock at an initial conversion rate equal to a conversion price of $24.71 per share of common stock, subject to certain customary adjustments. The redemption price per share of Series A Preferred Stock is the liquidation preference of $100, subject to certain customary adjustments. At September 30, 2003, there were 545,259 shares of Series A Preferred Stock outstanding, with an aggregate liquidation preference of approximately $54.5 million. These shares are convertible into approximately 2.2 million shares of Class A common stock.

      Charter has no present plans to issue any other shares of preferred stock.

Options

      As of September 30, 2004, options to purchase a total of 2,863,779 membership units in Charter Communications Holding Company, LLC were outstanding pursuant to the 1999 Charter Communications Option Plan, and options to purchase a total of 25,349,630 shares of Class A common stock were outstanding pursuant to Charter’s 2001 Stock Incentive Plan. Of these options, 10,332,398 have vested. The membership units received upon exercise of any of the options under the 1999 Charter Communications Option Plan are automatically exchanged for shares of our Class A common stock on a one-for-one basis. In addition, a portion of the unvested options will vest each month. There are also additional options outstanding to purchase an aggregate of 289,268 shares of Class A common stock, which were issued to a consultant outside of the plan.

Other Convertible Notes

      At September 30, 2004, Charter had outstanding approximately $588 million principal amount of its 5.75% senior convertible notes due 2005, which are convertible (at approximately $21.56 per share) into a total of approximately 27.3 million shares of Class A common stock. At September 30, 2004, Charter had outstanding approximately $156 million principal amount of its 4.75% senior convertible notes due 2006, which are convertible (at approximately $26.25 per share) into a total of approximately 5.9 million shares of Class A common stock. Charter has agreed to retire a portion of these notes with of the proceeds of this offering. See “Use of Proceeds.”

Anti-takeover Effects of Provisions of Charter’s Restated Certificate of Incorporation and Bylaws

      Provisions of Charter’s restated certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

      Special Meeting of Shareholders. Our bylaws provide that, subject to the rights of holders of any series of preferred stock, special meetings of our shareholders may be called only by the chairman of our board of directors, our chief executive officer or a majority of our board of directors.

      Advance Notice Requirements For Shareholder Proposals And Director Nominations. Our bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely prior written notice of their proposals. To be timely, a shareholder’s notice must be received at our principal executive offices not less than 45 days nor more than 70 days prior to the first anniversary of the date on which we first mailed our proxy statement for the prior year’s annual meeting. If, however, the date of the annual meeting is more than 30 days before or after the anniversary date of the prior year’s annual meeting, notice by the shareholder must be received not less than 90 days prior to the annual meeting or by the 10th day following the public announcement of the date of the meeting, whichever occurs later, and not more than 120 days prior to the annual meeting. Our bylaws specify requirements as to the form and content of a shareholder’s notice. These provisions may limit shareholders in bringing matters before an annual meeting of shareholders or in making nominations for directors at an annual meeting of shareholders.

      Authorized But Unissued Shares. The authorized but unissued shares of Class A common stock are available for future issuance without shareholder approval and, subject to approval by the holders of the Class B common stock, the authorized but unissued shares of Class B common stock and preferred stock are available for future issuance. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Membership Units of Charter Communications Holding Company

      The Charter Communications Holding Company, LLC limited liability company agreement provides for three separate classes of common membership units designed Class A, Class B and Class C and one class of preferred membership units designated Class A. As of September 30, 2004, there were 643,985,486 Charter Communications Holding Company, LLC common membership units issued and outstanding, 304,853,455 of which were held by Charter.

      Class A Common Membership Units. As of September 30, 2004, there were a total of 324,300,479 issued and outstanding Class A common membership units, consisting of 217,585,246 units owned by Charter Investment, Inc. and 106,715,233 units owned by Vulcan Cable III Inc.

      Class B Common Membership Units. As of September 30, 2004, there were a total of 304,853,455 issued and outstanding Class B common membership units, all of which are owned by Charter.

      Class C Common Membership Units. As of September 30, 2004, there were a total of 14,831,552 issued and outstanding Class C common membership units, consisting of 5,233,612 units owned by Charter Investment, Inc. and 9,597,940 units owned by Vulcan Cable III, Inc.

      In addition, Charter Investment, Inc., an affiliate of Mr. Allen owns 24,273,943 units of CC VIII, LLC membership units. An issue has arisen regarding the ultimate ownership of such CC VIII, LLC membership interests following Mr. Allen’s acquisition of those interests on June 6, 2003. See “Risk Factors — Risks Related to Our Business — Our dispute with Paul G. Allen concerning the ownership of an interest in CC VIII, LLC could adversely impact our ability to repay our debt, the value of our common stock and our ability to obtain future financing.”

      Convertible Preferred Membership Units. As of September 30, 2004, there were a total of 545,259 issued and outstanding convertible preferred membership units. These units are owned by Charter and mirror the terms of Charter’s Series A Preferred Stock.

      Any matter requiring a vote of the members of Charter Communications Holding Company, LLC requires the affirmative vote of a majority of the Class B common membership units. Charter owns all Class B common membership units and therefore controls Charter Communications Holding Company, LLC. Because Mr. Allen owns high vote Class B common stock of Charter that entitles him to approximately 93% of the voting power of the outstanding common stock of Charter, Mr. Allen controls us and through us has voting control of Charter Communications Holding Company, LLC.

      The net cash proceeds that Charter receives from any issuance of shares of common stock will be immediately transferred to Charter Communications Holding Company, LLC in exchange for membership units equal in number to the number of shares of common stock issued by Charter.

      The net cash proceeds that Charter receives from any issuance of shares of common stock will be immediately transferred to Charter Communications Holding Company, LLC in exchange for membership units equal in number to the number of shares of common stock issued by Charter.

Exchange Agreement

      Charter is a party to an agreement permitting Vulcan Cable III Inc., Charter Investment, Inc. and any other affiliate of Mr. Allen to exchange at any time on a one-for-one basis any or all of their Charter Holdco common membership units for shares of Class B common stock. This exchange may occur directly or, at the election of the exchanging holder, indirectly through a tax-free reorganization such as a share exchange or a statutory merger of any Allen-controlled entity with and into Charter or a wholly owned subsidiary of Charter. In the case of an exchange in connection with a tax-free share exchange or a statutory merger, shares of Class A common stock held by Mr. Allen or the Allen-controlled entity will also be exchanged for Class B common stock. Mr. Allen currently owns shares of Class A common stock as a result of the exercise of put rights granted to sellers in the Falcon acquisition and the Rifkin acquisition.

      Charter Holdco common membership units are exchangeable at any time for shares of our Class A common stock or, in the case of Mr. Allen and his affiliates. Class B common stock which is then convertible into shares of Class A common stock. The exchange agreement and the Charter Communications Option Plan state that common membership units are exchangeable for shares of common stock at a value equal to the fair market value of the common membership units. The exchange ratio of common membership units to shares of Class A common stock will be one to one because Charter and Charter Holdco have been structured so that the fair market value of a share of the Class A common stock equals the fair market value of a common membership unit owned by Charter.

      Our organizational documents achieve this result by:

•	limiting the assets and liabilities that Charter may hold; and

•	requiring the number of shares of our common stock outstanding at any time to equal the number of common membership units owned by Charter.

      If we fail to comply with these provisions or they are changed, the exchange ratio may vary from one to one and will then be based on a pre-determined formula contained in the exchange agreements and the 1999 Charter Communications Option Plan. This formula will be based on the then current relative fair market values of common membership units and common stock.

Special Tax Allocation Provisions.

      Charter Communications Holding Company, LLC’s amended and restated limited liability company agreement contains a number of provisions affecting allocation of net tax losses and net tax profits to its members. In some situations, these provisions could result in Charter having to pay income taxes in an amount that is more or less than it would have had to pay if these provisions did not exist. For additional information see the discussion of these provisions in our Form 10-K for the year ended December 31, 2003.

Other Material Terms of the Amended and Restated Limited Company Agreement of Charter Communications Holding Company, LLC

      General. Charter Communications Holding Company, LLC’s amended and restated limited liability company agreement contains provisions that permit each member (and its officers, directors, agents, shareholders, members, partners or affiliates) to engage in businesses that may compete with the businesses of Charter Communications Holding Company, LLC or any subsidiary. However, the directors of Charter, including Mr. Allen, are subject to fiduciary duties under Delaware corporate law that generally require them to present business opportunities in the cable transmission business to Charter.

      The amended and restated limited liability company agreement restricts the business activities that Charter Communications Holding Company, LLC may engage in.

      Transfer Restrictions. The amended and restated limited liability company agreement restricts the ability of each member to transfer its membership interest unless specified conditions have been met. These conditions include:

•	the transfer will not result in the loss of any license or regulatory approval or exemption that has been obtained by Charter Communications Holding Company, LLC and is materially useful in its business as then conducted or proposed to be conducted;

•	the transfer will not result in a material and adverse limitation or restriction on the operations of Charter Communications Holding Company, LLC and its subsidiaries taken as a whole;

•	the proposed transferee agrees in writing to be bound by the limited liability company agreement; and

•	except for a limited number of permitted transfers under the limited liability company agreement, the transfer has been approved by the manager in its sole discretion.

      Amendments to the Limited Liability Company Agreement. Any amendment to the limited liability company agreement generally may be adopted only upon the approval of a majority of the Class B common membership units. The agreement may not be amended in a manner that adversely affects the rights of any class of common membership units without the consent of holders holding a majority of the membership units of that class.

Registration Rights

      Holders of Class B Common Stock. Charter, Mr. Allen, Charter Investment, Inc. and Vulcan Cable III Inc., are parties to a registration rights agreement. The agreement gives Mr. Allen and his affiliates the right to cause us to register the shares of Class A common stock issued to them upon conversion of any shares of Class B common stock that they may hold.

      This registration rights agreement provides that each eligible holder is entitled to unlimited “piggyback” registration rights permitting them to include their shares of Class A common stock in registration statements filed by us. These holders may also exercise their demand rights causing us, subject to specified limitations, to register their Class A shares, provided that the amount of shares subject to each demand has a market value at least equal to $50 million or, if the market value is less than $50 million, all of the Class A shares of the holders participating in the offering are included in such registration. We are obligated to pay the costs associated with all such registrations.

      Holders may elect to have their shares registered pursuant to a shelf registration statement if at the time of the election, Charter is eligible to file a registration statement on Form S-3 and the amount of shares to be registered has a market value equal to at least $100.0 million on the date of the election.

      All shares of Class A common stock issuable to the registration rights holders in exchange for Charter Communications Holding Company, LLC membership units and upon conversion of outstanding Class B common stock and conversion of Class B common stock issuable to the registration rights holders upon exchange of Charter Communications Holding Company, LLC membership units are subject to the registration rights described above.

Transfer Agent and Registrar

      The transfer agent and registrar for our Class A common stock is Mellon Investor Services, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

      As of September 30, 2004, we had 304,803,455 shares of Class A common stock issued and outstanding, all of which are eligible for immediate resale (subject to limitations of Rule 144 in the case of shares held by affiliates).

      As of September 30, 2004, the following additional shares of Class A common stock are or will be issuable after giving effect to this offering and the anticipated application of net proceeds to redeem our 5.75% convertible senior notes due 2005:

•	339,132,031 shares of Class A common stock will be issuable upon conversion of Class B common stock issuable upon exchange of Charter Communications Holding Company, LLC membership units held by Vulcan Cable III Inc. and Charter Investment, Inc. These membership units are exchangeable for shares of Class B common stock on a one-for-one basis. Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis.

•	24,273,943 shares of Class A common stock may be issuable upon the exchange of Charter Communications Holding Company, LLC membership units potentially issuable in exchange for CC VIII, LLC membership units held by an affiliate of Mr. Allen. An issue has arisen regarding the ultimate ownership of such CC VIII, LLC membership interests following Mr. Allen’s acquisition of those interests on June 6, 2003. See “Risk Factors — Risks Related to Our Business — Our dispute with Paul G. Allen concerning the ownership of an interest in CC VIII, LLC could adversely impact our ability to repay our debt, the value of our common stock and our ability to obtain future financing.”

•	50,000 shares of Class A common stock will be issuable upon conversion of outstanding Class B common stock on a one-for-one basis.

•	Up to 90,000,000 shares of Class A common stock (or units exchangeable for Class A common stock) are authorized for issuance pursuant to Charter’s 2001 Stock Incentive Plan and 1999 Charter Communications Option Plan. At September 30, 2004, 903,970 shares had been issued under the plans upon exercise of options, 160,645 shares had been issued upon vesting of restricted stock grants, and 2,104,978 shares are subject to future vesting under restricted stock agreements. Of the remaining 86,830,407 shares covered by the plans, as of September 30, 2004, 28,213,409 were subject to outstanding options (34% of which were vested) and 58,616,998 remain eligible for future grant. Of the 58,616,998 shares remaining there are 6,663,600 performance units granted under Charter’s long-term incentive program as of September 30, 2004, which will be issued on the third anniversary of the date of grant conditional upon Charter’s performance against financial targets approved by the board of directors at the time of the awards.

•	An aggregate of 8,145,909 shares of Class A common stock would be issuable upon conversion of our remaining convertible notes due 2006 and convertible preferred stock.

•	309,917,325 shares of Class A common stock are expected to be issuable upon conversion of the Notes (356,404,924 shares if the initial purchasers’ over-allotment option is exercised in full).

•	Up to 150,000,000 shares of Class A common stock are expected to be issued pursuant to the arrangements described in “Registered Borrow Facility.”

•	Upon consummation of the settlement of our outstanding class action lawsuits as more fully described in our Quarterly Report on Form 10-Q for the three months ended September 30, 2004, an as yet undetermined number of shares will issued to the claimants and carriers (having an aggregate value of $45 million, as determined by the applicable formula), together with warrants to purchase an additional undetermined number of shares (which warrants will have a value of $40 million, as determined by the applicable formula).

      All of the shares of Class A common stock issuable upon exchange of Charter Communications Holding Company, LLC membership units and upon conversion of shares of our Class B common stock are subject to demand and piggyback registration rights.

      All of the shares of Class A common stock issuable upon conversion of outstanding convertible notes (excluding the Notes) and convertible preferred stock would be eligible for immediate resale. Shares issuable upon conversion of the Notes are expected to be eligible for resale pursuant to a resale shelf registration statement as described in the “Description of Notes — Resale Registration Rights.” The shares we expect to issue in connection with the registered borrow facility would be eligible for resale immediately upon issuance and sale under the registration statement relating to those shares as described in “Registered Borrow Facility.” All of the shares issuable to claimants pursuant to the settlements will be eligible for immediate resale and, upon filing of an anticipated shelf registration statement for the issuance of warrant shares, all of the shares issuable upon exercise of the warrants will also be eligible for immediate resale.

      A registration statement on Form S-8 covering the Class A common stock issuable pursuant to the exercise of options under the 1999 Charter Communications Option Plan was filed with the Securities and Exchange Commission in May 2000 and registration statements on Form S-8 covering shares issuable under the 2001 Stock Incentive Plan were filed in May 2001 and November 2003. The shares of Class A common stock covered by the Form S-8 registration statements generally may be resold in the public market without restriction or limitation, except in the case of our affiliates who generally may only resell such shares in accordance with the provisions of Rule 144 of the Securities Act of 1933.

      The sale of a substantial number of shares of Class A common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A common stock. In addition, any such sale or perception could make it more difficult for us to sell equity securities or equity related securities in the future at a time and price that we deem appropriate.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the Notes and our common stock into which the Notes may be converted. This discussion applies only to Notes that are:

•	purchased by initial holders at the “issue price” (as defined below); and

•	held as capital assets.

      This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding the Notes as part of a “straddle,” “hedge,” “conversion” or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•	persons subject to the alternative minimum tax.

      This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this offering memorandum may affect the tax consequences described herein, possibly with retroactive effect. Persons considering the purchase of Notes are strongly urged to consult with their tax advisors regarding all aspects of the United States federal income tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Notes

      We believe that the Notes will be treated as indebtedness subject to the special Treasury regulations governing contingent payment debt instruments (the “contingent debt regulations”). Such regulations generally apply to debt instruments that provide for one or more payments that are contingent in timing or amount, if the likelihood of such payment being made is not “remote” and the amount of such payment is not “incidental.” While it is unclear whether in fact any of the alternative payments on the Notes are remote, we intend to take position that the potential receipt of the Early Conversion Make Whole Amount may be a contingency that is not “remote” or “incidental” within the meaning of the contingent debt regulations. Accordingly, while the correct treatment of the Notes is uncertain, we intend to treat the Notes as debt instruments subject to the contingent debt regulations because of the potential receipt of the Early Conversion Make Whole Amount. Moreover, under the indenture governing the Notes, we will agree, and by acceptance of a beneficial interest in a Note each holder of a Note will be deemed to have agreed (in the absence of an administrative pronouncement or judicial ruling to the contrary), for U.S. federal income tax purposes, to treat the Notes as debt instruments that are subject to the contingent debt regulations and to be bound by our application of the contingent debt regulations to the Notes, including our determination of the rate at which interest will be deemed to accrue on the Notes and the related “projected payment schedule” determined by us as described below, and our treatment of the fair market value of any common stock received upon conversion of a Note as a contingent payment.

      We do not intend to seek a ruling from the Internal Revenue Service (“IRS”) with respect to the U.S. federal income tax consequences discussed below. Due to the absence of authorities that directly address the proper characterization of the Notes and the application of the contingent payment regulations to the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the Notes as indebtedness or the tax consequences described herein. Holders should be aware that a different treatment from that described below could affect the amount, timing, source and character of income, gain or loss with respect to an investment in the Notes. For example, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of a Note into common stock, and might recognize capital gain or loss upon a taxable disposition of a Note.

      The remainder of this discussion assumes that the Notes are treated as indebtedness subject to the contingent debt regulations.

Tax Consequences to U.S. Holders

      As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate the income of which is subject to United States federal income taxation regardless of its source or a trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or that was in existence on, August 20, 1996, was treated as a United States person under the Code on that date and has made a valid election to be treated as a United States person under the Code.

Interest Accruals on the Notes

      Pursuant to the contingent debt regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes on a constant-yield basis, based on a comparable yield to maturity as described below, regardless of whether such holders use the cash or accrual method of tax accounting. As such, U.S. Holders generally will be required to include interest in income each year in excess of any stated interest payments actually received in that year.

      The contingent debt regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

•	the product of (a) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period and (b) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

      The “issue price” of the Notes is the first price at which a substantial amount of the Notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The “adjusted issue price” of a Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments (in accordance with the projected payment schedule described below) previously made with respect to the Notes.

      The term “comparable yield” as used in the contingent debt regulations means the annual yield we would pay, as of the issue date, on a fixed-rate, nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the Notes. We have determined that the comparable yield for the Notes is 15%, compounded semi-annually. The precise manner of calculating the comparable yield is not entirely clear. If our determination of the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield determined by us.

      The contingent debt regulations require that we provide to U.S. Holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments (which we refer to as “projected payments”) on the Notes. This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes an estimate for a payment at maturity taking into account the conversion feature. In this regard, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment. U.S. Holders also may obtain the projected payment schedule by submitting a written request for such information to us at: Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Attention: Senior Vice President, Investor Relations.

      The comparable yield and the projected payment schedule are not used for any purpose other than to determine a holder’s interest accruals and adjustments thereto in respect of the Notes for U.S. federal income tax purposes. They do not constitute a projection or representation by us regarding the actual amounts that will be paid on the Notes, or the value at any time of the common stock into which the Notes may be converted. For U.S. federal income tax purposes, a U.S. Holder is required under the contingent debt regulations to use the comparable yield and the projected payment schedule established by us in determining interest accruals and adjustments in respect of a Note, unless such U.S. Holder timely discloses and justifies the use of a different comparable yield and projected payment schedule to the IRS.

Adjustments to Interest Accruals on the Notes

      If, during any taxable year, a U.S. Holder of Notes receives actual payments with respect to such Notes that, in the aggregate, exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. The U.S. Holder will treat a net positive adjustment as additional interest income in that taxable year.

      If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that, in the aggregate, are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce the U.S. Holder’s interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

      A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on a sale, exchange, conversion, redemption or repurchase of the Notes.

Sale, Exchange, Conversion, Redemption or Repurchase of Notes

      Generally the sale, exchange, conversion, redemption or repurchase of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a sale, exchange, conversion, redemption or repurchase of a Note will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any common stock received, and (b) the U.S. Holder’s adjusted tax basis in the Note.

      A U.S. Holder’s adjusted tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments that previously have been scheduled to be made in respect of the Notes (without regard to the actual amount paid).

      Gain recognized by a U.S. Holder upon a sale, exchange, conversion, redemption or repurchase of a Note generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of the excess of previous interest inclusions over the total net negative adjustments previously taken into account as ordinary losses in respect of the Note, and thereafter capital loss (which will be long-term if the Note is held for more than one year). The deductibility of capital losses is subject to limitations. A U.S. Holder who sells the Notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

      A U.S. Holder’s tax basis in common stock received upon a conversion of a Note will equal the then current fair market value of such common stock. The U.S. Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

      If at any time we were to make a distribution of cash or property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the Notes, the conversion rate of the Notes were increased, such increase may be deemed to be the payment of a taxable dividend to holders of the Notes to the extent of our current and accumulated earnings and profits, notwithstanding the fact that the holders do not receive a cash payment.

      If the conversion rate is increased at our discretion or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to holders, notwithstanding the fact that the holders do not receive a cash payment. In certain circumstances the failure to make an adjustment of the conversion rate under the indenture may result in a taxable distribution to holders of our common stock.

      Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the tax rules applicable to corporate distributions, but may not be eligible for the reduced rates of tax applicable to certain dividends paid to individual holders or the dividends-received deduction applicable to certain dividends paid to corporate holders.

      Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will not be a taxable constructive dividend.

Taxation of Distributions on Common Stock

      Distributions paid on our common stock received upon a conversion of a Note, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the U.S. Holder and taxable as ordinary income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s basis in the common stock. Any remaining excess will be treated as a capital gain. Dividends received by non-corporate U.S. Holders in tax years prior to 2009 will be eligible to be taxed at reduced rates if the holder meets certain holding period and other applicable requirements. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements.

Sale or Other Disposition of Common Stock

      Gain or loss realized by a U.S. Holder on the sale or other disposition of our common stock received upon a conversion of a note will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the U.S. Holder held the common stock for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the common stock disposed of and the amount realized on the disposition. A U.S. Holder who sells the stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

Tax Consequences to Non-U.S. Holders

      As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

      Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and foreign tax consequences that may be relevant to them.

Payments on the Notes

      Generally, all payments on the Notes made to a Non-U.S. Holder, including a payment in our common stock or cash pursuant to a conversion, exchange, redemption or retirement of a Note and any gain realized on a sale of the Notes, will be exempt from United States federal withholding tax, provided that:

1. in the case of gain realized on the sale, exchange, conversion, redemption or repurchase of the Notes, we are not, and have not been within the shorter of the five-year period preceding such sale, conversion, exchange, redemption or retirement and the period during which the Non-U.S. Holder held the Notes, a U.S. real property holding corporation; and

2. (a) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest and the certification requirement described below has been fulfilled with respect to the Non-U.S. Holder; or

(b) such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

      If, contrary to our expectations, the Notes were not treated as indebtedness, any of the payments thereon could be subject to United States federal withholding tax despite a Non-U.S. Holder’s compliance with all of the requirements enumerated above in clauses 1 and 2.

      We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

      The certification requirement referred to above will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8BEN, under penalties of perjury, that is not a U.S. person and provides its name and address.

      If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if the payments on the Notes are effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a U.S. Holder (see “— Tax Consequences to U.S. Holders” above), except that the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-U.S. Holders should consult their own tax advisors with respect to other tax consequences of the ownership of the Notes, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-U.S. Holders.

Constructive Dividends

      If a Non-U.S. Holder were deemed to have received a constructive dividend (see “— Tax Consequences to U.S. Holders — Constructive Dividends” above), the Non-U.S. Holder generally will be subject to withholding tax at a 30% rate, subject to reduction by an applicable tax treaty, on the taxable amount of the dividend. To claim the benefit of a tax treaty, a Non-U.S. Holder must comply with all certification requirements necessary to qualify for treaty benefits. In the case of any constructive dividend it is possible that the U.S. federal tax on this constructive dividend would be withheld from interest, shares of your common stock or sales proceeds subsequently paid or credited to a Non-U.S. Holder. A Non-U.S. Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Common Stock

      Dividends paid to a Non-U.S. Holder of common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-U.S. Holder who is subject to withholding tax under such circumstances should consult its tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

      If a Non-U.S. Holder of a common stock is engaged in a trade or business in the United States, and if the dividends (or constructive dividends) are effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a U.S. Holder (see “— Tax Consequences to U.S. Holders” above), except that the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-U.S. Holders should consult their own tax advisors with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-U.S. Holders.

      A Non-U.S. Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of common stock received upon a conversion of a Note, unless:

•	the gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States;

•	in the case of a Non-U.S. Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation at any time within the shorter of the five year period preceding such sale, exchange or disposition and the period the Non-U.S. Holder held the common stock. We believe that we were not, are not, and do not anticipate becoming, a U.S. real property holding corporation.

Backup Withholding Tax and Information Reporting

      Information returns may be filed with the IRS in connection with payments on the Notes, common stock and the proceeds from a sale or other disposition of the Notes or common stock. A U.S. Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-U.S. Holder may be subject to United States backup withholding tax on these payments unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required to claim the exemption from withholding tax on certain payments on the Notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the Holder’s U.S. federal income tax liability and may entitle the Holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

      Citigroup Global Markets Inc. is acting as sole bookrunning manager of the offering, and, together with Morgan Stanley & Co. Incorporated, are acting as representatives of the initial purchasers named below. Subject to the terms and conditions stated in the purchase agreement dated the date of this offering memorandum, each initial purchaser named below has agreed to purchase, and we have agreed to sell to that initial purchaser, the original principal amount of the Notes set forth opposite the initial purchaser’s name.

Original
Principal
Initial Purchaser	Amount

Citigroup Global Markets Inc.	$600,000,000
Morgan Stanley & Co. Incorporated	112,500,000
BNP Paribas Securities Corp.	7,500,000
Calyon Securities (USA) Inc.	7,500,000
ABN AMRO Rothschild LLC	3,750,000
BNY Capital Markets, Inc.	3,750,000
Harris Nesbitt Corp.	3,750,000
Rabo Securities USA, Inc.	3,750,000
RBC Capital Markets Corporation	3,750,000
Scotia Capital (USA) Inc.	3,750,000

Total	$750,000,000

      The purchase agreement provides that the obligations of the initial purchasers to purchase the Notes are subject to approval of legal matters by counsel and to other conditions. The initial purchasers must purchase all the Notes if they purchase any of the Notes.

      We have been advised that the initial purchasers propose to resell the Notes at the offering price set forth on the cover page of this offering memorandum to qualified institutional buyers (as defined in Rule 144A) in reliance on Rule 144A. See “Notice to Investors.” The price at which the Notes are offered may be changed at any time without notice.

      The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws. See “Notice to Investors.”

      We have granted to the initial purchasers an option to purchase, within a 13-day period beginning on the date of original issuance of the Notes, up to an additional $112,500,000 aggregate original principal amount of Notes, solely to cover over-allotments, at the offering price less the initial purchasers’ discount.

      Subject to certain exceptions, we and certain of our directors, executive officers, and significant stockholders have agreed that, for a period of 90 days from the date of this offering memorandum, we will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, hedge or announce the offering of, any shares of our capital stock or any securities convertible into or exchangeable for our capital stock.

      The Notes will constitute a new class of securities with no established trading market. We do not intend to list the Notes on any national securities exchange. The Notes are expected to be eligible for trading in the Portal Market, the National Association of Securities Dealers’ screen-based automated market for trading of securities eligible for resale under Rule 144A. However, we cannot assure you that the prices at which the Notes will sell in the market after this offering will not be lower than the initial offering price or that an active trading market for the Notes will develop and continue after this offering. The initial purchasers have advised us that they currently intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market-making activities with respect to the

Notes at any time without notice. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of any shelf registration statement. See “Description of Notes — Resale Registration Rights.” Accordingly, we cannot assure you as to the liquidity of the trading market for the Notes.

      In connection with the offering, the initial purchasers may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves sales of Notes in excess of the principal amount of Notes to be purchased by the initial purchasers in this offering, which creates a short position for the initial purchasers. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these transactions may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The initial purchasers may conduct these transactions in the over-the-counter market or otherwise. If the initial purchasers commence any of these transactions, they may discontinue them at any time.

      The initial purchasers have performed investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. Affiliates of each of the initial purchasers serve in various administrative and lending capacities in connection with certain of our subsidiaries’ credit facilities or hold notes of certain of our affiliates. The initial purchasers may, from time to time, engage in transactions with, and perform services for us and our affiliates in the ordinary course of their business.

      We have agreed to indemnify the initial purchasers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the initial purchasers may be required to make because of any of those liabilities.

NOTICE TO INVESTORS

      We have not registered the Notes under the Securities Act of 1933. We are not offering or selling the Notes within the U.S. or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction exempt from, the registration requirements of the Securities Act of 1933. Accordingly, we are offering and selling the Notes only to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act of 1933, in compliance with Rule 144A under the Securities Act of 1933.

      Each purchaser of Notes that is purchasing in a sale made in reliance on Rule 144A will be deemed to have represented and agreed as follows:

(a) It understands and acknowledges that:

•	we have not registered the Notes under the Securities Act of 1933 or any other applicable securities law;

•	we are offering the Notes for resale in transactions not requiring registration under the Securities Act of 1933 or any other securities laws, including sales pursuant to Rule 144A under the Securities Act of 1933; and

•	no person may offer, sell or otherwise transfer the Notes except in compliance with the registration requirements of the Securities Act of 1933 or any other applicable securities law, pursuant to an exemption therefrom, or in a transaction not subject thereto, and in each case in compliance with the conditions for transfer set forth in paragraph (d) below.

(b) It is not one of our “affiliates,” as defined in Rule 144A under the Securities Act of 1933, nor is it acting on our behalf, and it is a qualified institutional buyer and is aware that any sale of Notes to it will be made in reliance on Rule 144A and such acquisition will be for its own account or for an account over which it exercises sole investment discretion of another qualified institutional buyer.

(c) It acknowledges that neither we, the initial purchasers nor any person representing us or the initial purchasers have made any representation to it with respect to us or the offering or sale of any Notes, other than the information contained in this offering memorandum, which has been delivered to it and upon which it is relying in making its investment decision with respect to the Notes. It has had access to such financial and other information concerning us and the Notes as it has deemed necessary in connection with its decision to purchase any of the Notes, including an opportunity to ask questions of, and request information from, us and the initial purchasers. It acknowledges that the initial purchasers have not made any representation or warranty as to the accuracy or completeness of any information provided, including the information contained in this offering memorandum.

(d) It is purchasing the Notes for its own account, or for one or more investor accounts for which it is acting as a fiduciary or agent, for investment, and not with a view to, or for offer or sale in connection with, any distribution of the Notes in violation of the Securities Act of 1933, subject to any requirement of law that the disposition of its property or the property of such investor account or accounts be at all times within its or their control and subject to its or their ability to resell Notes pursuant to Rule 144A or any exemption from registration available under the Securities Act of 1933. It agrees on its own behalf and on behalf of any investor account for which it is purchasing the Notes, and each subsequent holder of the Notes by its acceptance of the Notes will agree, to offer, sell, assign, transfer, pledge, encumber or otherwise dispose of such Notes prior to the date which is two years, or such shorter period of time as permitted by Rule 144(k) under the Securities Act of 1933 or any successor provision thereunder, after the last original issue date of the Notes, we refer to such date as the “Resale Restriction Termination Date,” only:

(1) to us or any of our subsidiaries;

(2) pursuant to a registration statement that has been declared effective under the Securities Act of 1933;

(3) for so long as the Notes are eligible for resale pursuant to Rule 144A, to a person it reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A; or

(4) pursuant to any other available exemption from the registration requirements of the Securities Act of 1933.

      Each of the foregoing cases is subject to any requirements of law that the disposition of its property or the property of such investor account or accounts be at all times within its or their control and in compliance with any applicable state securities laws. The foregoing restrictions on resale will not apply after the Resale Restriction Termination Date. Subject to the procedures set forth under “Description of Notes — Book-Entry Form — Book-Entry System,” prior to any proposed transfer of the Notes, before the expiration of the holding period referred to in Rule 144(k) under the Securities Act of 1933 applicable to such transfer, the holder of the Notes must check the appropriate box set forth on the reverse of its Notes relating to the manner of such transfer and submit the Notes to the Trustee. Each purchaser acknowledges that we and the Trustee reserve the right prior to any offer, sale, assignment, transfer, pledge, encumbrance or other disposition pursuant to clause (4) above, prior to the Resale Restriction Termination Date, to require the delivery of an opinion of counsel, certification and/or other information satisfactory to us and the Trustee.

      (e) Each purchaser acknowledges that each Note and each share of our Class A common stock issued upon conversion will contain legends substantially to the following effect:

THIS SECURITY AND THE SHARES OF CLASS A COMMON STOCK OF CHARTER COMMUNICATIONS, INC. (THE “COMPANY”) ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) WHICH IS TWO YEARS AFTER THE LAST ORIGINAL ISSUE DATE HEREOF, ONLY (A) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, OR (D) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

It acknowledges that the foregoing restrictions apply to holders of beneficial interests in the Notes as well as to holders of the Notes.

(f) It acknowledges that we, the Trustee, the initial purchasers and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that if any of the acknowledgments, representations or agreements deemed to have been made by its purchase of the Notes are no longer accurate, it shall promptly notify us, the Trustee and the initial purchasers. If it is acquiring the Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each account; and that each such investor account is eligible to purchase the Notes.

(g) It agrees that it will give to each person to whom it transfers Notes notice of any restrictions on transfers of such Notes.

LEGAL MATTERS

      The validity of the securities offered by this offering memorandum will be passed upon for Charter Communications, Inc. by Irell & Manella, LLP. Weil, Gotshal & Manges LLP represented the initial purchasers in this offering and Davis Polk & Wardwell will pass upon the validity of the securities for the initial purchasers.

INDEPENDENT AUDITORS

      The consolidated financial statements of Charter Communications, Inc. and subsidiaries as of December 31, 2003 and 2002 and for the three year periods ended December 31, 2003, which are included in Charter Communications, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by KPMG LLP, independent accountants, as stated in their report incorporated by reference herein, which includes explanatory paragraphs regarding the adoption, effective January 1, 2002, of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and, effective January 1, 2003, of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure — an amendment to FASB Statement No. 123”.

WHERE YOU CAN FIND MORE INFORMATION

      The indenture governing the Notes will provide that, regardless of whether it is at any time required to file reports with the SEC, we will file with the SEC and furnish to the holders of the Notes all such reports and other information as would be required to be filed with the SEC if we were subject to the reporting requirements of the Exchange Act.

      While any Notes remain outstanding, we will make available upon request to any holder and any prospective purchaser of Notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. This offering memorandum contains summaries, believed to be accurate in all material respects, of certain terms of certain agreements regarding this offering and the Notes (including but not limited to the indenture governing your Notes, the purchase agreement and the registration rights agreement), but reference is hereby made to the actual agreements, copies of which will be made available to you upon request to us free of charge, for complete information with respect thereto, and all such summaries are qualified in their entirety by this reference. Any such request for the agreements summarized herein should be directed to Investor Relations, Charter Communications, Inc., Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131, telephone number (314) 965-0555.

ANNEX A

FORM OF SELLING SECURITYHOLDER NOTICE AND QUESTIONNAIRE

      The undersigned beneficial holder of 5.875% Convertible Senior Notes due 2009 (the “Notes”) of Charter Communications, Inc. (the “Company”) or Class A Common Stock of the Company, par value $0.001 per share (the “Common Stock” and together with the Notes, the “Registrable Securities”), understands that the Company has filed or intends to file with the SEC a registration statement (the “Shelf Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended, of the Registrable Securities in accordance with the terms of the Resale Registration Rights Agreement, dated as of November 22, 2004 (the “Registration Rights Agreement”), among the Company and the initial purchasers named therein. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Registration Rights Agreement.

      Each beneficial owner of Registrable Securities is entitled to the benefits of the Registration Rights Agreement. In order to sell or otherwise dispose of any Registrable Securities pursuant to the Shelf Registration Statement, a beneficial owner of Registrable Securities generally will be required to be named as a selling Securityholder in the related prospectus, deliver a prospectus to purchasers of Registrable Securities and be bound by those provisions of the Registration Rights Agreement applicable to such beneficial owner (including certain indemnification provisions as described below). Beneficial owners are encouraged to complete and deliver this Notice and Questionnaire at least five business days prior to the effectiveness of the Shelf Registration Statement so that such beneficial owners may be named as selling Securityholders in the related prospectus at the time of effectiveness. Any beneficial owner of Notes wishing to include its Registrable Securities must deliver to the Company a properly completed and signed Selling Securityholder Notice and Questionnaire.

      Certain legal consequences arise from being named as selling Securityholders in the Shelf Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling Securityholder in the Shelf Registration Statement and the related prospectus.

Notice

      The undersigned beneficial owner (the “Selling Securityholder”) of Registrable Securities hereby gives notice to Charter Communications, Inc. of its intention to sell or otherwise dispose of Registrable Securities beneficially owned by it and listed below in Item 3(b) pursuant to the Shelf Registration Statement. The undersigned, by signing and returning this Notice and Questionnaire, understands that it will be bound by the terms and conditions of this Notice and Questionnaire and the Registration Rights Agreement as if such undersigned securityholder were an original party thereto.

The undersigned hereby provides the following information to Charter Communications, Inc. and represents and warrants that such information is accurate and complete:

QUESTIONNAIRE

1.     (a)     Full Legal Name of Selling Securityholder:

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities listed in Item (3) below are held:

(c)	Full Legal Name of DTC Participant (if applicable and if not the same as (b) above) through which Registrable Securities listed in Item (3) below are held:

2.     Address for Notices to Selling Securityholder:

 Telephone:

 Fax:

 Email address:

 Contact Person:

3.     Beneficial Ownership of Registrable Securities:

Except as set forth below in this Item (3), the undersigned Selling Securityholder does not beneficially own any Securities or shares of Class A Common Stock issued upon conversion, repurchase or redemption of any Securities.

(a)	Original principal amount of all Registrable Securities (as defined in the Registration Rights Agreement) beneficially owned:

 CUSIP No(s). of such Registrable Securities:

Number of shares of Class A Common Stock (if any) issued upon conversion, repurchase or redemption of Registrable Securities:

(b)	Original principal amount of the Registrable Securities which the undersigned wishes to be included in the Shelf Registration Statement:

CUSIP No(s). of such Registrable Securities to be included in the Shelf Registration Statement:

Number of shares of Class A Common Stock (if any) issued upon conversion of Registrable Securities which are to be included in the Shelf Registration Statement:

4.	Beneficial Ownership of other Charter Communications, Inc. Securities owned by the Selling Securityholder:

Except as set forth below in this Item (4), the undersigned is not the beneficial or registered owner of any securities of Charter Communications, Inc. other than the Registrable Securities listed above in Item (3).

(a)	Type and amount of other securities beneficially owned by the Selling Securityholder:

 (b)     CUSIP No(s). of such other Securities beneficially owned:

5.	Relationship with Charter Communications, Inc.:

Except as set forth below, neither the undersigned nor any of its affiliates, executive officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with Charter Communications, Inc. (or its predecessors or affiliates) during the past three years.

 State any exceptions here:

6.	Nature of the Selling Securityholder:

(a)	Is the Selling Securityholder a reporting company under the Securities Exchange Act, a majority owned subsidiary of a reporting company under the Securities Exchange Act, or a registered investment company under the Investment Company Act, and if so, please state which one.

If the entity is a majority owned subsidiary of a reporting company, identify the majority stockholder that is a reporting company.

If the entity is not any of the above, identify the natural person or persons having voting and investment control over Charter Communications, Inc. securities that the entity owns.

(b)	Is the Selling Securityholder a registered broker-dealer?

☐ Yes*               ☐ No

State whether the Selling Securityholder received the Registrable Securities as compensation for underwriting activities and, if so, provide a brief description of the transaction(s) involved.

State whether the Selling Securityholder is an affiliate of a broker-dealer and if so, list the name(s) of the broker-dealer affiliate(s).

☐ Yes*               ☐ No

*	If the answer is “Yes” to either question above, you must answer both the following questions:

Were the Registrable Securities purchased in the ordinary course of business?

☐ Yes*               ☐ No

At the time of the purchase of the Registrable Securities, did the Selling Securityholder have any agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities.

☐ Yes*               ☐ No

**	If the answer is “Yes,” please describe such agreements or understandings:

7.	Plan of Distribution:

Except as set forth below, the undersigned (including its donees or pledgees) intends to distribute the Registrable Securities listed above in Item (3) pursuant to the Shelf Registration Statement only as follows (if at all): such Registrable Securities may be sold from time to time directly by the undersigned or alternatively through underwriters, broker-dealers or agents. If the Registrable Securities are sold through underwriters, broker-dealers or agents, the Selling Securityholder will be responsible for underwriting discounts or commissions or agent’s commissions. Such Registrable Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Registrable Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market or (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market. The Selling Securityholder may pledge or grant a security interest in some or all of the Registrable Securities owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Registrable Securities from time to time pursuant to the prospectus. The Selling Securityholder also may transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling Securityholder for purposes of the prospectus.

 State any exceptions here:

Note:	In no event may such method(s) of distribution take the form of an underwritten offering of the Registrable Securities without the prior agreement of Charter Communications, Inc.

      By signing below, the undersigned acknowledges that it understands its obligation to comply with the provisions of the Securities Exchange Act of 1934, as amended, and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with any offering of Registrable Securities pursuant to the Shelf Registration Statement. The undersigned agrees that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

      By signing this Notice and Questionnaire, the Selling Securityholder acknowledges that it understands its obligation to comply, and agrees that it will comply, with the prospectus delivery and other provisions of the Securities Act and Exchange Act and the respective rules and regulations thereunder.

      The Selling Securityholder hereby acknowledges its obligations under the Registration Rights Agreement to indemnify and hold harmless certain persons set forth therein.

      Pursuant to the Registration Rights Agreement, Charter Communications, Inc. has agreed under certain circumstances to indemnify the Selling Securityholders against certain liabilities.

      In accordance with the undersigned’s obligation under the Registration Rights Agreement to provide such information as may be required by law for inclusion in the Shelf Registration Statement, the undersigned agrees to provide any additional information Charter Communications, Inc. may reasonably request and to promptly notify Charter Communications, Inc. of any inaccuracies or changes in the information provided that may occur at any time while the Shelf Registration Statement remains effective.

All notices hereunder and pursuant to the Registration Rights Agreement shall be made in writing by hand-delivery, first-class mail, or air courier guaranteeing overnight delivery as follows:

To the Company:	Charter Communications, Inc.
Charter Plaza
12405 Powerscourt Drive,
St. Louis, Missouri 63131
Attention: General Counsel

      In the event any Selling Securityholder transfers all or any portion of the Registrable Securities listed in Item 3 above after the date on which such information is provided to Charter Communications, Inc., the Selling Securityholder will notify the transferee(s) at the time of transfer of its rights and obligations under this Notice and Questionnaire and the Registration Rights Agreement.

      By signing this Notice and Questionnaire, the undersigned consents to the disclosure of the information contained herein in its answers to items (1) through (7) above and the inclusion of such information in the Shelf Registration Statement, the related prospectus and any state securities or Blue Sky applications. The undersigned understands that such information will be relied upon by Charter Communications, Inc. without independent investigation or inquiry in connection with the preparation or amendment of the Shelf Registration Statement, the related prospectus and any state securities or Blue Sky applications.

      Once this Notice and Questionnaire is executed by the Selling Securityholder and received by Charter Communications, Inc., the terms of this Notice and Questionnaire and the representations and warranties contained herein shall be binding on, shall inure to the benefit of, and shall be enforceable by the respective successors, heirs, personal representatives and assigns of Charter Communications, Inc. and the Selling Securityholder with respect to the Registrable Securities beneficially owned by such Selling Securityholder and listed in Item (3) above. This Notice and Questionnaire shall be governed by, and construed in accordance with the laws of the State of New York without regard to the conflicts-of-laws provisions thereof.

      IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its authorized agent.

Dated:

Beneficial Owner:

By:

Name:

Title:

Please return the completed and executed notice and questionnaire to:

Charter Communications, Inc.

Attention: General Counsel
Charter Plaza
12405 Powerscourt Drive,
St. Louis, Missouri 63131